     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 1998

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          HASTINGS ENTERTAINMENT, INC.

             (Exact name of registrant as specified in its charter)

             TEXAS                           5942                         75-1386375
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

                          3601 PLAINS BLVD., SUITE #1
                             AMARILLO, TEXAS 79102
                                 (806) 351-2300
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               JOHN H. MARMADUKE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          HASTINGS ENTERTAINMENT, INC.
                          3601 PLAINS BLVD., SUITE #1
                             AMARILLO, TEXAS 79102
                                 (806) 351-2300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ---------------------

                                   Copies to:

          M. CHARLES JENNINGS, ESQ.                       JEFFREY A. CHAPMAN, ESQ.
          LOCKE PURNELL RAIN HARRELL                       VINSON & ELKINS L.L.P.
         (A PROFESSIONAL CORPORATION)                    3700 TRAMMELL CROW CENTER
         2200 ROSS AVENUE, SUITE 2200                         2001 ROSS AVENUE
           DALLAS, TEXAS 75201-6776                       DALLAS, TEXAS 75201-2921
                (214) 740-8000                                 (214) 220-7700

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                             ---------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

========================================================================================================
          TITLE OF EACH CLASS OF SECURITIES                PROPOSED MAXIMUM            AMOUNT OF
                  TO BE REGISTERED                     AGGREGATE OFFERING PRICE     REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.........................       $58,650,000(1)              $17,302
========================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 13, 1998

PROSPECTUS

                                           SHARES

                          HASTINGS ENTERTAINMENT, INC.

                                  COMMON STOCK
                               ------------------
     Of the           shares of Common Stock, $.01 par value per share (the
"Common Stock"), offered hereby,           shares are being sold by Hastings
Entertainment, Inc. (the "Company"), and           shares are being sold by a
nonmanagement shareholder of the Company (the "Selling Shareholder"). See "Principal Shareholders and Selling Shareholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder.

     Prior to this offering (the "Offering"), there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial
public offering price will be between $     and $     per share. See
"Underwriting" for information relating to the factors considered in determining the initial public offering price. Application has been made to have the Common Stock listed on The Nasdaq Stock Market's National Market under the symbol "HAST."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

====================================================================================================================
                                                        UNDERWRITING                                 PROCEEDS TO
                                    PRICE TO           DISCOUNTS AND           PROCEEDS TO             SELLING
                                     PUBLIC            COMMISSIONS(1)           COMPANY(2)         SHAREHOLDER(2)
--------------------------------------------------------------------------------------------------------------------
Per Share                               $                    $                      $                     $
--------------------------------------------------------------------------------------------------------------------
Total(3)                                $                    $                      $                     $
====================================================================================================================

   (1) For information regarding indemnification of the Underwriters, see "Underwriting."

   (2) Before deducting expenses estimated at $        , of which $        is
       payable by the Company and $        is payable by the Selling
       Shareholder.

   (3) The Company has granted the Underwriters a 30-day option to purchase up
       to         additional shares of Common Stock solely to cover
       over-allotments, if any. See "Underwriting." If this option is exercised in full, the total Price to Public, Underwriting Discounts and
       Commissions and Proceeds to Company will be $        , $        and
       $        , respectively.
                               ------------------
     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
            , 1998, at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------
SALOMON SMITH BARNEY                                   A.G. EDWARDS & SONS, INC.

          , 1998

    [STORE SCHEMATIC; INTERIOR/EXTERIOR PHOTOGRAPHS OF STORE; PHOTOGRAPHS OF
                PRODUCT/ARTISTS; AND/OR MAP OF STORE LOCATIONS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENTS, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and the notes thereto appearing elsewhere in this Prospectus. The information contained in this Prospectus reflects a five-for-one split of the Company's outstanding Common Stock to be effected immediately prior to the Offering. Unless otherwise indicated, information in this Prospectus assumes no exercise of the Underwriters' option to purchase additional Common Stock to cover over-allotments, if any. The terms "Company" and "Hastings" refer to Hastings Entertainment, Inc. and its predecessors, unless the context otherwise requires. The Company's fiscal year ends on January 31 and is identified as the fiscal year for the immediately preceding calendar year. For example, the fiscal year ended January 31, 1997 is referred to as "fiscal 1996." This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Hastings is a leading multimedia entertainment retailer that combines the sale of books, music, software, periodicals and videotapes with the rental of videotapes and video games in a superstore format. Founded in 1968, Hastings currently operates 117 superstores averaging 20,700 square feet in small to medium-sized markets located throughout the Midwestern and Western United States. Based on its 30-year operating history, the Company believes that these small to medium-sized markets with populations ranging from 25,000 to 150,000 present an opportunity to profitably operate and expand Hastings' unique entertainment superstore format. These markets are usually underserved by existing book, music, software or video stores with competition generally limited to locally owned specialty stores or single-concept entertainment retailers. In addition, Hastings proprietary purchasing and inventory management systems enable its superstores to typically offer the broadest range of entertainment products in these markets at prices that are competitive with or lower than the lowest prices charged by its competitors. The Company believes it has significant advantages over its competitors, including its unique multimedia retailing concept, extensive product selections, low-pricing strategy, targeted merchandising, efficient operations, superior customer service and substantial operating experience in small to medium-sized markets.

     A key element of the Company's business strategy is to continue its growth and increase its profitability through the continued expansion of its superstore operations. During the past five years, Hastings' revenues have increased at a 14% compound annual growth rate, growing from $187 million in fiscal 1992 to $358 million in fiscal 1997 as a result of new store openings and comparable store revenue increases. Over this period, the Company increased its superstore selling square footage by 143% from approximately 856,000 square feet in fiscal 1992 to approximately 2,081,000 square feet at the end of fiscal 1997, while comparable store revenue increases for fiscal 1995, 1996 and 1997 were 4%, 6% and 7%, respectively. Hastings intends to continue this growth in the future by opening approximately 60 superstores in the next three years and continuing its ongoing store expansion and remodeling programs. The Company also intends to augment its current award-winning Web site with Internet commerce capabilities during the second quarter of fiscal 1998.

     Hastings has assembled a strong management team with substantial experience in the retail industry led by John H. Marmaduke, who has served as the Company's President and Chief Executive Officer for the past 22 years. The Company believes that its success throughout its 30-year history has been due in large part to its ability to recognize and respond to prevailing trends in retailing. For example, in response to the growing popularity of the superstore format and its superior profitability, Hastings redirected its resources in the early 1990's to the expansion of its superstores while profitably divesting its mall-based stores in fiscal 1993 and fiscal 1994. Further, to address a slowdown in its rental video business in early 1997, the Company introduced a new rental video merchandising strategy that led to comparable store revenue increases for rental video of over 10% in the fourth quarter of fiscal 1997 compared to the same quarter in fiscal 1996.

OPERATING STRATEGY

     The Company's goal is to enhance its position as a leading multimedia entertainment retailer by expanding existing stores, opening new stores in selected markets, and offering its products through the Internet. Each element of the Company's business strategy is designed to build consumer awareness of the Hastings concept and achieve high levels of customer loyalty and repeat business. The key elements of this strategy are the following:

     Superior Multimedia Concept. The Company's superstores present a wide variety of products tailored to local preferences in a dynamic and comfortable store atmosphere with exceptional customer service. Hastings superstores average approximately 20,700 square feet, with the Company's new stores ranging in size from 18,000 square feet to 35,000 square feet. The Company's superstores offer customers an extensive product assortment of approximately 40,000 book, 28,000 music, 1,000 software, 2,000 periodical and 6,000 videotape titles and 1,300 complementary and accessory items for sale and 15,000 videotape and video game selections for rent. Although the superstores' core product assortment tends to be similar, the merchandise mix of each Hastings superstore is tailored to accommodate the particular demographic profile of the local market in which the superstore operates through the utilization of the Company's proprietary purchasing and inventory management systems. In addition, the Company offers virtually all book, music, software, videotape and video game selections that are available to retailers, consisting of an aggregate of over 2.5 million titles, at its superstores through a special store order program. The Company believes that its multimedia format reduces Hastings' reliance on and exposure to any particular entertainment segment or trend and enables the Company to promptly add exciting new entertainment categories to its product line.

     Small to Medium-Sized Market Superstore Focus. The Company targets small to medium-sized markets with populations of 25,000 to 150,000 in which the Company's extensive product selection, low pricing strategy, efficient operations and superior customer service enable it to become the market's entertainment destination store. The Company believes that the small to medium-sized markets where it operates the majority of its superstores present an opportunity to profitably operate and expand Hastings' unique entertainment superstore format. These markets typically are underserved by existing book, music or video stores, and competition generally is limited to locally owned specialty stores or single-concept entertainment retailers. The Company bases its merchandising strategy for its superstores on in-depth research of its customers and understanding of its individual markets. Hastings strives to optimize each superstore's merchandise selection by using its proprietary information systems to analyze the sales history, anticipated demand and demographics of each superstore's market. In addition, the Company utilizes flexible layouts that enable each superstore to arrange its products according to local interests and to customize the layout in response to new customer preferences and product lines, such as the Company's growing software department.

     Customer-Oriented Superstore Format. The Company designs its superstores to provide an easy-to-shop, open store atmosphere by offering major product categories in a "store-within-a-store" format. Most Hastings superstores utilize product-category boutiques positioned around a wide racetrack aisle that is designed to allow customers to view the entire superstore. This store configuration produces significant cross-marketing opportunities among the various entertainment departments, which the Company believes results in higher transaction volumes and impulse purchases. To encourage browsing and the perception of Hastings as a community gathering place, the Company has incorporated amenities in many superstores, such as chairs for reading, complimentary gourmet coffees, music auditioning stations, interactive information kiosks, telephones for free local calls, children's play areas and in-store promotional events.

     Cost-Effective Operations. The Company is committed to controlling costs in every aspect of its operations while maintaining its customer-oriented philosophy. From 1993 to 1996, Hastings invested $8.5 million to develop and implement proprietary information, purchasing, distribution and inventory control systems that position the Company to continue to grow profitably. These systems enhance profitability by enabling the Company to respond actively to customers' changing desires and to rapid shifts in local and national market conditions. The Company's state-of-the-art 100,000 square-foot distribution center, which adjoins the Company's corporate offices in Amarillo, Texas, provides Hastings with improved store in-stocks, efficient product cross-docking and centralized returns processing.

     Low Pricing. Hastings' pricing strategy at its superstores is to offer value to its customers by maintaining prices that are competitive with or lower than the lowest prices charged by other retailers in the market. The Company determines its prices on a market-by-market basis, depending on the level of competition and other market-specific considerations. The Company believes that its low pricing structure results in part from (i) its ability to purchase directly from publishers, studios and manufacturers as opposed to purchasing from distributors, (ii) its proprietary information systems that enable management to make more precise and targeted purchases for each superstore, and
(iii) its consistent focus on maintaining low occupancy and operating costs.

EXPANSION STRATEGY

     Expanded Selling Square Footage. With the relatively recent completion of its corporate infrastructure, the Company is positioned to accelerate its growth strategy. The Company has identified over 500 underserved, small to medium-sized markets that meet its new-market criteria. It plans to open approximately 60 superstores over the next three years in certain of those markets for a total of approximately 170 superstores (net of closings) by the end of fiscal 2000. In addition to opening new superstores, the Company plans to continue expanding and remodeling its existing stores. Between new store openings and store expansions, the Company anticipates increasing its current selling square footage of approximately 2,081,000 by more than 50% by the end of fiscal 2000. The Company believes that with its current information systems and distribution capabilities, Hastings' infrastructure can support the Company's anticipated rate of growth for at least the next five years.

     Electronic Commerce. With the anticipated initiation of the sale of products on its Web site in the second quarter of fiscal 1998, the Company believes that it will be the first fully integrated, multimedia entertainment retailer offering books, music, software, videotapes and video games through the Internet on a single Web site. Hastings believes that it has significant advantages that position it to succeed in electronic commerce on the Internet, including its strong name recognition in its markets, its unique range and assortment of multimedia products, its advanced information systems and fulfillment capabilities, and its well-established entertainment retailing experience and ability to respond rapidly to customers' evolving entertainment desires.

     The Company's principal executive offices are located at 3601 Plains Boulevard, Suite #1, Amarillo, Texas 79102, and its telephone number at such location is (806) 351-2300.

                                  THE OFFERING

Common Stock offered by the Company.........................  shares
Common Stock offered by the Selling Shareholder.............  shares
Common Stock outstanding after the Offering(1)..............  shares
Use of Proceeds.............................................  To fund the opening of new superstores and the expansion
                                                              of existing superstores; to
                                                              reduce outstanding
                                                              indebtedness under the
                                                              Company's unsecured $45.0
                                                              million revolving credit
                                                              facility; and for general
                                                              corporate purposes. See "Use
                                                              of Proceeds."
Proposed Nasdaq National Market symbol......................  HAST

---------------

(1) Does not include 2,357,720 shares reserved for issuance under the Company's various stock plans. As of January 31, 1998, options for 1,819,160 shares have been granted under these stock plans with a weighted average exercise price per share of $11.88. See "Management -- Stock Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

     The summary financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus. The income statement data set forth below for fiscal 1994, 1995 and 1996 and the balance sheet data at January 31, 1996 and 1997 are derived from the audited financial statements included elsewhere in this Prospectus. The income statement data set forth below for fiscal 1992 and 1993 and the balance sheet data at January 31, 1993, 1994 and 1995 are derived from audited financial statements not included herein. The income statement data set forth below for the nine months ended October 31, 1996 and 1997 and the balance sheet data at October 31, 1996 and 1997 are derived from unaudited financial statements included herein. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting of normal accruals, necessary for a fair presentation of the financial position of the Company and the results of operations for the indicated periods. Operating results for the nine months ended October 31, 1997 are not necessarily indicative of the results that may be expected for fiscal 1997.

                                                                                                            NINE MONTHS
                                                                     FISCAL YEAR                         ENDED OCTOBER 31,
                                                -----------------------------------------------------   -------------------
                                                  1992       1993        1994       1995       1996       1996       1997
                                                --------   --------    --------   --------   --------   --------   --------
INCOME STATEMENT DATA(1):
Merchandise revenue...........................  $150,404   $171,049    $197,311   $232,463   $251,934   $170,940   $187,969
Video rental revenue..........................    36,790     46,674      57,603     66,449     72,357     53,090     52,641
                                                --------   --------    --------   --------   --------   --------   --------
Total revenues................................   187,194    217,723     254,914    298,912    324,291    224,030    240,610
Gross profit..................................    68,237     80,520      95,681    109,753    119,679     87,579     92,680
Selling, general and administrative
  expenses....................................    56,083     65,769      80,480     89,325    105,183     80,260     83,877
Development expenses..........................        --        514       2,811      2,791      2,421      1,866         --
                                                --------   --------    --------   --------   --------   --------   --------
Operating income..............................    12,154     14,237      12,390     17,637     12,075      5,453      8,803
Interest expense, net.........................      (169)      (310)       (718)    (2,588)    (3,585)    (2,677)    (3,093)
Gain (loss) on sale of mall stores, net(1)....        --      3,836       4,080         --     (2,500)    (2,500)        --
Other, net....................................       603      2,051(2)      148        221        126         --         --
                                                --------   --------    --------   --------   --------   --------   --------
Income before income taxes....................    12,588     19,814      15,900     15,270      6,116        276      5,710
Income taxes..................................     4,744      7,205       6,090      5,875      2,320        126      2,282
                                                --------   --------    --------   --------   --------   --------   --------
Net income....................................  $  7,844   $ 12,609    $  9,810   $  9,395   $  3,796   $    150   $  3,428
                                                ========   ========    ========   ========   ========   ========   ========
Net income per common share...................
                                                ========   ========    ========   ========   ========   ========   ========
Weighted average common shares outstanding....
PERCENTAGE OF REVENUES AND OTHER DATA:
Gross profit..................................      36.5%      37.0%       37.5%      36.7%      36.9%      39.1%      38.5%
Operating income..............................       6.5%       6.5%        4.9%       5.9%       3.7%       2.4%       3.7%
Depreciation and amortization(3)..............  $ 12,797   $ 19,110    $ 21,560   $ 31,175   $ 32,967   $ 24,567   $ 25,168
Capital expenditures..........................  $ 21,243   $ 30,247    $ 40,013   $ 48,358   $ 40,510   $ 32,037   $ 43,427
STORE DATA(1):
  Number of Stores:
  Open at beginning of period.................        83         82          91        102        108        108        111
  Opened during period........................         8         13          13          9          4          3          6
  Closed during period........................        (9)        (4)         (2)        (3)        (1)        (1)         0
  Open at end of period.......................        82         91         102        108        111        110        117
Comparable store revenues increase(4).........        --         17%         10%         4%         6%         7%         5%

                                                                  OCTOBER 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
BALANCE SHEET DATA:
Working capital.............................................  $ 62,437      $
Total assets................................................   214,854
Total debt..................................................    68,646
Total shareholders' equity..................................    66,581

---------------

(1) The Company sold 26 of its mall stores in fiscal 1993 and its remaining 16 mall stores in fiscal 1994. The operating results of these mall stores are included in the financial results of the Company until their sale. Store Data does not include these mall stores. In fiscal 1996, the Company established a reserve of $2.5 million ($1.6 million after-tax charge) to cover potential losses related to the leases covering the mall stores that were sold to Camelot Music, which filed for bankruptcy protection in August 1996. See "Business -- Litigation."

(2) Includes $1,235,000 in life insurance proceeds received in fiscal 1993 from an insurance policy covering the life of Sam Marmaduke, founder of the Company.

(3) Includes total costs associated with the Company's videotape rental expense allocation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General -- Videotape Rental Expense Allocation."

(4)  Stores open a minimum of 60 weeks.

(5)  Adjusted to reflect the sale of the           shares of Common Stock
     offered by the Company hereby at an assumed initial public offering price
     of $       per share and application of the estimated net proceeds
     therefrom as set forth in "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Common Stock involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should consider carefully the risk factors set forth below, in addition to the other information contained in this Prospectus. This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth below and elsewhere in this Prospectus.

     Expansion Strategy. The Company intends to accelerate its growth in existing and new markets by increasing store revenues, opening new superstores, and expanding and remodeling existing superstores. The Company plans to open approximately 60 superstores during the next three years and will integrate its superstore retail concept with the sale of its products through the Internet beginning in the second quarter of fiscal 1998. See "Business -- Expansion Strategy." The Company has identified over 500 underserved, small to medium-sized markets that meet its new market criteria and plans to open approximately 60 superstores over the next three years in certain of those markets for a total of approximately 170 superstores (net of closings) by the end of fiscal 2000. In addition to opening new superstores, the Company plans to continue expanding and remodeling its existing stores. The Company's planned openings and expansions during the next three years represent an acceleration of its current growth rate. In the past, the Company has opened certain new superstores that either did not become profitable or became profitable only after a longer period of time than the Company had originally estimated. There can be no assurance that the Company will be successful in completing its planned superstore openings and expansions, that newly opened or expanded superstores will achieve revenue or profitability levels comparable to the Company's existing superstores or that they will achieve such revenue or profitability levels within the time periods estimated by the Company. The Company's planned expansion depends upon a number of factors, including, among others, the Company's ability to obtain adequate financing, locate suitable superstore sites, negotiate acceptable lease terms, open and expand superstores on a timely basis, hire, train, integrate and retain employees, and enhance, expand and adapt its information and other operational systems. There can be no assurance that the Company will be able to achieve its growth plans or effectively manage such growth. The Company's failure to achieve its expansion plans or to manage such plans effectively could have a material adverse effect on the Company.

     Seasonality and Fluctuations in Operating Results. As is the case with many retailers, a significant portion of the Company's revenues, and an even greater portion of its operating profit, are generated in the fourth fiscal quarter, which includes the Christmas selling season. As a result, a substantial portion of the Company's annual earnings has been, and will continue to be, dependent on the results of this quarter. An economic downturn during the fourth quarter could adversely affect the Company to a greater extent than if such downturn occurred at another time of the year. Major world or sporting events, such as the Super Bowl, the Olympics or the World Series, also have a temporary adverse effect on revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Inflation." Future operating results may be affected by many factors, including variations in the number and timing of store openings, the amount and timing of net sales contributed by new stores, the level of pre-opening expenses associated with new stores, the number of popular new book, music, software, periodical and videotape titles, the cost of the new arrival titles, changes in comparable store revenues, competition, marketing programs, weather, special or unusual events and other factors that may affect retailers in general and the Company in particular. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Expansion into Electronic Commerce. Beginning in the second quarter of fiscal 1998, the Company anticipates that it will integrate its superstore retail concept with the sale of its products through the Internet. The retail market over the Internet is rapidly evolving and depends upon market acceptance of novel methods for distributing products, which involves a high degree of uncertainty. Although the Company believes that it has developed the electronic and operational infrastructure necessary to offer its products through the Internet in a manner that will be technologically sound and customer oriented, there can be no assurance that the Company's expansion into electronic commerce will be profitable. The success of this expansion strategy depends upon the adoption of the Internet by consumers as a widely used medium for commerce in general, as well as the availability and functionability of the Hastings Web site in particular. Any failure of the Internet infrastructure to support increased demands placed on it by continued growth or system interruptions that result in the unavailability of the Company's Web site or reduced performance in the fulfillment of orders could reduce the volume of goods sold and the attractiveness of the Company's electronic commerce service to customers. Increases in the number and frequency of orders placed on the Hastings Web site may require the Company to expand its operating infrastructure, including information systems. There can be no assurance that Hastings will be able to expand its technology at a rate that will accommodate the need for such increases. The success of Internet retailing is dependent upon other factors beyond the control of the Company, including electronic commerce security risks and the impact of technological advances. If the Internet does not become a viable commercial marketplace or if critical issues concerning the commercial use of the Internet are not favorably resolved, the Company could be materially adversely affected.

     Consumer Spending. The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer demand in a timely manner. Accordingly, any failure by the Company to identify and respond to emerging trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could have a material adverse effect on the Company. The sale of books, music, software and periodicals and the sale and rental of videotapes historically have been dependent upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond the control of the Company. In addition, spending on these items is affected significantly by the timing, pricing and success of new releases, which are not within the Company's control. A lack of popular new book, music, software, periodical, videotape or video game selections could have a material adverse effect on the Company. Also, a decline in consumer spending on books, music or videotapes or other entertainment-related products could have a material adverse effect on the Company.

     Supplier Relationships. The Company purchases much of its merchandise directly from manufacturers rather than purchasing from distributors. The inability of the Company to purchase products directly from a manufacturer would require the Company to purchase those products from a distributor, in all likelihood at higher prices. There can be no assurance that the Company will be able to continue to acquire merchandise directly from manufacturers at competitive prices or on competitive terms in the future. The Company's top three suppliers accounted for approximately 26% of the Company's inventory purchased during fiscal 1997. There can be no assurance that in the event of the inability of the Company to purchase merchandise from one of these suppliers the Company would be able to purchase the same or similar products from another supplier at competitive prices or on competitive terms. The inability to locate an alternate supplier with competitive prices could have a material adverse effect on the Company. In addition, the Company's inability to return merchandise to suppliers could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Competition and Technological Obsolescence. The entertainment retail industry is highly competitive. The Company competes with a wide variety of book, music, software and videotape retailers, including online retailers, independent single store operators, local multi-store operators, regional and national chains, as well as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations, warehouse clubs, record clubs, other retailers and various noncommercial sources such as libraries. Many of the Company's competitors have been expanding in both store size and number of outlets, while others have announced their intentions to expand. Increased competition may reduce the Company's revenues, raise store rents and operating expenses and decrease profit margins and profits. Some of the Company's competitors have significantly greater financial and marketing resources, market share and name recognition than the Company. There can be no assurance that the Company will be able to continue to compete successfully with its existing competitors or with new competitors. Although the Company historically has operated in small to medium-sized markets with less competition than would be found in larger cities, there can be no assurance that competition in these markets will not intensify significantly.

     The Company also competes with cable, satellite and pay-per-view cable television systems. Digital compression technology, combined with fiber optics and other developing technologies, is expected eventually to permit cable companies, direct broadcast satellite companies, telephone companies and other businesses to transmit a greater number of movies to homes at more frequently scheduled intervals throughout the day or on demand and potentially at a lower cost than presently offered. Technological advances or changes in the marketing of movies could make these technologies more attractive and economical to consumers, which could have a material adverse effect on the Company. In addition, continuing technological advances may enhance the ability of consumers to shop at home or access, produce and print written works or record music digitally. Such advances could have a material adverse effect on the Company. Some of the Company's traditional competitors have recently started to compete through the Internet, and the Company anticipates that certain of the Company's other traditional competitors will compete soon through the Internet as well. In addition, several of the Company's competitors on the Internet have been operating retail Web sites longer than the Company and may have a greater level of technological expertise, financial and marketing resources and name recognition. There can be no assurance that the Company will be able to compete successfully, technologically or otherwise, with other Internet retailers or with its existing competitors on a cost-effective and timely basis in electronic commerce. See "Business -- Competition."

     Dependence on Key Personnel. The Company's success is substantially dependent upon the efforts of its senior management and other key personnel, including in particular John H. Marmaduke, who has served as the President and Chief Executive Officer of the Company since 1976. The loss of Mr. Marmaduke's services or the services of one or more of the other members of senior management could have a material adverse effect on the Company. The Company currently does not have an employment agreement with any member of management. With the exception of a $10 million policy on the life of Mr. Marmaduke, the Company currently does not maintain key-man insurance on any of its executive officers. The success of the Company depends, in part, on its ability to retain its key management and attract other personnel to satisfy the Company's current and future needs. The inability to retain key personnel or to attract additional personnel could have a material adverse effect on the Company. See "Management."

     Control of the Company; Effect of Certain Provisions in Articles of Incorporation and Bylaws. Upon completion of the sale of the shares offered
hereby, approximately      % of the outstanding Common Stock of the Company will
be beneficially owned by John H. Marmaduke, the Estate of Sam Marmaduke, the John H. Marmaduke Family Limited Partnership, the Stephen S. Marmaduke Family Limited Partnership and other members of the Marmaduke family. The holders of a majority of the Company's Common Stock can elect all of the directors of the Company, approve other general matters that are to be acted upon by the shareholders and effectively veto any extraordinary corporate action contemplated by the Company. See "Principal Shareholders and Selling Shareholder" and "Description of Capital Stock."

     Certain provisions of the Third Restated Articles of Incorporation (the "Articles of Incorporation") and the Amended and Restated Bylaws (the "Bylaws") of the Company may be deemed to have an anti-takeover effect and may delay, discourage or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. The Articles of Incorporation of the Company provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Company's Articles of Incorporation or Bylaws also include advance notice requirements for shareholder proposals and nominations, prohibit the taking of shareholder action by written consent without a meeting and provide that special meetings of shareholders of the Company be called only by the Chairman of the Board of Directors, a majority of the Board of Directors, the Company's President or holders of not less than 25% of the Company's outstanding stock entitled to vote at the proposed meeting. In addition, the Bylaws may be amended or repealed only by the Board. These provisions may not be amended in the Company's Articles of Incorporation or Bylaws without the affirmative vote of the holders of a majority of the outstanding shares of Common Stock. See "Description of Capital Stock -- Certain Provisions of the Articles of Incorporation and Bylaws."

     The Board of Directors of the Company is authorized (without any further action by the shareholders) to issue Preferred Stock in one or more series and to fix the voting rights and designations, preferences, limitations and relative rights and qualifications, limitations or restrictions and certain other rights and preferences, of the Preferred Stock. Under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of

Directors of the Company, without shareholder approval, may issue Preferred Stock with voting, dividend and conversion rights that could adversely affect the holders of Common Stock. As of the date of this Prospectus, no shares of Preferred Stock are outstanding and the Company has no present intention to issue any shares of Preferred Stock. See "Description of Capital Stock."

     No Prior Public Trading Market and Volatility of Stock Price. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price, which will be established by negotiations among the Company, the Selling Shareholder and the Underwriters, may not be indicative of prices that will prevail in the trading market. See "Underwriting." The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, factors such as fluctuations in the Company's operating results, a downturn in the retail industry, failure to meet stock market analysts' earnings estimates, changes in analysts' recommendations regarding the Company, other retail companies or the retail industry in general, and general market and economic conditions may have a material adverse effect on the market price of the Common Stock.

     Immediate and Substantial Dilution. Purchasers of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of the Common Stock from the initial public offering price as compared to the increase in the net tangible book value per share that will accrue to existing shareholders. At an initial public offering price of
$          per share, such dilution would have been equal to $          per
share at October 31, 1997. In addition, the future exercise of stock options and warrants would result in further dilution. See "Dilution."

     Shares Eligible for Future Sale. Sales of substantial amounts of shares in the public market following the Offering could adversely affect the market price of the Common Stock. Immediately following the Offering, the Company will have
     shares of Common Stock outstanding. Of these shares,      shares will be
"restricted securities" as defined by Rule 144 ("Rule 144") adopted under the Securities Act. These shares may be sold in the future in compliance with the volume limitations and other restrictions of Rule 144. The Company is unable to predict the effect that future sales made under Rule 144 or otherwise will have on the market price of the Common Stock prevailing at that time. See "Shares Eligible for Future Sale" and "Underwriting." The Company, its officers and directors, and certain other shareholders including the Selling Shareholder, who
collectively hold           shares, or   % of the outstanding shares of Common
Stock prior to this Offering, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose (or publicly disclose the intention to make any such disposition or transfer) of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc. See "Underwriting."

     Dividend Policy. Subsequent to the Offering, the Company intends to retain its earnings to support operations and finance its growth and does not intend to pay cash dividends on the Common Stock for the foreseeable future. The payment of cash dividends in the future will be at the discretion of the Board of Directors and subject to certain limitations under the Texas Business Corporation Act and will depend upon factors such as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors. The Company's unsecured revolving credit facility and the Note Purchase Agreement (the "Note Agreement") relating to the Company's unsecured Series A Senior Notes due 2003 (the "Notes") restrict the payment of dividends. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                USE OF PROCEEDS

     Assuming an initial public offering price of $          per share (the
midpoint of the range set forth on the cover page of this Prospectus), the net
proceeds from the sale of the      shares of Common Stock offered by the Company
are estimated to be $  million ($     million assuming exercise in full of the
over-allotment option) after deducting estimated offering expenses and underwriting discounts and commissions payable by the Company. The Company will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Shareholder. See "Underwriting" and "Principal Shareholders and Selling Shareholder."

     The Company plans to use the net proceeds to fund its growth in new superstores and superstore expansions and remodeling and for working capital and general corporate purposes. At the closing of the Offering, the Company intends to repay the outstanding balance under its unsecured $45.0 million revolving credit facility with a group of banks (the "Revolving Credit Facility"), which the Company anticipates will be approximately $35.0 million at the closing. Pending such uses, the Company intends to invest the remaining net proceeds in short-term, interest-bearing investment-grade securities. The Company's $45.0 million Revolving Credit Facility will continue to be available after completion of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for information regarding indebtedness under the Revolving Credit Facility.

                                DIVIDEND POLICY

     The Company intends to retain its earnings in the future to support operations and finance its growth and does not intend to pay cash dividends on the Common Stock for the foreseeable future. The payment of cash dividends in the future will be at the discretion of the Board of Directors and subject to certain limitations under the Texas Business Corporation Act and will depend upon factors such as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors. The Revolving Credit Facility and the Note Agreement relating to the Company's Notes restrict the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." There can be no assurance that the Company will pay any dividends in the future. During the 1995, 1996 and 1997 fiscal years, the Company paid nominal cash dividends of $.014, $.017 and $.018 per share, respectively.

                                    DILUTION

     As of October 31, 1997, the Company's net tangible book value was $66.6 million or $7.96 per share. "Net tangible book value" represents the amount of the Company's total tangible assets less total liabilities. After giving effect
to (i) the sale by the Company of the           shares of Common Stock offered
by the Company hereby (at an assumed initial offering price of $          per
share and after deducting estimated underwriting discounts and commissions and expenses of the Offering) and (ii) the application of the net proceeds as set forth under "Use of Proceeds," the net tangible book value of the Company as of
October 31, 1997 would have been approximately $          or $          per
share, which represents an immediate increase of $          per share to
existing shareholders and an immediate dilution of $     per share to persons
purchasing shares in the public offering. The following table illustrates this dilution per share:

Assumed initial public offering price.......................           $
  Net tangible book value per share at October 31, 1997.....  $
                                                              ------
  Increase attributable to new investors....................
                                                              ------
Net tangible book value per share after offering............
                                                                       ------
Dilution to new investors...................................           $
                                                                       ======

     The following table sets forth as of October 31, 1997 the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and the new investors purchasing shares in the Offering at an assumed initial public offering price of
$          per share (before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                       SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                     --------------------    -------------------      PRICE
                                      NUMBER      PERCENT    AMOUNT     PERCENT     PER SHARE
                                     ---------    -------    -------    --------    ---------
                                        (IN THOUSANDS)         (IN THOUSANDS)
Existing Shareholders..............  8,366,285          %    $1,704           %       $0.20
                                                   -----                 -----
New Investors......................
                                     ---------     -----     ------      -----        -----
          Total....................
                                     ---------     -----     ------      -----        -----

     The foregoing assumes no exercise of stock options outstanding at October 31, 1997. At October 31, 1997, there were outstanding stock options to purchase an aggregate of 1,828,840 shares of Common Stock at a weighted average exercise price of $11.94 per share. To the extent these stock options are exercised, there will be further dilution to purchasers in the Offering. See
"Management -- Stock Option Plans." See "Principal Shareholders and Selling Shareholder" for information regarding certain existing shareholders.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of October 31, 1997 and (ii) as adjusted to give effect to the issuance and sale by
the Company of the      shares of Common Stock being offered by the Company at
an assumed initial public offering price of $          per share and the
application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                 OCTOBER 31, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Current maturities of long-term debt and capitalized lease
  obligations...............................................  $    302     $   302
                                                              --------     -------
Long-term debt and capitalized lease obligations:
  Revolving Credit Facility(1)..............................    40,900
  Series A Senior Notes(2)..................................    25,000      25,000
  Other, excluding current maturities.......................     2,444       2,444
Redemption value of common stock held by estate of Company's
  founder(3)................................................     8,000          --
Shareholders' Equity:
  Preferred Stock, $.01 par value, 5,000,000 shares
     authorized; none issued................................        --          --
  Common Stock, $.01 par value, 75,000,000 shares
     authorized; 8,552,000 shares issued,      shares issued
     as adjusted(4).........................................        86
  Additional paid-in capital................................     1,656
  Retained earnings.........................................    75,040      75,040
  Less treasury stock, 185,715 shares, stated at cost.......    (2,201)     (2,201)
  Redemption value of common stock held by estate of
     Company's founder......................................    (8,000)         --
                                                              --------     -------
     Total shareholders' equity.............................    66,581
                                                              --------     -------
          Total capitalization..............................  $143,227     $
                                                              ========     =======

---------------

(1) The Company estimates that after the application of the net proceeds of the Offering it will have $45.0 million available under the Revolving Credit Facility. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a description of the Company's Revolving Credit Facility.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(3) Represents estimated maximum potential redemption obligation of the Company under the Stock Redemption Agreement dated May 3, 1994, between John H. Marmaduke, Independent Executor of the Estate of Sam Marmaduke, Deceased, and the Company. The redemption obligation is limited by Section 303 of the Internal Revenue Code of 1986, as amended, and could be reduced based on the resolution of certain pending matters between the Internal Revenue Service and the estate of the Company's founder. If this Offering is consummated, the Redemption Agreement will terminate.

(4) Excludes 2,357,720 shares reserved for issuance under the Company's various stock plans. As of October 31, 1997, options for an aggregate 1,828,840 shares have been granted and are outstanding under these stock plans. See "Management -- Stock Plans."

                     SELECTED FINANCIAL AND OPERATING DATA

     The selected financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus. The income statement data set forth below for fiscal 1994, 1995 and 1996 and the balance sheet data at January 31, 1996 and 1997 are derived from the audited financial statements included elsewhere in this Prospectus. The income statement data set forth below for fiscal 1992 and 1993 and the balance sheet data at January 31, 1993, 1994 and 1995 are derived from audited financial statements not included herein. The income statement data set forth below for the nine months ended October 31, 1996 and 1997 and the balance sheet data at October 31, 1996 and 1997 are derived from unaudited financial statements included herein. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position of the Company and the results of operations for the indicated periods. Operating results for the nine months ended October 31, 1997 are not necessarily indicative of the results that may be expected for fiscal 1997.

                                                                                                       NINE MONTHS ENDED
                                                                FISCAL YEAR                               OCTOBER 31,
                                         ---------------------------------------------------------   ---------------------
                                           1992       1993         1994        1995        1996        1996        1997
                                         --------   ---------    ---------   ---------   ---------   ---------   ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA(1):
Merchandise revenue....................  $150,404   $ 171,049    $ 197,311   $ 232,463   $ 251,934   $ 170,940   $ 187,969
Video rental revenue...................    36,790      46,674       57,603      66,449      72,357      53,090      52,641
                                         --------   ---------    ---------   ---------   ---------   ---------   ---------
Total revenues.........................   187,194     217,723      254,914     298,912     324,291     224,030     240,610
Merchandise cost of revenue............   106,594     119,090      141,910     165,320     182,314     117,604     129,137
Rental video cost of revenue...........    12,363      18,113       17,323      23,839      22,298      18,847      18,793
                                         --------   ---------    ---------   ---------   ---------   ---------   ---------
Total cost of revenues.................   118,957     137,203      159,233     189,159     204,612     136,451     147,930
Gross profit...........................    68,237      80,520       95,681     109,753     119,679      87,579      92,680
Selling, general and administrative
  expenses.............................    56,083      65,769       80,480      89,325     105,183      80,260      83,877
Development expenses...................        --         514        2,811       2,791       2,421       1,866          --
                                         --------   ---------    ---------   ---------   ---------   ---------   ---------
Operating income.......................    12,154      14,237       12,390      17,637      12,075       5,453       8,803
Interest expense, net..................      (169)       (310)        (718)     (2,588)     (3,585)     (2,677)     (3,093)
Gain (loss) on sale of mall stores,
  net(1)...............................        --       3,836        4,080          --      (2,500)     (2,500)         --
Other, net.............................       603       2,051(2)       148         221         126          --          --
                                         --------   ---------    ---------   ---------   ---------   ---------   ---------
Income before income taxes.............    12,588      19,814       15,900      15,270       6,116         276       5,710
Income taxes...........................     4,744       7,205        6,090       5,875       2,320         126       2,282
                                         --------   ---------    ---------   ---------   ---------   ---------   ---------
Net income.............................  $  7,844   $  12,609    $   9,810   $   9,395   $   3,796   $     150   $   3,428
                                         ========   =========    =========   =========   =========   =========   =========
Net income per common share............
                                         ========   =========    =========   =========   =========   =========   =========
Weighted average common shares
  outstanding..........................
PERCENTAGE OF REVENUES AND OTHER DATA:
Gross profit...........................      36.5%       37.0%        37.5%       36.7%       36.9%       39.1%       38.5%
Operating income.......................       6.5%        6.5%         4.9%        5.9%        3.7%        2.4%        3.7%
Depreciation and Amortization(3).......  $ 12,797   $  19,110    $  21,560   $  31,175   $  32,967   $  24,567   $  25,168
Capital Expenditures...................  $ 21,243   $  30,247    $  40,013   $  48,358   $  40,510   $  32,037   $  43,427
STORE DATA(1):
Number of stores:
  Open at beginning of period..........        83          82           91         102         108         108         111
  Opened during period.................         8          13           13           9           4           3           6
  Closed during period.................        (9)         (4)          (2)         (3)         (1)         (1)         --
  Open at end of period................        82          91          102         108         111         110         117
Total selling square footage at end of
  period...............................   855,964   1,118,049    1,452,945   1,719,867   1,831,657   1,801,129   2,007,205
Comparable store revenues
  increase(4)..........................        --          17%          10%          4%          6%          7%          5%

                                                                  OCTOBER 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
BALANCE SHEET DATA:
Working capital.............................................  $ 62,437      $
Total assets................................................   214,854
Total debt..................................................    68,646
Total shareholders' equity..................................    66,581

---------------

(1) The Company sold 26 of its mall stores in fiscal 1993 and its remaining 16 mall stores in fiscal 1994. The operating results of these mall stores are included in the financial results of the Company until their sale. Store Data does not include these mall stores. In fiscal 1996, the Company established a reserve of $2.5 million ($1.6 million after-tax charge) to cover potential losses related to the leases covering the mall stores that were sold to Camelot Music, which filed for bankruptcy protection in August 1996. See "Business -- Litigation."

(2) Includes $1,235,000 in life insurance proceeds received in fiscal 1993 from an insurance policy covering the life of Sam Marmaduke, founder of the Company.

(3) Includes total costs associated with the Company's videotape rental expense allocation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General -- Videotape Rental Expense Allocation."

(4)  Stores open a minimum of 60 weeks.

(5)  Adjusted to reflect the sale of the      shares of Common Stock offered by
     the Company hereby at an assumed initial public offering price of
     $          per share and application of the estimated net proceeds
     therefrom as set forth in "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following discussion and analysis should be read in conjunction with the Company's Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

GENERAL

     History. The Company was founded in 1968 as a retailing division of Western Merchandisers, Inc. ("Western"), a book and music wholesaler. Historically, the Company received corporate and support services from Western, including purchasing, distribution, information systems, accounting, payroll and advertising. In fiscal 1991, Western was acquired by Wal-Mart, and as a result of the acquisition, the Company became an independent entity owned by the former shareholders of Western. The Company continued to rely on Western for numerous corporate and support services, which were provided pursuant to a service agreement. In fiscal 1993, the Company determined that it was in its best interest to operate independently of the service agreement. As a result, the Company began to develop and expand a variety of corporate functions, including a proprietary, fully integrated information system designed to enhance its purchasing, inventory, personnel scheduling, distribution, planning and accounting functions. In fiscal 1994, Western was sold to Anderson News Corporation but continued to provide the Company with corporate and support services under its new name, Anderson Merchandisers, Inc. ("Anderson"). In fiscal 1995, the Company began implementing its information system and opened a new corporate headquarters and a 100,000 square foot distribution center. The Company reduced its use of Anderson's support services during fiscal 1995, and utilized no further services from Anderson after the service agreement expired effective January 31, 1996. As a result of developing and implementing its proprietary information system and corporate infrastructure, the Company expensed an aggregate of $8.5 million of development costs in fiscal years 1993, 1994, 1995 and 1996. The Company is committed to continually enhancing and improving its information systems and other corporate functions. See
"Business -- History."

     Superstores. In its early years, the Company focused on small markets and offered primarily books and music. In the 1980's, the Company's internal growth was supplemented by the acquisition of existing stores, most of which were located in malls. During the mid-1980's, the Company added videotape sales and rentals and complementary product categories to its selection of books and music and developed a larger superstore format to satisfy favorable consumer response to its multimedia retailing concept and provide a more extensive product selection. As a result, beginning in the late 1980's the Company began focusing on opening superstores and on expanding, relocating, selling or closing its smaller mall-based stores. The Company accelerated its shift to a superstore strategy by selling 26 mall stores in fiscal 1993 and its remaining 16 mall stores in fiscal 1994. This resulted in a $2.4 million after-tax gain in fiscal 1993 and a $2.5 million after-tax gain in fiscal 1994. The operating results of these stores were included in the Company's financial results until their sale. While the Company believes that a significant majority of its superstores are appropriately sized for their particular markets, the Company plans to continue its strategy of selectively expanding and relocating existing stores in the future. See "Business -- Expansion Strategy."

     Store Economics. The Company expects that the capital required to open a new superstore will continue to generally range between $1 million and $2 million, depending upon, among other factors, the site location and condition, amount of leasehold improvements and initial inventory requirements (net of vendor receivables). The Company believes that the capital required to expand its existing superstores will generally range between $500,000 and $1 million per superstore.

     Set forth below is a table reflecting the number of stores (excluding mall stores) open at the beginning of each fiscal year, the number of stores opened and closed during such fiscal year, and the number of stores open at the end of such fiscal year.

                                                       STORE OPENING AND CLOSING DATA
                                                    ------------------------------------
                                                    1993    1994    1995    1996    1997
                                                    ----    ----    ----    ----    ----
Open at beginning of fiscal year..................   82      91     102     108     111
Opened during fiscal year.........................   13      13       9       4       8
Closed during fiscal year.........................   (4)     (2)     (3)     (1)     (2)
Open at end of fiscal year........................   91     102     108     111     117

     Videotape Rental Expense Allocation. The Company's cost of videotape rentals is primarily video depreciation and markdowns of videotape rental products. The Company uses an expense allocation policy for its videotape rental inventory designed to match the cost of its videotapes to its rental revenue. The average expense allocation periods for rental videotapes in fiscal 1995, fiscal 1996, and the nine months ending October 31, 1997 were nine months, 10 months, and 11 months, respectively. Under this method, all videotapes are recorded at acquisition cost and written off at an initial depreciation rate calculated on a straight-line basis with an 18 month useful life and with a $5 salvage value. After an initial rental period of 20 weeks, the Company conducts a weekly profit and loss analysis of each videotape title based on straight-line depreciation and estimated administrative expenses. If the title does not reflect a profit based on rental revenues over any rolling average four-week period, the superstore's inventory for the title is reduced by the number of copies necessary to result in pro forma profit for the period in question. Unless the reduced copies can be transferred to another superstore, they are revalued from their current net book value to $9.96, the Company's average sale price for previously viewed videotapes and are transferred to the superstore's videotape sales department. This markdown expense is taken monthly and reflected in videotape cost of rentals. Excess copies that can be transferred to another superstore are transferred at their current net book value, and depreciation continues in accordance with the Company's standard policy. The Company expects the average expense allocation period to increase as additional new superstores are opened and store-to-store transfer opportunities increase. The Company believes its expense allocation method is better at approximating the matching of revenues to expenses than the methods used by its publicly traded competitors.

     Revenues. Revenues include the sale of merchandise and the rental of videotapes, video games and other products.

     Comparable Store Revenues. The Company defines comparable store revenues as the revenues of the current period compared to the prior period of superstores that have been open a minimum of 60 weeks. The comparable store base includes those stores that have been expanded during the applicable period but excludes the Company's mall-based stores.

     Pre-opening Costs. Pre-opening costs include labor, rent, utilities, supplies and certain other costs incurred prior to a superstore's opening. The Company expenses pre-opening costs as incurred.

     Store Openings. The Company opened eight new superstores during the fiscal year ended January 31, 1998 and anticipates that it will open 12 stores during fiscal 1998. New stores build their sales volumes and refine their product selection gradually and, as a result, generally have higher operating expenses as a percentage of sales than more mature stores. The Company will continue to evaluate the profitability of all of its superstores on an ongoing basis and may, from time to time, make decisions regarding expanding, relocating or closing existing stores in accordance with such evaluations. As part of this ongoing strategy, the Company expanded eight superstores during the fiscal year ended January 31, 1998.

     System Development Expenses. The Company's development expenses, primarily relating to the design and application stages of the Company's new operating systems, were classified separately and expensed as incurred in fiscal 1993, 1994, 1995 and 1996. Beginning in fiscal 1997, post-implementation costs and additional developmental charges associated with the operating system were expensed as incurred and included in selling, general and administrative expenses.

RESULTS OF OPERATIONS

     The following discussion of the Company's results of operations for fiscal 1994, 1995 and 1996 and for the nine months ended October 31, 1996 and October 31, 1997 is based upon data derived from the statement of earnings contained in the Company's financial statements appearing elsewhere in this Prospectus. The following table sets forth this data as a percentage of total revenues.

                                                                         NINE MONTHS
                                                                        --------------
                                             1994     1995     1996     1996     1997
                                             -----    -----    -----    -----    -----
Merchandise revenue........................   77.4%    77.8%    77.7%    76.3%    78.1%
Video rental revenue.......................   22.6     22.2     22.3     23.7     21.9
                                             -----    -----    -----    -----    -----
Total revenues.............................  100.0    100.0    100.0    100.0    100.0
Merchandise cost of revenue................   71.9     71.1     72.4     68.8     68.7
Video rental cost of revenue...............   30.1     35.9     30.8     35.5     35.7
Total cost of revenues.....................   62.5     63.3     63.1     60.9     61.5
                                             -----    -----    -----    -----    -----
Gross profit...............................   37.5     36.7     36.9     39.1     38.5
Selling, general & administrative
  expenses.................................   31.6     29.9     32.4     35.8     34.8
Development expenses.......................    1.1      0.9      0.7      0.8       --
                                             -----    -----    -----    -----    -----
Operating income...........................    4.9      5.9      3.7      2.4      3.7
Other income (expense):
Interest expense, net......................   (0.3)    (0.9)    (1.1)    (1.2)    (1.3)
Gain (loss) on sale of mall stores, net....    1.6       --     (0.8)    (1.1)      --
Other, net.................................    0.1      0.1       --       --       --
                                             -----    -----    -----    -----    -----
Income before income taxes.................    6.2      5.1      1.9      0.1      2.4
Income taxes...............................    2.4      2.0      0.7       --      1.0
                                             -----    -----    -----    -----    -----
Net income.................................    3.8%     3.1%     1.2%     0.1%     1.4%
                                             =====    =====    =====    =====    =====

NINE MONTHS ENDED OCTOBER 31, 1997 COMPARED TO NINE MONTHS ENDED OCTOBER 31,
1996

     Revenues. Revenues for the nine months ended October 31, 1997 increased by $16.6 million, or 7.4%, to $240.6 million from $224.0 million for the nine months ended October 31, 1996. The revenue growth consisted of a 10.0% increase in merchandise sales and a 0.8% decrease in video rental revenues. Overall comparable store revenues increased 5% during the nine months ended October 31, 1997. Each significant merchandise category exhibited growth period to period, with software products providing the largest percentage gains. Although rental revenue performance trailed the prior period's revenue performance, video rental revenues firmed during the nine months ended October 31, 1997, and revenues for the three months ended October 31, 1997 outperformed the revenues from the similar period in fiscal 1996. In addition, the Company opened six new superstores during the nine months ended October 31, 1997.

     Gross Profit. Gross profit as a percentage of revenues was 38.5% for the nine months ended October 31, 1997 as compared to 39.1% for the same period in fiscal 1996. Gross profit as a percentage of revenues for merchandise increased slightly to 31.3% for the nine months ended October 31, 1997 from 31.2% for the nine months ended October 31, 1996. Video rental gross profit as a percentage of revenues of 64.5% in the nine months ended October 31, 1996 decreased to 64.3% in the same period in fiscal 1997. The remaining change in gross profit as a percent of revenues was a result of a slight increase in lower margin merchandise sales as a percentage of overall revenue.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $80.3 million to $83.9 million and decreased as a percentage of revenues to 34.8% in the nine months ended October 31, 1997 from 35.8% in the nine months ended October 31, 1996. Store operating costs as a percentage of revenues declined during the nine months ended October 31, 1997 to 29.4% from 30.9% for the nine months ended October 31, 1996. During the second quarter of fiscal 1997, the Company repriced certain stock options granted to its Chief Executive Officer in fiscal 1992. The Company recognized a one-time pre-tax charge of $1,016,800 as deferred compensation expense as a result of this event. See "Management -- Option Grants, Exercises and Holdings."

     Development Expenses. System development expenses for the nine months ended October 31, 1996 were 0.8% of revenues. Development expenses were not separately classified in the nine months ended October 31, 1997 as most significant elements of the Company's operating system became functional during fiscal 1996. The Company has committed to continually enhancing and improving its information system and other corporate functions and, as a result, anticipates incurring additional system-related expenses in the future which will be included under the general and administrative classification.

     Interest Expense. Interest expense increased to $3.1 million for the nine months ended October 31, 1997 from $2.7 million for the nine months ended October 31, 1996 due to higher average borrowing balances.

     Gain (Loss) on Sale of Mall Stores. As a result of the sale of its 42 mall stores to Camelot Music, Inc., the Company booked a total pre-tax gain of $7.9 million (after-tax gain of $4.9 million) in fiscal 1993 and fiscal 1994. Camelot Music filed for bankruptcy protection in August 1996, and the Company established a reserve of $2.5 million in fiscal 1996 to cover potential losses related to certain mall store leases. See "Business -- Litigation."

FISCAL 1996 COMPARED TO FISCAL 1995

     Revenues. Revenues in fiscal 1996 increased $25.4 million, or 8.5%, to $324.3 million from $298.9 million in fiscal 1995. The revenues increase consisted of an 8.4% growth in merchandise sales and an 8.9% increase in video rental revenues. Comparable store revenues increased 6% in fiscal 1996, and the Company opened four superstores and closed one superstore during fiscal 1996.

     Gross Profit. Gross profit as a percentage of revenues increased to 36.9% in fiscal 1996 from 36.7% in fiscal 1995. This improvement was primarily a result of an increase in video rental gross margin in fiscal 1996 due primarily to lower video depreciation and reduced video pilferage. The lower sales merchandise margins in fiscal 1996 were primarily a result of competitive retail price pressures in the music industry and increased corporate return expenses.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $105.2 million in fiscal 1996 from $89.3 million in fiscal 1995 and increased as a percentage of revenues to 32.4% from 29.9% as the Company completed its first year of operating independently from the support services provided by Anderson. The Company's store expenses, which comprise the majority of this category, increased to 27.4% of revenues in fiscal 1996 from 26.0% of revenues in fiscal 1995 primarily as a result of increased store return expenses which occurred because of the Company's transition to purchasing its products primarily from manufacturers rather than distributors. The Company has implemented a new return process in an effort to better control return-related costs. See "Risk Factors -- Supplier Relationships."

     Development Expenses. Development expenses decreased from $2.8 million or 0.9% of revenues in fiscal 1995 to $2.4 million or 0.7% of revenues in fiscal 1996. The Company has committed to continually enhancing and improving its information system and other corporate functions and, as a result, anticipates incurring additional development and system integration expenses in the future.

     Interest Expense. Interest expense increased to $3.6 million in fiscal 1996 from $2.6 million in fiscal 1995 due to higher average borrowing balances.

     Gain (Loss) on Sale of Mall Stores. As a result of the sale of its 42 mall stores to Camelot Music, Inc., the Company booked a total pre-tax gain of $7.9 million (after-tax gain of $4.9 million) in fiscal 1993 and fiscal 1994. Camelot Music filed for bankruptcy protection in August 1996, and the Company established a reserve of $2.5 million in fiscal 1996 to cover potential losses related to certain mall store leases. See "Business -- Litigation."

FISCAL 1995 COMPARED TO FISCAL 1994

     Revenues. Revenues increased by $44.0 million, or 17.3%, to $298.9 million in fiscal 1995 from $254.9 million in fiscal 1994. This revenue increase consisted of a 17.8% increase in merchandise sales and a 15.4% increase in video rental revenues. All sales product categories exhibited annual growth in excess of 10%, with videotape sales providing the largest increase of 32.0%. Comparable store revenues increased 4% in fiscal 1995, and the Company opened nine superstores and closed three superstores during fiscal 1995.

     Gross Profit. Gross profit as a percentage of revenues declined to 36.7% in fiscal 1995 from 37.5% in fiscal 1994. The gross profit on merchandise sales increased to 28.9% in fiscal 1995 from 28.1% in fiscal 1994. During the second half of fiscal 1995, the Company was able to reduce the purchase price for its products primarily as a result of the Company's use of its own recently developed purchasing department. Prior to and including a portion of fiscal 1995, the Company purchased the majority of its products from various distributors, including Anderson, at prices that were relatively higher than prices for products purchased directly from manufacturers. Offsetting the lower inventory purchase prices that the Company began to obtain during fiscal 1995 was the continuing downward pressure on music industry retail prices. The Company's videotape rental gross profit also decreased to 64.1% in fiscal 1995 from 69.9% in fiscal 1994 due to higher initial stocking levels in new stores than anticipated and decreased transfer opportunities for overstocked tapes during fiscal 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $89.3 million in fiscal 1995 from $80.5 million in fiscal 1994. These expenses as a percentage of revenues decreased to 29.9% in fiscal 1995 from 31.6% in fiscal 1994. Store expenses, which comprise the majority of this category, declined to 26.1% of revenues in fiscal 1995 from 26.9% of revenues in fiscal 1994 as the Company controlled store expenses while increasing revenues.

     Development Expenses. Development expenses remained constant at $2.8 million for both fiscal 1995 and fiscal 1994. As a percentage of revenues, development expenses declined to 0.9% in fiscal 1995 from 1.1% in fiscal 1994. The Company has committed to continually enhancing and improving its information system and other corporate functions and, as a result, anticipates incurring additional development and system integration expenses in the future.

     Gain on Sale of Mall Stores. During fiscal 1994, the Company sold the assets, primarily inventory and leasehold improvements and fixtures, related to its remaining 16 mall stores. Proceeds from the sale were $8.7 million, and the Company recognized a pre-tax gain of $4.1 million and an after-tax gain of $2.5 million.

     Interest Expense. Interest expense increased to $2.6 million in fiscal 1995 from $0.7 million in fiscal 1994 due to higher average borrowing balances.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal capital requirements arise from purchasing, warehousing and merchandising inventory and rental videos, opening new superstores and expanding existing superstores. The Company's primary sources of working capital are cash flow from operations, trade credit from vendors and borrowings from its Revolving Credit Facility. Cash flow from operations was $14.7 million, $33.7 million, $28.9 million and $26.2 million for fiscal 1994, fiscal 1995, fiscal 1996 and the nine months ended October 31, 1997, respectively. Capital expenditures, including purchase of rental videotapes, were $40.0 million, $48.4 million, $40.5 million and $43.4 million for fiscal 1994, fiscal 1995, fiscal 1996 and the nine months ended October 31, 1997, respectively.

     As of October 31, 1997, the Company's total debt capacity consisted of $25.0 million of its unsecured Series A Senior Notes due 2003 with an effective interest rate of 7.53% and its $45.0 million unsecured Revolving Credit Facility. Total outstanding indebtedness as of October 31, 1997 under the Note Agreement and the Revolving Credit Facility was $65.9 million. The Note Agreement provides for annual mandatory payments of principal of $5 million beginning June 13, 1999 and contains a number of covenants that restrict the operations of the Company. These covenants address, among other matters, the amount of indebtedness that the Company may incur and payments by the Company of certain dividends or distributions. In addition, the Note Agreement grants a put option to each noteholder in the event that after an initial public offering, a designated control group (including management of the Company and certain of its benefit plans and various affiliated entities) fails to own at least 33 1/3% of the combined voting power of all then-issued and outstanding Common Stock of the Company.

     The Company's $45.0 million Revolving Credit Facility has a floating interest rate based on certain ratios related to the Company's capital structure. The interest rate under the Revolving Credit Facility at October 31, 1997 was 7.34% per annum. This facility terminates in April 1999. The Company estimates that immediately prior to the completion of the Offering the outstanding balance on the Revolving Credit Facility will be approximately $35.0 million. The Credit Agreement governing the Revolving Credit Facility contains a number of covenants that restrict the operations of the Company. These covenants address, among other matters, the amount of indebtedness the Company may incur and payments by the Company of certain dividends or distributions. The Company plans to use a portion of the net proceeds of the Offering to repay the outstanding balance on the Revolving Credit Facility. See "Use of Proceeds." The Company's $45.0 million Revolving Credit Facility will continue to be available after completion of the Offering until its termination in April 1999.

     At October 31, 1997, the Company had one other debt obligation totaling $1.1 million. The principal on this obligation is payable quarterly until maturity in May 2002. In addition, the Company maintains two capitalized lease obligations with terms of fifteen years. The total amount of these obligations is $1.7 million at October 31, 1997.

     The Company has opened eight superstores through the fiscal year ended January 31, 1998 and plans to open 12 additional superstores in fiscal 1998. The Company invests generally between $1 million and $2 million in a new superstore (net of vendor receivables) with the largest components of that amount being merchandise, videos, fixtures and leasehold improvements. In addition, the Company expanded eight superstores through the first nine months of fiscal 1997 and plans to expand approximately six superstores in fiscal 1998. The Company generally invests between $500,000 to $1,000,000 to expand a superstore. Total capital expenditures are estimated to be approximately $51.0 million in fiscal 1997, of which approximately $31.0 million will be used to purchase rental videos. Approximately $43.4 million has been used for capital expenditures during the nine months ended October 31, 1997, of which $21.8 million has been used to purchase rental videos.

     The Company believes that cash flow from operations, borrowings under the Revolving Credit Facility and the net proceeds from this Offering will be sufficient to fund the Company's ongoing operations, new superstores and superstore expansions through fiscal 1999.

SEASONALITY AND INFLATION

     As is the case with many retailers, a significant portion of the Company's revenues, and an even greater portion of its operating profit, is generated in the fourth fiscal quarter, which includes the Christmas selling season. As a result, a substantial portion of the Company's annual earnings has been, and will continue to be, dependent on the results of this quarter. The Company experiences reduced videotape rentals in the Spring because customers spend more time outdoors. Major world or sporting events, such as the Super Bowl, the Olympic Games or the World Series, also have a temporary adverse effect on revenues. Future operating results may be affected by many factors, including variations in the number and timing of store openings, the number and popularity of new book, music and videotape titles, the cost of the new release or "best renter" titles, changes in comparable store revenue, competition, marketing programs, increases in the minimum wage, weather, special or unusual events and other factors that may affect retailers in general and the Company in particular. See "Risk Factors -- Seasonality and Fluctuations in Operating Results." The seasonality of the Company's business is illustrated in the following tables relating to the first three quarters of fiscal 1997, fiscal 1996 and the fourth quarter of fiscal 1995:

                                                Q1         Q2         Q3          Q4
                                              -------    -------    -------    --------
                                                       (DOLLARS IN THOUSANDS)
FISCAL 1997:
Total revenues..............................  $78,436    $81,653    $80,521
Gross profit................................   28,691     33,203     30,786
Operating income............................    2,873      3,820      2,110
Operating income as a percentage of
  revenues..................................      3.7%       4.7%       2.6%
Net income..................................    1,348      1,352        728
Net income as a percentage of revenues......      1.7%       1.7%       0.9%
FISCAL 1996:
Total revenues..............................  $73,875    $76,391    $73,764    $100,261
Gross profit................................   27,899     29,531     30,149      32,100
Operating income............................    2,104      1,560      1,789       6,622
Operating income as a percentage of
  revenues..................................      2.8%       2.0%       2.4%        6.6%
Net income..................................      833     (1,149)       466       3,646
Net income as a percentage of revenues......      1.1%      (1.5)%      0.6%        3.6%
FISCAL 1995:
Total revenues..............................                                   $ 94,243
Gross profit................................                                     33,008
Operating income............................                                      7,232
Operating income as a percentage of
  revenues..................................                                        7.7%
Net income..................................                                      3,281
Net income as a percentage of revenues......                                        3.5%

     The Company does not believe that inflation has materially impacted net income during the past three years. Substantial increases in costs and expenses could have a significant impact on the Company's operating results to the extent such increases are not passed along to customers.

YEAR 2000 COMPLIANCE

     Due to the recent development and implementation of its proprietary information system corporate infrastructure, the Company has taken measures to ensure its Year 2000 compliance. The Company believes its systems to be Year 2000 compliant and does not anticipate any material or adverse effect associated with the transition to the new millennium. The Company understands exposure for Year 2000 compliance extends beyond its own systems. During calendar years 1998 and 1999, the Company is requiring its major vendors to validate their Year 2000 compliance and compliance process. Upon completion of the process, each vendor is required to provide confirmation of its Year 2000 compliance. If a major vendor cannot prove its compliance, the vendor will be removed as an authorized vendor of the Company and products will be obtained from alternate and compliant vendors.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board (FASB) has issued several Statements of Financial Accounting Standards (SFAS's) in 1997 that may impact the Company's accounting treatment and/or its disclosure obligations. None of these new standards are expected to have a material impact on the Company. The new SFAS's impacting the Company are as follows:

          SFAS No. 128, "Earnings Per Share" was issued in February 1997 and supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share." The new rules will replace primary and fully diluted earnings per share with basic and diluted earnings per share. SFAS No. 128 is effective for periods ending after December 15, 1997. Previously reported per share amounts will be restated upon adoption.

     SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997. The new rules establish standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 is effective for periods beginning after December 15, 1997.

                                    BUSINESS

OVERVIEW

     Hastings is a leading multimedia entertainment retailer that combines the sale of books, music, software, periodicals and videotapes with the rental of videotapes and video games in a superstore format. Founded in 1968, Hastings currently operates 117 superstores averaging 20,700 square feet in small to medium-sized markets in the Midwestern and Western United States. Based on its 30-year operating history, the Company believes that these small to medium-sized markets with populations ranging from 25,000 to 150,000 present an opportunity to profitably operate and expand Hastings' unique entertainment superstore format. These markets usually are underserved by existing book, music, software or video stores with competition generally limited to locally owned specialty stores or single-concept entertainment retailers. In addition, Hastings' proprietary purchasing and inventory management systems enable its superstores to typically offer the broadest range of entertainment products in these markets at prices that are competitive with or lower than the lowest prices charged by its competitors. The Company believes that it has significant advantages over its competitors, including its unique multimedia retailing concept, extensive product selections, low-pricing strategy, targeted merchandising, efficient operations, superior customer service and substantial operating experience in small to medium-sized markets.

     A key element of the Company's business strategy is to continue its growth and increase its profitability through the continued expansion of its superstore operations. During the past five years, Hastings' revenues have increased at a 14% compound annual growth rate, growing from $187 million in fiscal 1992 to $358 million in fiscal 1997 as a result of new store openings and comparable store revenue increases. Over this period, the Company increased its superstore selling square footage by 143% from approximately 856,000 square feet in fiscal 1992 to approximately 2,081,000 square feet at the end of fiscal 1997, while comparable store revenue increases for fiscal 1995, 1996 and 1997 were 4%, 6% and 7%, respectively. Hastings intends to continue this growth in the future by opening approximately 60 superstores in the next three years and continuing its ongoing store expansion and remodeling programs. The Company also intends to augment its current award-winning Web site with Internet commerce capabilities during the second quarter of fiscal 1998. See "Risk Factors -- Expansion Strategy" and "-- Expansion into Electronic Commerce."

     Hastings has assembled a strong management team with substantial experience in the retail industry led by John H. Marmaduke, who has served as the Company's President and Chief Executive Officer for the past 22 years. See "Risk
Factors -- Dependence on Key Personnel." The Company believes that its success throughout its 30-year history has been due in large part to its ability to recognize and respond to prevailing trends in retailing. For example, in response to the growing popularity of the superstore format and its superior profitability, Hastings redirected its resources to the expansion of its superstores while successfully divesting its mall-based stores in fiscal 1993 and fiscal 1994. Further, to address a slowdown in its rental video business in early 1997, the Company introduced a new rental video merchandising strategy that led to comparable store revenue increases for rental video of over 10% in the fourth quarter of fiscal 1997 compared to the same quarter in fiscal 1996.

HISTORY

     Hastings was founded in 1968 as a retailing division of Western, a wholesaler of books and music. The Company's original retail concept included the sale of books, music and periodicals in an upscale store format located primarily in small and medium-sized markets. The Company purchased products from Western and utilized Western's purchasing, distribution and general administrative departments. The Company grew steadily through internal growth and the acquisition of existing stores, most of which were located in malls.

     During the mid-1980's, the Company began to add videotape rental and videotape sales to its book and music stores. Additional product lines and higher volume resulted in the need for larger store floor plans. The synergy of multiple product lines, increased market penetration and greater profitability of larger stores compared to mall stores caused management to revise its retail strategy. Beginning in the late 1980's, the Company developed a superstore format with increased emphasis on discount pricing and new product lines, including computer software and video games. The Company accelerated its discount superstore strategy by selling 26 of its mall stores in fiscal 1993 and its remaining 16 mall stores in fiscal 1994.

     In 1991, Western was acquired by Wal-Mart Stores, Inc. ("Wal-Mart"), and as a condition of the sale, the Company became a separate entity owned by the former shareholders of Western. Following the sale, the Company continued to depend on Western for all its support services, including accounting, information systems, purchasing, distribution, printing and advertising, which were provided pursuant to a service agreement. In fiscal 1993, the Company began to develop its own information system and expand its corporate infrastructure to improve merchandising, increase operating efficiencies and pursue what it believed were significant expansion opportunities. In June 1994, Western was sold by Wal-Mart to Anderson News Corporation and renamed Anderson Merchandisers, Inc. As a result of this transaction, the Company accelerated the development and implementation of its own support services, which it completed by January 1996.

INDUSTRY

     As a retailer of multimedia entertainment products, the Company competes in the music, book, periodical, software and video industries. In 1996, consumers spent an estimated $45.8 billion on merchandise in these categories. Forecasted spending in 2001 is estimated to grow to $73.9 billion, a compound annual growth rate of 12.3%.

     According to the Veronis, Suhler & Associates Communications Industry Forecast (the "Veronis, Suhler Forecast"), sales of recorded music, including CD's, cassettes, LP's, singles and music videos, grew from $7.8 billion in 1991 to $12.5 billion in 1996, for a compound annual growth rate of 9.9%. The Veronis, Suhler Forecast projects that sales of recorded music will grow to $16.5 billion by 2001, for a compound annual growth rate of 5.7% from 1996, with such growth anticipated to stem from annual price increases of 1.2% and annual shipment increases of 3.8%. Sales of consumer books in the United States have grown from $12.7 billion in 1991 to $16.3 billion in 1996, according to the Veronis, Suhler Forecast, for a compound annual growth rate of 5.1%. The Veronis, Suhler Forecast projects that consumer spending on books will grow to $21.2 billion by 2001, for a compound annual growth rate of 5.4%, with the expected growth to be comprised mainly of price increases of 4.3% and increased shipments of 1.1%. The Veronis, Suhler Forecast states that sales and rentals of video cassettes have grown from $10.6 billion in 1991 to $15.2 billion in 1996, for a compound annual growth rate of 7.5%, and that consumer video spending is projected to grow to $22.3 billion by 2001, for a compound annual growth rate of 8.0%. According to the Veronis, Suhler Forecast, growth in video spending through 2001 will stem from increased numbers of transactions, increased average prices of rentals and continued growth in video sales. Consumer sales of software grew from $400 million in 1991 to $1.8 billion in 1996, according to the Veronis, Suhler Forecast, for a compound annual growth rate of 35.1%. Due to moderating sales of personal computers, sales of consumer software is projected by the Veronis, Suhler Forecast to grow to $2.2 billion by 2001, for a compound annual growth rate of 4.1%.

     Demographic trends in the United States support the opportunity for continued growth in the merchandising categories within which the Company participates. According to the 1996 U.S. Department of Commerce, Bureau of the Census, Population Division Statistical Information Office report, there are currently 75.7 million individuals under the age of 19, which represents the largest portion of video rental and sales consumers, and 132.5 million individuals between the ages of 20 and 54, the largest segment of retail music and book consumers. These figures are projected to grow to 79.8 million and
137.5 million, respectively, by the year 2000. See "Risk Factors -- Consumer Spending."

BUSINESS STRATEGY

     The Company's goal is to enhance its position as a leading multimedia entertainment retailer by expanding existing stores, opening new stores in selected markets, and offering its products through the Internet. Each element of the Company's business strategy is designed to build consumer awareness of the

Hastings concept and achieve high levels of customer loyalty and repeat business. The key elements of this strategy are the following:

     Superior Multimedia Concept. The Company's superstores present a wide variety of products tailored to local preferences in a dynamic and comfortable store atmosphere with exceptional service. Hastings superstores average approximately 20,700 square feet, with the Company's new stores ranging in size from 18,000 square feet to 35,000 square feet. The Company's superstores offer customers an extensive product assortment of approximately 40,000 book, 28,000 music, 1,000 software, 2,000 periodical and 6,000 videotape titles and 1,300 complementary and accessory items for sale and 15,000 videotape and video game selections for rent. Although the superstores' core product assortments tend to be similar, the merchandise mix of each Hastings superstore is tailored to accommodate the particular demographic profile of the local market in which the superstore operates through the utilization of the Company's proprietary purchasing and inventory management systems. In addition, the Company offers virtually all book, music, software, videotape and video game selections that are available to retailers, consisting of an aggregate of over 2.5 million titles, at its superstores through a special store order program. The Company believes that its multimedia format reduces Hastings' reliance on and exposure to any particular entertainment segment and enables the Company to promptly add exciting new entertainment categories to its product line.

     Small to Medium-Sized Market Superstore Focus. The Company targets small to medium-sized markets with populations of 25,000 to 150,000 in which the Company's extensive product selection, low pricing strategy, efficient operations and superior customer service enable it to become the market's entertainment destination store. The Company believes that the small to medium-sized markets where it operates the majority of its superstores present an opportunity to profitably operate and expand Hastings' unique entertainment superstore format. These markets typically are underserved by existing book, music or video stores, and competition generally is limited to locally owned specialty stores or single-concept entertainment retailers. The Company bases its merchandising strategy for its superstores on an in-depth understanding of its customers and its individual markets. Hastings strives to optimize each superstore's merchandise selection by using its proprietary information systems to analyze the sales history, anticipated demand and demographics of each superstore's market. In addition, the Company utilizes flexible layouts that enable each superstore to arrange its products according to local interests and to customize the layout in response to new customer preferences and product lines, such as the Company's growing software department.

     Customer-Oriented Superstore Format. The Company designs its superstores to provide an easy-to-shop, open store atmosphere by offering major product categories in a "store-within-a-store" format. Most Hastings superstores utilize product-category boutiques positioned around a wide racetrack aisle that is designed to allow customers to view the entire superstore. This store configuration produces significant cross-marketing opportunities among the various entertainment departments, which the Company believes results in higher transaction volumes and impulse purchases. To encourage browsing and the perception of Hastings as a community gathering place, the Company has incorporated amenities in many superstores, such as chairs for reading, complimentary gourmet coffees, music auditioning stations, interactive information kiosks, telephones for free local calls, children's play areas and in-store promotional events.

     Cost-Effective Operations. The Company is committed to controlling costs in every aspect of its operations while maintaining its customer-oriented philosophy. From 1993 to 1996, Hastings invested $8.5 million to develop and implement proprietary information, purchasing, distribution and inventory control systems that position the Company to continue to grow profitably. These systems enhance profitability by enabling the Company to respond actively to customers' changing desires and to rapid shifts in local and national market conditions. The Company's state-of-the-art 100,000 square-foot distribution center, which adjoins the Company's corporate offices in Amarillo, Texas, provides Hastings with improved store in-stocks, efficient product cross-docking and centralized returns processing.

     Low Pricing. Hastings' pricing strategy at its superstores is to offer value to its customers by maintaining prices that are competitive with or lower than the lowest prices charged by other retailers in the market. The Company determines its prices on a market-by-market basis, depending on the level of competition and other market-specific considerations. The Company believes that its low pricing structure results in part from (i) its ability to purchase directly from publishers, studios and manufacturers as opposed to purchasing from distributors, (ii) its proprietary information systems that enable management to make more precise and targeted purchases for each superstore, and (iii) its consistent focus on maintaining low occupancy and operating costs.

EXPANSION STRATEGY

     Expanded Selling Square Footage. With the relatively recent completion of its corporate infrastructure, the Company is positioned to accelerate its growth strategy. The Company has identified over 500 underserved, small to medium-sized markets that meet its new-market criteria. It plans to open approximately 60 superstores over the next three years in certain of those markets for a total of approximately 170 superstores (net of closings) by the end of fiscal 2000. In addition to opening new superstores, the Company plans to continue expanding and remodeling its existing stores. Between new store openings and store expansions, the Company anticipates increasing its current selling square footage of approximately 2,081,000 by greater than 50% by the end of fiscal 2000. The Company believes that with its current information systems and distribution capabilities, Hastings' infrastructure can support the Company's anticipated rate of growth for at least the next five years.

     Electronic Commerce. With the anticipated initiation of the sale of products on its Web site in the second quarter of fiscal 1998, the Company believes it will be the first fully integrated, multimedia entertainment retailer offering books, music, software, videotapes and video games through the Internet on a single Web site. The Hastings Web site was selected as one of "The Premier 100" Web sites by ComputerWorld Magazine for 1997. Hastings believes that it has significant advantages that position it to succeed in electronic commerce on the Internet, including its strong name recognition in its markets, its unique range and assortment of multimedia products, its advanced information systems and fulfillment capabilities, and its well-established entertainment retailing experience and ability to respond rapidly to customers' evolving entertainment desires.

MERCHANDISING

     Hastings is a leading multimedia entertainment retailer that combines the sale of books, music, software, periodicals and videotapes with the rental of videotapes and video games. In addition, the Company offers virtually all book, music, software, periodical, videotape and video game selections that are available to retailers, consisting of an aggregate of over 2.5 million titles, at its superstores through a special store order program. By offering a broad array of products within several distinct but complementary categories, the Company strives to appeal to a wide range of customers and position its superstores as destination entertainment stores in its targeted small to medium-sized markets.

     The following table sets forth the approximate amount of total Company revenues contributed by each of the following product categories for the periods presented:

                                                                                                 NINE MONTHS
                                                       FISCAL YEAR                                  ENDED
                                ----------------------------------------------------------       OCTOBER 31,
                                      1994                 1995                 1996                 1997
                                ----------------     ----------------     ----------------     ----------------
                                                            (DOLLARS IN THOUSANDS)
Merchandise Revenues:
  Music.......................  $ 97,585    38.3%    $112,827    37.7%    $119,474    36.8%    $ 89,562    37.2%
  Books.......................    64,658    25.4       76,684    25.7       85,404    26.3       63,358    26.3
  Video.......................    16,280     6.4       21,488     7.2       23,420     7.2       15,873     6.6
  Software....................     8,845     3.4       10,767     3.6       13,465     4.2       12,314     5.1
  Other.......................     9,943     3.9       10,697     3.6       10,171     3.2        6,862     2.9
                                --------   -----     --------   -----     --------   -----     --------   -----
Total Merchandise Revenue.....  $197,311    77.4     $232,463    77.8     $251,934    77.7     $187,969    78.1
Video Rental Revenue..........    57,603    22.6       66,449    22.2       72,357    22.3       52,641    21.9
                                --------   -----     --------   -----     --------   -----     --------   -----
Total Revenues................  $254,914   100.0%    $298,912   100.0%    $324,291   100.0%    $240,610   100.0%

     Superstore Product Selection. Although all Hastings superstores carry a similar core product assortment, the merchandise mix of book, music, software, videotape and video game selections of each superstore is tailored continually to accommodate the particular demographic profile of the local market in which the superstore operates. The Company accomplishes this customization through its proprietary purchasing and inventory management system. The purchasing system analyzes historic consumer purchasing patterns at each individual superstore to forecast customer demand for new releases and anticipate seasonal changes in demand. In addition, the Company's inventory management process continually monitors product sales and videotape rentals to identify slow-moving books, music, software and sale videotapes for return to vendors and rental videotapes for sale or transfer to other superstores. See "Business -- Information System." The Company believes that this ability to customize the inventory and manage slow-moving products in each of its superstores ensures a customer-driven product selection that maximizes profitability.

     The Company's superstores offer an extensive selection of items in each of its entertainment categories. The typical Hastings superstore offers for sale approximately 40,000 current book titles in a variety of subject categories, 28,000 music titles in a broad range of music categories, 2,000 periodical titles, 6,000 new and previously viewed videotape titles and 1,000 software titles. Additionally, the typical Hastings superstore carries approximately 15,000 videotape and video game rental titles. The typical Hastings superstore also offers approximately 1,300 complementary and accessory items, including greeting cards, consumables and audio and video accessories. New releases and special offerings in each entertainment product category are prominently displayed and arranged by product category.

     In addition to its primary product lines, Hastings continually adds new product offerings to better serve its customers. Products for sale in these categories include promotional t-shirts, licensed plush toys, greeting cards, used compact discs, audio books and consumables, including soft drinks, chips, popcorn and candy. Accessory items for sale include blank videotapes, video cleaning equipment and audio cassette and compact disc carrying cases. Many of these products generate impulse purchases and produce higher margins. The rental of video cassette players and video game players is provided as a service to Hastings customers.

     Internet Merchandising. Since its inception, the Company's Web site, selected as one of "The Premier 100" Web sites by ComputerWorld Magazine for 1997, has offered information on books, music, video and software products. As an extension of the Company's strategy of meeting its customers' desires, beginning in the second quarter of fiscal 1998 Hastings anticipates that it will offer for sale a full range of merchandise through its Web site. This additional sales channel will enhance the assortment and accessibility of products for each current and potential Hastings customer. The Company's Web site operation will be consistent with the Hastings philosophy of offering a full range of multimedia merchandise at competitive prices with a high degree of customer service. Hastings believes that it has significant advantages that position it to succeed in electronic commerce on the Internet, including Hastings' strong name recognition in its markets, its unique range and assortment of multimedia products, advanced information system and fulfillment capabilities and the Company's well-established entertainment retailing experience and ability to respond to customers' evolving entertainment desires. See "Risk
Factors -- Competition and Technological Obsolescence."

STORE LAYOUT

     The Company designs its superstores to provide an easy-to-shop, open store atmosphere by offering major product categories in a "store-within-a-store" format. Most Hastings superstores utilize product-category boutiques positioned around a wide racetrack aisle which is designed to allow customers a view throughout the entire superstore. This store configuration produces significant cross-marketing opportunities among the various entertainment departments, which the Company believes results in higher transaction volumes and impulse purchases.

     [STORE SCHEMATIC]

     The book department offers an extensive selection of titles arranged alphabetically by category in attractive, well-signed displays. The music department also is organized alphabetically within music categories and incorporates boutiques with lower height fixtures that allow visibility and promote an open atmosphere. Additionally, the video rental department is arranged by prominently displaying new release, "best renter" and video game selections and organizing other titles by category. The Company also offers a selection of software titles organized by applications and utilities in a separate section of the store. In addition, the Company dedicates areas of its superstores to children's products and customer service stations.

     At the superstore's checkout counters, impulse products and higher margin products are displayed on line dividers and register stands. Chips, popcorn, candy, soft drinks and other packaged consumables also are available near the checkout areas. In addition, some superstores have overhead video monitors designed to entertain the customer with movie and book previews interspersed with Hastings promotional messages.

     Hastings superstores average approximately 20,700 square feet, which typically includes retail selling space, receiving and stocking areas, an associate break room and manager offices. The size of the Company's enhanced store format ranges from 18,000 to 35,000 selling square feet, depending on the size of the market and the real estate available. The store format is flexible and enables the Company to adjust the size and merchandising mix of each superstore to the particular demographic profile of a specific market.

MARKETING

     Low Pricing. Hastings' pricing strategy at its superstores is to offer value to its customers by maintaining prices that are competitive with or lower than the lowest prices charged by other retailers in the market. The Company determines its prices on a market-by-market basis, depending on the level of competition and other market-specific considerations. The Company believes that its low pricing structure results in part from (i) its ability to purchase directly from publishers, studios and manufacturers as opposed to purchasing from distributors, (ii) its proprietary information systems that enable management to make more precise and targeted purchases for each superstore, and
(iii) its consistent focus on maintaining low occupancy and operating costs.

     Customer Service. The Company is committed to providing the highest level of customer service to increase customer loyalty. Hastings devotes significant resources to associate training and measuring customer satisfaction. All Hastings superstore associates undergo training when hired and are required to participate in frequent training programs. The Company's ongoing customer service program, "Quality Service Everytime," empowers every superstore associate to utilize the Company's flexible return and refund policies to resolve any customer problem. The Company believes that these programs, together with the Company's low pricing strategy and superstore amenities, such as reading chairs, complimentary coffees, and free local telephone calls to permit customers to confirm their entertainment selections with family and friends, are important components of the customer service Hastings provides.

     Advertising/Promotion. The Company participates in cooperative advertising programs and merchandise display allowance programs offered by its vendors. Hastings advertising programs are market-focused and emphasize the price competitiveness, extensive product assortment and comfortable atmosphere of the Company's superstores. The Company benefits from market display allowances provided by vendors because of its superstores' high traffic volume and its effective display implementation. The Company utilizes radio, television, newspaper and direct mail advertising and in-store point-of-sale promotional materials.

INFORMATION SYSTEM

     The Company believes that its proprietary purchasing and information management system provides a significant competitive advantage over other entertainment retailers by enabling it to manage its inventory at every stage, from the shipment of products to their placement in superstores and, if appropriate, to their transfer to other superstores or return to vendors. The Company's information system, which the Company believes to be Year 2000 compliant, also is designed to provide operating and cost efficiencies and furnish flexibly formatted, timely financial information.

     The Company's expert information system is built upon a multi-tiered, distributed processing architecture and was designed with the latest in client/server tools. All locations are connected using a wide area network which allows interchange of current information. The primary components of the information system are as follows:

     New Release Allocation. Hastings' buyers use the new release allocation system to purchase new release products for the superstores. Buyers have the ability within the system to utilize up to 15 different methods of forecasting demand. By using store-specific sales history, factoring in specific market traits, applying sales curves for similar titles or groups of products and minimizing subjectivity and human emotion for a transaction, the system customizes purchases for each individual superstore to satisfy customer demand. The process provides the flexibility to allow store management to anticipate customer needs, including tracking missed sales and factoring in regional influences. The Company believes that the new release allocation system enables Hastings to increase revenues by having the optimum levels and selection of products available in each superstore at the appropriate time to satisfy customers' entertainment needs.

     Rental Videotape Purchasing System. The Company's rental videotape purchasing system uses store specific performance on individual rental videotape titles to anticipate customer demand for new release rental videotapes. The primary method of purchasing analyzes the first eight weeks' performance of a similar title and factors in the effect of such influences as seasonal trends, box office draw and prominence of the movie's cast to customize an optimum inventory for each individual superstore. The system also allows for the customized purchasing of other catalog rental videotapes on an individual store basis. The Company believes that its rental videotape purchasing system allows Hastings to efficiently plan and stock each superstore's rental videotape inventory, thereby improving performance and reducing exposure from excess inventory.

     Store Replenishment. Store replenishment covers three main areas for controlling a superstore's inventory.

          Selection Management. Selection management constantly analyzes store-specific sales, traits and seasonal trends to determine title selection and inventory levels for each individual superstore. By forecasting annual sales of products and consolidating recommendations from store management, the system enables the Company to identify overstocked or understocked items to prompt required store actions and optimize inventory levels. The system tailors each store's individual inventory to the market utilizing over 2,000 product categories.

          Model Stock Calculation/Ordering. Model stock calculation uses store-specific sales, seasonal trends and sophisticated curve fitting to forecast orders. It also accounts for turnaround time from a vendor or the Hastings distribution center and tracks historical missed sales to adjust orders to adequately fulfill sales potential. Orders are currently calculated on a weekly basis and transmitted by all superstores to the corporate office to establish a source vendor for the product. Currently, over 85% of both new and replenishment orders are transmitted electronically to vendors, thus providing speed and immediate order acknowledgment on each purchase order.

          Inventory Management. Inventory management systems interface with other store systems and accommodate electronic receiving and returns to maintain accurate perpetual inventory information. Cycle counting procedures allow the Company to perform all physical inventory functions, with the Company counting each superstore's inventory up to four times per year. The system provides immediate feedback on any variances, and the system provides several research tools to assist in controlling inventory.

     Store Systems. Each superstore has a dedicated server within the store for processing information connected through a wide area network. This connectivity provides consolidation of individual transactions and allows store management and corporate office associates easy access to the information needed to make informed decisions. Transactions at the store are summarized and used to assist in staff scheduling, loss prevention and inventory control. All point of sale transactions utilize scanning technology allowing for maximum customer efficiency at checkout. The Company also utilizes an automated system for scheduling store management and sales associates. This system was developed to assist in controlling personnel costs while maintaining desired levels of customer service by preventing overscheduling or underscheduling sales, stocking and customer service associates.

     Accounting. The Company's financial accounting software has a flexible, open-systems architecture. The Company prepares a variety of daily management reports covering store and corporate performance. Detailed financial information for each superstore, as well as for the distribution center and the corporate office, are generated on a monthly basis. The Company's payroll, accounts payable, cash control and tax functions are performed in-house.

     Warehouse Management. The Company's warehouse management systems provide support for high-volume retail transactions, including shipments, receipts and returns to vendors. Software to perform these functions was customized through a joint effort of the Company's purchasing, distribution and information systems departments. The warehouse system incorporates exact cube sizes of product containers, utilizing flow-through racks and technologically advanced conveyor systems.

SITE SELECTION

     As of January 31, 1998, the Company operated 117 superstores in 16 states located as indicated in the following table:

                       NAME OF STATE                          NUMBER OF STORES
                       -------------                          ----------------
Arkansas....................................................          7
Arizona.....................................................          7
Colorado....................................................          3
Iowa........................................................          1
Idaho.......................................................          7
Kansas......................................................          6
Missouri....................................................          8
Montana.....................................................          5
Nebraska....................................................          2
New Mexico..................................................         13
Oklahoma....................................................         11
Tennessee...................................................          1
Texas.......................................................         35
Utah........................................................          3
Washington..................................................          6
Wyoming.....................................................          2
                                                                    ---
          Total.............................................        117

     The Company leases sites for all of its superstores. These sites typically are located in pre-existing, stand-alone buildings or strip shopping centers. The Company's primary market areas are small and medium-sized communities with populations typically ranging from 25,000 to 150,000. The Company has developed a systematic approach using its site selection criteria to evaluate and identify potential sites for new superstores. Key demographic criteria for Company superstores include community population, community and regional retail sales, personal and household disposable income levels, education levels, median age and proximity of colleges or universities. Other site selection factors include current competition in the community, visibility, available parking, ease of access and other neighbor tenants. To maintain its low occupancy costs, Hastings typically concentrates on leasing existing locations that have been operated previously by other retailers.

     The Company typically is able to open a superstore within 120 days after entering into a lease by utilizing cross-functional, in-house teams to manage the individual new superstore development process. These teams provide assistance in space planning, construction management, fixture procurement and installation, product merchandising, information systems installation and initial store operations. The Company operates its own fixture manufacturing facility that produces approximately 80% of a new superstore's display fixturing and prototypical fixture designs.

     The Company actively manages its existing stores and from time to time considers closing stores. Over the last three years, the Company has closed one to three stores each year.

     The terms of the Company's superstore leases vary considerably. The Company strives to maintain maximum location flexibility by entering into leases with short initial terms and multiple short-term extension options. The Company has been able to enter into leases with these terms in part because Hastings generally bears a substantial portion of the cost of preparing the site for a superstore. The following table sets forth as of January 31, 1998 the number of superstores that have current lease terms that will expire during each of the following fiscal years and the associated number of superstores for which the Company has options to extend the lease term:

                                                              NUMBER OF STORES    OPTIONS
                                                              ----------------    -------
Fiscal Year 1998............................................         10               7
Fiscal Year 1999............................................         11              10
Fiscal Year 2000............................................         15              13
Fiscal Year 2001............................................          8               8
Fiscal Year 2002............................................         18              16
Thereafter..................................................         55              54
                                                                    ---             ---
Total.......................................................        117             108
                                                                    ===             ===

     The Company has not experienced any significant difficulty renewing or extending leases on a satisfactory basis.

     The Company's headquarters and distribution center are located in Amarillo, Texas in a leased facility consisting of approximately 33,000 square feet for office space and 100,000 square feet for the distribution center. The lease for this property terminates in September 2003, and the Company has the option to renew this lease through March 2008.

DISTRIBUTION AND SUPPLIERS

     The Company's distribution center is strategically located in a 100,000 square foot facility adjacent to Hastings' corporate headquarters in Amarillo, Texas. This central location and the local labor pool enable Hastings to realize relatively low transportation and labor costs. The distribution center is utilized primarily for receiving, storing and distributing approximately 14,000 products offered in substantially every Hastings superstore. The distribution center also is used in distributing large purchases, including forward buys, close-outs and other bulk purchases. In addition, the distribution facility is used to receive, process and ship items to be returned to manufacturers and distributors as well as to transfer and redistribute videotapes among the Company's superstores. This facility currently provides inventory to all 117 Hastings superstores and is designed to be capable of providing distribution to over 250 superstores without significant additional investment. The Company ships products weekly to each Hastings superstore, facilitating quick and responsive inventory replenishment. Approximately 15% of the Company's total product, based on store receipts, is distributed through the distribution center. Approximately 85% of the Company's total product is shipped directly from the vendors to the superstores. The Company outsources all product transportation from its distribution center to various freight companies.

     Hastings' information systems and corporate infrastructure facilitate the Company's ability to purchase products directly from manufacturers, which contributes to its low pricing structure. In fiscal 1997, the Company purchased the majority of its products directly from manufacturers rather than through distributors. The Company's top three suppliers accounted for approximately 26% of the Company's total products purchased during fiscal 1997. While selections from a particular artist or author generally are produced by a single manufacturer, the Company strives to maintain supplier relationships that can provide an alternate source of supply. In general, the Company's products are returnable to the supplying vendor, in some cases with the payment of a return fee. See "Risk Factors -- Supplier Relationships."

STORE OPERATIONS

     Each Hastings superstore employs one store manager and one or more assistant store managers. Store managers and assistant store managers are responsible for the execution of all operational, merchandising and marketing strategies for the superstore in which they work. Superstores also generally have department managers, who are individually responsible for their respective book, music, software, video, customer service and stocking departments within each superstore.

     Hastings superstores are generally open daily from 10:00 a.m. to 11:00 p.m. However, several superstores are open 9:00 a.m. to 11:00 p.m. or 10:00 a.m. to 10:00 p.m. The only days that Hastings' superstores are closed are Thanksgiving and Christmas.

ASSOCIATES

     The Company refers to its employees as associates because of the critical role they play in the success of each Hastings superstore and the Company as a whole. As of January 31, 1998, the Company employed approximately 5,330 associates. Of this number, approximately 4,950 were employed at retail superstores, 110 were employed at the Company's distribution center and 270 were employed at the Company's corporate offices. None of the Company's associates are represented by a labor union or are subject to a collective bargaining agreement. The Company believes that its relations with its associates are good.

COMPETITION

     The entertainment retail industry is highly competitive. The Company competes with a wide variety of book retailers, music retailers, software retailers and videotape retailers that rent or sell videotapes, including independent single store operations, local multi-store operators, regional and national chains, as well as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations, warehouse clubs, record clubs, other retailers and various noncommercial sources such as libraries. With regard to its videotape sales and rental products in particular, the Company competes with cable, satellite and pay-per-view cable television systems. In addition, continuing technological advances that enhance the ability of consumers by home computer through the Internet or telephonic transmission to shop at home or access, produce and print written works or record music digitally could provide competition to the Company in the future. See "Risk Factors -- Competition and Technological Obsolescence."

     The Company competes in most of its markets with either national entertainment retailers or significant retailers of general merchandise or both. Hastings competes in its sale of books with retailers such as Barnes & Noble, Inc., Borders Group, Inc., Walden Books and B. Dalton Bookseller. The Company competes in its sale of music with music retailers, such as Blockbuster Music, Camelot Music, Inc., Trans World Entertainment and Musicland Stores Corporation, and consumer electronics stores, including Best Buy and Circuit City. The Company's principal competitors in the sale and rental of videotapes are Blockbuster Video and Hollywood Entertainment Corp. In addition, the Company competes in the sale of books, music and videotapes and the rental of videotapes and video games with local entertainment retailers and significant retailers of general merchandise, such as Wal-Mart. In the past year, retailers such as Amazon.com, Inc., Barnes & Noble, Inc. and N2K, Inc., have begun retail sales of entertainment products, such as books and music, via the Internet, and the Company anticipates that additional traditional competitors of the Company will compete soon via the Internet as well. The Company competes with other entertainment retailers on the basis of title selection, the number of copies of popular selections available, store location, visibility and pricing.

TRADEMARKS AND SERVICEMARKS

     The Company believes its trademarks and servicemarks, including the servicemarks "Hastings Books Music Video," "Hastings, Your Entertainment Superstore" and "Hastings Entertainment," have significant value and are important to its marketing efforts. The Company has registered "Hastings Books Music Video" and "Hastings, Your Entertainment Superstore" as servicemarks with the United States Patent and Trademark Office and is in the process of registering "Hastings Entertainment." The Company maintains a policy of pursuing registration of its principal marks and opposing any infringement of its marks.

LITIGATION

     From time to time, the Company is party to certain legal proceedings arising in the ordinary course of business. Although the amount of any liability that could arise with respect to these proceedings cannot be predicted accurately, in the opinion of the Company any liability that might result from any pending claims will not have a material adverse effect on the Company.

     In fiscal 1993 and fiscal 1994, the Company sold its remaining 42 mall stores to Camelot Music, Inc. In connection with such sales, the Company assigned the underlying leases on such stores to Camelot Music, Inc. Camelot Music, Inc. commenced a proceeding under Chapter 11 of the Bankruptcy Code on August 9, 1996, and the Bankruptcy Court approved its plan of reorganization on December 12, 1997. The Company may be contingently liable for certain of the leases that have not yet expired or been amended, or where the Company has not otherwise been released by the lessors. As of October 31, 1997, 17 of such leases remained in effect where the Company may have contingent liability. Various lessors have alleged that Camelot Music Inc. has defaulted on certain of its obligations under such leases. The Company established a reserve of $2.5 million during fiscal 1996, which management believes is adequate for any amounts that may be payable by Hastings in connection with these leases. The Company cannot predict the extent to which lessors under the leases assigned to Camelot Music, Inc. will allege defaults thereunder on the part of Camelot Music, Inc. and look to the Company for payment under such leases, or the extent of the Company's total liability on such leases.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is information concerning the executive officers and directors of the Company:

                   NAME                        AGE                        POSITION
                   ----                        ---                        --------
John H. Marmaduke(1).......................    50     Chairman of the Board, President and Chief
                                                      Executive Officer
Phillip G. Hill............................    35     Senior Vice President, Chief Operating Officer
                                                      and Director
Dennis McGill..............................    49     Vice President of Finance, Chief Financial
                                                      Officer, Treasurer and Secretary
Robert A. Berman...........................    48     Vice President of Store Operations
Michael Woods..............................    36     Vice President of Information Systems
Timothy R. Hoelscher.......................    40     Vice President of Real Estate/Construction
Leonard L. Berry(2)........................    55     Director
Peter A. Dallas(3).........................    62     Director
Gaines L. Godfrey(1)(3)....................    64     Director
Craig R. Lentzsch(2).......................    49     Director
Stephen S. Marmaduke.......................    47     Director
Jeffrey G. Shrader(1)(2)...................    47     Director
Ron G. Stegall(1)(3).......................    50     Director

---------------

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

     The Company's Articles of Incorporation provide that the Board of Directors is divided into three classes, designated by the Company as Class I, Class II and Class III. Each class of directors consists of three directors who serve for a one, two or three year period or until their successors are elected and qualified. Thereafter, directors serve staggered three-year terms. Accordingly, Phillip Hill, Stephen S. Marmaduke and Leonard L. Berry presently hold office as Class II Directors until the 1998 annual shareholders meeting; Ron G. Stegall, Peter A. Dallas and Craig R. Lentzsch presently hold office as Class III Directors until the

1999 annual shareholders meeting; and John H. Marmaduke, Gaines L. Godfrey and Jeffrey G. Shrader presently hold office as Class I Directors until the 2000 annual shareholders meeting.

     All executive officers are chosen by the Board of Directors and serve at the Board's discretion.

     JOHN H. MARMADUKE has served as President and Chief Executive Officer of the Company since July 1976 and as Chairman of the Board since October 1993. Mr. Marmaduke served as President of Hastings' former parent company, Western, from 1982 through June 1994, including the years 1991 through 1994 when Western was a division of Wal-Mart. Mr. Marmaduke also serves as a director of Cross-Continent Auto Retailers, Inc. Mr. Marmaduke has been active in the entertainment retailing industry with the Company and its predecessor company for over 24 years.

     PHILLIP G. HILL has served as Chief Operating Officer of the Company since December 1996 and as Chief Operating Officer -- Systems and Support of the Company from May 1996 through December 1996 and as Senior Vice President of the Company since October 1992. Mr. Hill was elected a Director of the Company in December 1996. From January 1990 to October 1992, Mr. Hill served as Vice President of Store Operations of the Company. From January 1988 to January 1990, Mr. Hill served as Director of Administration of the Company. From April 1986 to January 1988, Mr. Hill served as a District Manager of the Company. Prior to joining the Company, Mr. Hill served as Director of Operations for Gateway Books Inc., a 120-store chain of bookstores, and Director of Store Operations of Hallmark Card Shops based in Knoxville, Tennessee.

     DENNIS MCGILL has served as Vice President of Finance, Chief Financial Officer, Treasurer and Secretary of the Company since November 1995. From March 1994 to October 1995 Mr. McGill served as a financial consultant to the toy manufacturing, bedding and waste management industries. From December 1989 to February 1994, Mr. McGill served as President and Chief Executive Officer of the Bed Outlet, an 18-store bedroom furniture retailer in California. From August 1986 to December 1989, Mr. McGill served as the Senior Vice President -- Finance and Chief Financial Officer of San Francisco-based Lewis Galoob Toys, Inc., a New York Stock Exchange-listed, international toy manufacturing company.

     ROBERT A. BERMAN has served the Company as Vice President of Store Operations since January 1997. From June 1995 to January 1997, Mr. Berman was self-employed in the financial services industry. From January 1989 to June 1995, Mr. Berman served as Vice President and Senior Vice President of Store Operations for Builders Square, Inc., a chain of 185 building material superstores. At Builders Square, Inc., Mr. Berman was responsible for store operations, store planning and design, purchasing and construction.

     MICHAEL WOODS has served as Vice President of Information Systems of the Company since October 1992. From August 1990 to October 1992, Mr. Woods served as Director of Microsystems for the Company, focusing on store systems development. From October 1989 to August 1990, Mr. Woods served as a programming specialist and analyst for the Company.

     TIMOTHY R. HOELSCHER has served as Vice President of Real Estate/Construction of the Company since October 1992. From August 1991 to October 1992, Mr. Hoelscher served as Director of Real Estate/Construction. From June 1988 to August 1991, Mr. Hoelscher served as Director of Construction of the Company. Prior to joining the Company, Mr. Hoelscher served as Manager of Construction, Specialty Retail Division of Brown Group, Inc. Mr. Hoelscher has over 20 years experience in retail store development.

     LEONARD L. BERRY has served as a director of the Company since March 1994. Dr. Berry has served as a Professor of Marketing and the Director of the Center for Retailing Studies in the College of Business Administration at Texas A&M University since January 1982. Dr. Berry holds the J.C. Penney Chair of Retailing Studies at Texas A&M, a position awarded in January 1991. From July 1986 to July 1987, Dr. Berry served as the National President of the American Marketing Association. Dr. Berry also serves as a director of CompUSA and of Lowe's Companies, Inc. and as a public member of the Council of Better Business Bureaus.

     PETER A. DALLAS has served as a director of the Company since October 1991 and its predecessor since 1970. Mr. Dallas is a Banking Principal with NationsBank of Texas, N.A., a position held since January 1991. Mr. Dallas has served as an officer of NationsBank of Texas, N.A. and its predecessors, Boatmen's First National Bank of Amarillo and The First National Bank of Amarillo, since 1965.

     GAINES L. GODFREY has served as a director of the Company since October 1991. Mr. Godfrey has been associated with Godfrey Ventures in the field of financial consulting, including evaluations, financings, underwritings, purchases and sales in a wide range of industries, since 1982 . From 1973 to 1982, Mr. Godfrey was Vice President, Finance for Mesa Petroleum Co.

     CRAIG R. LENTZSCH has served as a director of the Company since April 1994. Mr. Lentzsch is President and Chief Executive Officer of Greyhound Lines, Inc. a position held since November 1994. Mr. Lentzsch has served as a director of Greyhound since August 1994. From November 1994 to April 1995, Mr. Lentzsch also served as Chief Financial Officer of Greyhound. From August 1992 to November 1994, Mr. Lentzsch was employed by Motor Coach Industries International, Inc., where he served as Executive Vice President and Chief Financial Officer. Mr. Lentzsch is a member of the Board of Directors of the American Bus Association, the Intermodal Transportation Institute and Enginetech, Inc.

     STEPHEN S. MARMADUKE has served as a director of the Company since October 1991. From 1978 to September 1992, Mr. Marmaduke served as Vice President of Purchasing for Western. Mr. Marmaduke is the brother of the President and Chief Executive Officer of the Company, John H. Marmaduke, and a son of the late founder of Western, Sam Marmaduke.

     JEFFREY G. SHRADER has served as a director of the Company since October 1992. Mr. Shrader has served as a shareholder in the law firm of Sprouse, Mozola, Smith & Rowley, P.C. in Amarillo, Texas since January 1993.

     RON G. STEGALL has served as a director of the Company since May 1996. Mr. Stegall is the founder and has served as the Chief Executive Officer of Arlington Equity Partners, Inc. since January 1992. Mr. Stegall is also the founder of BizMart, Inc. and from October 1987 to December 1991 served as Chief Executive Officer of Bizmart. For more than 16 years prior to 1987, Mr. Stegall was employed by Tandy Corporation/Radio Shack Division serving as Senior Vice President from 1983 to 1987 and Vice President from 1979 to 1983. Mr. Stegall currently serves as Chairman of the Board of InterTAN, Inc. and as a director of O'Sullivan Industries, Inc.

     The Company has an Executive Committee, an Audit Committee and a Compensation Committee. The Audit Committee and the Compensation Committee consist solely of independent directors. The Executive Committee has the authority, between meetings of the Board of Directors, to take all actions with respect to the management of the Company's business that require action by the Board of Directors, except with respect to certain specified matters that by law must be approved by the entire Board of Directors. The Audit Committee is responsible for (i) reviewing the scope of, and the fees for, the annual audit,
(ii) reviewing with the independent auditors the corporate accounting practices and policies and recommending to whom reports should be submitted within the Company, (iii) reviewing with the independent auditors their final report, (iv) reviewing with internal and independent auditors overall accounting and financial controls and (v) being available to the independent auditors during the year for consultation purposes. The Compensation Committee recommends the compensation of the officers of the Company and performs other similar functions and recommends grants of options under the Company's stock option plans for consideration by the Board of Directors. See "Management -- Stock Plans." Messrs. J. Marmaduke, Godfrey, Shrader and Stegall serve on the Executive Committee; Messrs. Godfrey, Dallas and Stegall serve on the Audit Committee; and Messrs. Berry, Lentzsch and Shrader serve on the Compensation Committee.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information for fiscal 1997 regarding the compensation awarded to, earned by or paid to the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during fiscal 1997.

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                ANNUAL COMPENSATION(1)    --------------------
                   NAME AND                     -----------------------   NUMBER OF SECURITIES
              PRINCIPAL POSITION                  SALARY       BONUS       UNDERLYING OPTIONS
              ------------------                ----------   ----------   --------------------
John H. Marmaduke.............................   $156,991     $239,085          465,000(2)
  Chairman of the Board, President and
  Chief Executive Officer
Phillip Hill..................................     97,355      108,727          110,000
  Senior Vice President and
  Chief Operating Officer
Dennis McGill.................................     91,748       83,835           50,000
  Vice President of Finance, Chief Financial
  Officer, Treasurer and Secretary
Robert A. Berman..............................     86,550       27,752           55,000
  Vice President of Store Operations
Michael Woods.................................     74,418       45,333           15,000
  Vice President of Information Systems

---------------

(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers that are available generally to all salaried employees of the Company, and certain perquisites and other personal benefits received by the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in the table.

(2) Includes 400,000 shares subject to an option granted in fiscal 1993 with fixed annual increases in the exercise price, which option was amended in fiscal 1997 to fix the exercise price at $11.20 for the term of the option.

OPTION GRANTS, EXERCISES AND HOLDINGS

     Fiscal 1997 Option Grants. The following table sets forth certain information regarding options granted during fiscal 1997 to the Named Executive Officers.

                                  INDIVIDUAL GRANTS
                       ---------------------------------------                  POTENTIAL REALIZABLE
                                      PERCENT OF                                  VALUE AT ASSUMED
                       NUMBER OF         TOTAL                                 ANNUAL RATES OF STOCK
                       SECURITIES       OPTIONS                                PRICE APPRECIATION FOR
                       UNDERLYING       GRANTED      EXERCISE                      OPTION TERM(4)
                        OPTIONS     TO EMPLOYEES IN  PRICE PER    EXPIRATION  ------------------------
                       GRANTED(#)   FISCAL YEAR(1)   SHARE(2)      DATE(3)        5%           10%
                       ----------   ---------------  ---------    ----------  ----------   -----------
John H. Marmaduke....    24,825          2.8%         $15.18(6)     08/28/02  $  104,115   $   230,067
                         40,175          4.6%          13.80        08/28/07     348,669       883,595
                        400,000(5)       45.9%         11.20(5)     01/31/07   4,833,598    14,234,072
Phillip Hill.........    25,000          2.9%          13.80        05/22/07     216,969       549,841
                         35,000          4.0%          13.80        08/28/07     303,756       769,778
                         50,000          5.7%          14.20(7)     01/31/10     766,039     2,255,846
Dennis McGill........    10,000          1.1%          13.80        05/22/07      86,787       219,936
                         20,000          2.3%          13.80        08/28/07     173,575       439,873
                         20,000          2.3%          14.20(7)     01/31/10     306,416       902,338
Robert A. Berman.....    30,000          3.4%          13.80        05/22/07     260,362       659,809
                         25,000          2.9%          14.20(7)     01/31/12     383,020     1,127,923
Michael Woods........    15,000          1.7%          13.80        08/28/07     130,181       329,905

---------------

(1) The Company granted options to other associates to purchase an aggregate of 126,740 shares of Common Stock during fiscal 1997.

(2) All options were granted at the fair market value of the Common Stock on the date of grant and a term of 10 years, unless otherwise noted. Fair market value is based upon an appraisal performed by an independent investment banking firm engaged by the Company.

(3) Options may terminate before their expiration date if the optionee's status as an employee is terminated or upon the optionee's death.

(4) In accordance with the rules of the Commission, shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices.

(5) Option granted in fiscal 1993 with fixed annual increases in the exercise price, which option was amended in fiscal 1997 to fix the exercise price at $11.20 for the term of the option. For a description of the deferred compensation expense recognized in connection with this repricing, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Nine Months Ended October 31, 1997 Compared to Nine Months Ended October 31, 1996."

(6) Option granted with exercise price of $15.18 or 10% above fair market value of the Common Stock on the date of the grant. Term is five years.

(7) Option granted with fixed annual increases in the exercise price and a term of 15 years. The option was amended in fiscal 1997 to fix the exercise price for the term of the option.

     Fiscal 1997 Option Holdings. The following table sets forth certain information regarding options held at January 31, 1998. There were no options exercised during fiscal 1997 by the Named Executive Officers.

                                        NUMBER OF SECURITIES
                                       UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN THE
                                         OPTIONS AT FISCAL                MONEY OPTIONS AT
                                              YEAR-END                    FISCAL YEAR-END
                                    ----------------------------    ----------------------------
               NAME                 EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
               ----                 -----------    -------------    -----------    -------------
John H. Marmaduke.................    479,800         174,995       $1,495,130       $404,948
Phillip Hill......................     48,420         173,980          335,728        168,432
Dennis McGill.....................      2,500          82,500               --         31,500
Robert A. Berman..................          0          55,000               --              0
Michael Woods.....................     10,790          57,805           36,193         84,030

STOCK PLANS

  1996 Incentive Stock Plan

     Scope. The Board of Directors and shareholders of the Company have approved the Company's Amended 1996 Incentive Stock Plan (the "1996 Plan"). The 1996 Plan authorizes the granting of stock options to purchase Common Stock, stock appreciation rights, restricted stock, dividend equivalent rights, stock awards and other stock-based awards to officers, other associates, directors and consultants of the Company. The purpose of the 1996 Plan is to attract, retain and provide incentives to officers, other associates, directors and consultants of the Company and to thereby increase overall shareholder value.

     The 1996 Plan authorizes the award of 625,000 shares of Common Stock,
representing     % of outstanding shares of Common Stock after the Offering, to be used for stock options, stock appreciation rights or restricted or unrestricted stock. If an award made under the 1996 Plan expires, terminates or is forfeited, canceled or settled in cash without issuance of shares of Common Stock covered by the award, those shares will be available for future awards under the 1996 Plan. The 1996 Plan will terminate on May 18, 2006. As of January 31, 1998, options for 423,125 shares of Common Stock were outstanding under the 1996 Plan.

     Administration. The 1996 Plan is administered by the Board of Directors or, if directed by the Board of Directors, the Compensation Committee of the Board of Directors or another committee designated by the Board of Directors (in each event, the "Compensation Committee"). The Compensation Committee makes determinations with respect to the participation of employees, officers, directors and consultants in the 1996 Plan and, except as otherwise required by law or the 1996 Plan, the grant terms of awards, including vesting schedules, retirement and termination rights, payment alternatives such as cash, stock, contingent award or other means of payment consistent with the purposes of the 1996 Plan, and such other terms and conditions as the Board or the Compensation Committee deems appropriate. The Compensation Committee has the authority at any time to provide for the conditions and circumstances under which awards shall be forfeited. The Compensation Committee has the authority to accelerate the vesting of any award and the time at which any award becomes exercisable.

     Eligibility. Officers, other associates, directors and consultants of the Company may be selected by the Compensation Committee to receive awards under the 1996 Plan. In the discretion of the Compensation Committee, an eligible person may receive an award in the form of a stock option, stock appreciation right, restricted stock award, dividend equivalent right, stock award or other stock-based award, or any combination thereof, and more than one award may be granted to an eligible employee.

     Stock Options. The 1996 Plan authorizes the award of both non-qualified and incentive stock options ("ISO's"). Under the 1996 Plan and pursuant to awards made thereunder, Common Stock may be purchased at a fixed exercise price during a specified time. Unless otherwise provided in the award agreement, the exercise price of each share of Common Stock covered by a stock option shall not be less than the fair market value of the Common Stock on the date of the grant of such stock option, and 20% of the shares covered by the stock option shall become exercisable on the first anniversary of its grant and an additional 20% of such shares shall become exercisable on each of the second, third, fourth and fifth anniversaries of its grant.

     Under the 1996 Plan, an ISO may be exercised at any time during the exercise period established by the Compensation Committee, except that (i) no ISO may be exercised prior to the expiration of six months from the date of grant; (ii) no ISO may be exercised more than three months after employment with the Company terminates by reason other than death or disability; and (iii) no ISO may be exercised more than one year after employment with the Company terminates by reason of death or disability. The aggregate fair market value (determined at the time of the award) of the Common Stock with respect to which ISO's are exercisable for the first time by any employee during any calendar year may not exceed $100,000. The term of each ISO is determined by the Compensation Committee, but in no event may such term exceed 10 years from the date of grant (or five years in the case of ISO's granted to shareholders owning 10% or more of the Company's outstanding shares of Common Stock). The exercise price of options is determined by the Compensation Committee, but the exercise price of ISO's cannot be less than the fair market value of the Common Stock on the date of the grant (or 110% of the fair market value of the Common Stock on the date of grant in the case of ISO's granted to shareholders owning 10% or more of the Company's outstanding shares of Common Stock). The exercise price of options may be paid in cash, in shares of Common Stock through a cashless exercise program with previously owned Common Stock or by such other methods as the Compensation Committee deems appropriate.

     Stock Appreciation Rights. The 1996 Plan authorizes the grant of stock appreciation rights ("SAR's"). The SARs may be granted either separately or in tandem with options. An SAR entitles the holder to receive an amount equal to the excess of the fair market value of a share of Common Stock at the time of exercise of the SAR over the option exercise price or other specified amount (or deemed option price in the event of an SAR that is not granted in tandem with an option), multiplied by the number of shares of Common Stock subject to the option or deemed option as to which the SAR is being exercised (subject to the terms and conditions of the option or deemed option). An SAR may be exercised at any time when the option or deemed option to which it related may be exercised and will terminate no later than the date on which the right to exercise the tandem option (or deemed option) terminates (or is deemed to terminate).

     Restricted Stock. Restricted stock awards are grants of Common Stock made to eligible persons subject to restrictions, terms and conditions as established by the Compensation Committee. An eligible person will become the holder of shares of restricted stock free of all restrictions if he or she complies with all restrictions, terms and conditions. Otherwise, the shares will be forfeited. The eligible persons will not have the right to vote the shares of restricted stock until all restrictions, terms and conditions are satisfied.

     Other Stock Based Awards. The Compensation Committee may allow a director, officer or other associate to elect to exchange annual retainers, fees or compensation for stock options. The Compensation Committee also may award rights to receive dividends or the equivalent. Additionally, the Compensation Committee may make an unrestricted transfer of ownership of Common Stock. Furthermore, the Compensation Committee may make other stock-based awards that are related to or serve a similar function as other awards.

     Adjustments. In the event of any changes in the outstanding shares of Common Stock by reason of any stock dividend, split, spinoff, recapitalization, merger, consolidation, combination, exchange of shares or other similar change, the aggregate number of shares with respect to which awards may be made under the 1996 Plan, and the terms and the number of shares of any outstanding option, restricted stock or other stock-based award, may be equitably adjusted by the Compensation Committee in its sole discretion.

     Change of Control. Upon a Change in Control, which is defined in the 1996 Plan to include certain third-party acquisitions of 30% or more of the then outstanding Company Common Stock or the combined voting power of the then outstanding Common Stock entitled to vote generally in the election of directors, changes in the composition of the Board of Directors, shareholder approval of certain significant corporate transactions such as a reorganization, merger, consolidation, sale of assets or the liquidation or dissolution of the Company, all outstanding awards vest and become immediately exercisable and cease to be subject to the risk of forfeiture.

     Termination and Amendment. The 1996 Plan may be terminated, modified or amended by the affirmative vote of the holders of a majority of the outstanding shares of the capital stock of the Company present or represented and entitled to vote at a duly held meeting of the Company's shareholders. The Board may at any time terminate the 1996 Plan or from time to time make such modifications or amendments of the 1996 Plan as it may deem advisable; provided, however, that the Board shall not make any material amendments to the 1996 Plan which require shareholder approval under applicable law, rule or regulation unless approved by the requisite vote of the Company's shareholders. No termination, modification or amendment of the 1996 Plan may adversely affect the rights conferred by an award without the consent of the recipient thereof.

  1991 and 1994 Stock Option Plans

     Scope. The Board of Directors and shareholders of the Company have approved the Company's 1991 Stock Option Plan (the "1991 Plan") and 1994 Stock Option Plan (the "1994 Plan") (collectively, the "Plans"). The Plans are substantially identical and authorize the granting of ISO's and non-qualified stock options to purchase Common Stock. Options may be granted to officers, other associates and directors of the Company.

     Each of the Plans authorizes the issuance of 500,000 shares of Common
Stock, each representing     % of outstanding shares of Common Stock after the
Offering, under stock option agreements. Shares of Common Stock issued under the Plans shall be authorized and unissued or treasury shares of Common Stock of the Company. The 1991 Plan will terminate on October 21, 2001, and the 1994 Plan will terminate on April 20, 2004. As of January 31, 1998, 478,400 of the shares authorized for issuance under the 1991 Plan were subject to options and 478,525 of the shares authorized for issuance under the 1994 Plan were subject to options.

     Administration. The Plans are administered by the Board of Directors or another committee designated by the Board of Directors of the Company (in each event, the "Compensation Committee"). Subject to the provisions of the Plans, the Compensation Committee has the authority to select eligible persons to receive awards, determine the time or times of receipt and determine the types of awards and the number of shares covered by the awards. The Compensation Committee is authorized to interpret the Plans, establish, amend and rescind any rules and regulations relating to the Plans, determine the terms and provisions of any agreements made pursuant to the Plans and make all other determinations that may be necessary or advisable for the administration of the Plans.

     Eligibility. Executive officers, directors and other key employees of the Company may be selected by the Compensation Committee to receive awards under the Plans. In the discretion of the Compensation Committee, an eligible person may receive an award in the form of ISO's or non-qualified stock options. More than one award may be made to eligible persons.

     Stock Options. The Plans authorize the award of non-qualified stock options. Under the Plans and pursuant to awards made thereunder, an option may be exercised at any time during the exercise period established by the Compensation Committee. Generally, the exercise period is ten years from the date of grant. The Compensation Committee determines the exercise price of options per share of Common Stock and whether the exercise price may be paid in cash or previously owned shares of Common Stock.

     Incentive Stock Options. The Plans authorize the award of ISO's. Under the Plans and pursuant to awards made thereunder, an ISO may be exercised at any time during the exercise period established by the Compensation Committee except that (i) no ISO may be exercised after employment with the Company terminates by reason other than retirement, death or disability; (ii) no ISO may be exercised more than one year after employment with the Company terminates by reason of death or disability; and (iii) no option may be exercised more than three months after retirement from the Company. The term of each option is determined by the Compensation Committee. Generally, the term will not exceed 10 years from the date of grant and may not exceed five years in the case of ISO's granted to shareholders owning 10% or more of the Company's outstanding shares of Common Stock. The aggregate fair market value (determined at the time of the award) of the Common Stock with respect to which ISO's are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The exercise price of options as determined by the Compensation Committee shall be 100% of the fair market value of a share of Common Stock on the date the ISO is granted, provided the ISO granted to any owner of 10% or more of the total combined voting power of the Company shall be 110% of the fair market value of the share of Common Stock on the date of grant. The exercise price of options may be paid in cash or in shares of previously owned Common Stock.

     Adjustments. In the event of any changes in the outstanding shares of Common Stock by reason of any stock dividend, split-up, recapitalization, merger, consolidation, combination, exchange of shares or other similar change, the aggregate number of shares with respect to which awards may be made under the Plans, and the terms and the number of shares of any outstanding option may be equitably adjusted by the Compensation Committee in its sole discretion.

     Change of Control. All options granted under the Plans are immediately exercisable upon a Change of Control, which is deemed to occur upon any merger, transfer of assets or transfer of voting shares of the Company resulting in members of the Marmaduke family owning, directly or indirectly, less than 50% of the voting shares of the Company.

     Termination and Amendment. The Compensation Committee may, without approval by the shareholders and without receiving further consideration from the participants, amend, condition or modify awards under the Plans except for amendments which under applicable law or regulation require such approval by the shareholders.

  401(k) Savings Plan

     The Company presently sponsors a retirement plan called the Hastings Entertainment, Inc. Associates' 401(k) Plan and Trust (the "401(k) Plan"). The total 401(k) Plan assets as of January 31, 1998 were valued at approximately $8.1 million. The trustee for the 401(k) Plan is Amarillo National Bank. Amarillo National Bank became the trustee for the 401(k) Plan on August 1, 1996 at which time associates were permitted to direct investments of their accounts among a selection of investments, including the Common Stock of the Company. Associates, including members of management, are eligible to make voluntary contributions of up to twelve percent (12%) of their annual compensation under the 401(k) Plan. The Company is permitted to make a discretionary contribution to the 401(k) Plan each fiscal year which will be calculated as a percentage (determined prior to the beginning of the plan year) of Elective Deferrals (as defined in the 401(k) Plan) made during the plan year by each participant eligible to receive a matching contribution. Contributions in excess of 6% of compensation shall not be included in this calculation. If the Company does not change the percentage rate that may be contributed for a plan year, the rate determined for the prior year shall remain in effect.

     The Company also is permitted to make discretionary profit sharing contributions to the 401(k) Plan each fiscal year which shall be credited to each eligible participant's account in the same proportion that the participant's salary and wage compensation bears to the total salary and wage compensation of all participants.

     The 401(k) Plan is intended to qualify as a profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code.

  Associate Stock Ownership Plan

     The Company maintains an Associate Stock Ownership Plan (the "ASOP") for associates completing one year of service (defined as 1,000 hours in a consecutive twelve-month period) under which contributions are made by the Company in amounts determined annually by the Board of Directors. The trustee for the ASOP is Amarillo National Bank. At January 31, 1998, approximately 2,845 associates were eligible to participate and were participating in the ASOP. Company contributions may be made in cash, in shares of Common Stock or other property. Allocation among participants of the Company's contributions to the ASOP is based upon the employee's compensation. Participants vest in their ASOP accounts at 20%, 40%, 60%, 80% and 100% after the completion of three, four, five, six and seven years of service, respectively, with the Company. Participants become fully vested upon retirement, death or disability.

     As soon as practicable after a participant's retirement, death, disability or termination of employment for any other reason, such participant's vested accrued benefit will be distributed to the participant or the participant's beneficiary in shares of the Company's Common Stock or cash at the election of the participant. The ASOP permits participants to direct the voting of shares allocated to their account and permits current distribution to participants of cash dividends paid on Common Stock allocated to their accounts. During the last fiscal year, Company contributions to the ASOP for the accounts of the Named Executive Officers, and all executive officers as a group, the distribution or unconditional vesting of which are not subject to future events, was $4,398 and $5,300, respectively.

  Chief Executive Officer Stock Option

     In April 1993, the Board of Directors and shareholders approved a non-qualified stock option for 400,000 shares of Common Stock for John H. Marmaduke, Chief Executive Officer and President of the Company. The stock option grants Mr. Marmaduke the right to purchase 400,000 shares of Common Stock and terminates by its terms on January 31, 2007. The option is fully exercisable. The option was granted at the initial price of $7.84 per share of Common Stock and was to increase at a rate of 12% per annum. As amended in fiscal 1997, the exercise price per share of the option was fixed at $11.20 for the life of the option. Payment for shares received upon exercise of the option must be made in cash at the time of exercise.

  Corporate Officer Incentive Plan, Management Incentive Plan and Salary Incentive Plan

     Scope. The Board of Directors and shareholders of the Company have approved the Company's Corporate Officer Incentive Plan, the Management Incentive Plan and the Salary Incentive Plan (each an "Incentive Plan" and collectively the "Incentive Plans"). The Incentive Plans authorize the award of incentive cash payments to eligible employees if certain performance goals are met.

     Administration. The Incentive Plans are administered by the Chief Executive Officer and the Associate Resources Department of the Company, with final approval for all performance goals and award targets resting with the Compensation Committee or the Chief Executive Officer or, in the case of the Salary Incentive Plan, the Chief Executive Officer or the Corporate Compensation Team. After the size of any award has been determined based upon performance achievement, the Chief Executive Officer has the authority to reduce an award by no more than 30% based upon individual performance contributions.

     Eligibility. Award eligibility is determined by the Chief Executive Officer at the beginning of each performance period. Participants in the Incentive Plans are selected from corporate employees who are primarily responsible for the annual growth and profitability of the Company. A participant must be an employee of the Company on the day the Incentive Plan award is finalized and approved for payment in order to receive such award.

     Awards. The Incentive Plans provide for incentive cash payments based on incentive targets expressed as a percentage of a participant's base salary if certain performance goals are met. Each fiscal year is divided into two separate six month performance periods. Awards are made for each performance period.

     At the beginning of each performance period, each participant in the Incentive Plans is assigned an incentive target amount expressed as a percentage of base salary. The incentive target for a performance period can then be increased to not more than 125% of the targeted amount or decreased to not less than 50% of the targeted amount based upon performance achievement. At the beginning of each performance period, the Compensation Committee or, in the case of the Management Incentive Plan, the Chief Executive Officer, establishes in writing the performance goals that will determine the size of the Incentive Plan awards. As of October 31, 1997, the performance measures for all Incentive Plan participants are based upon sales and return on equity as defined in the Company's annual business plan. Return on equity is defined as the after-tax rate of return on beginning shareholders' equity for the performance period.

     Within 90 days after the end of each performance period, each participant's base salary rate will be multiplied by the earned Incentive Plan award percentage to determine the dollar value of the award for the performance period in question. The maximum award payable under the Corporate Officer Incentive Plan is the lesser of 250% of the participant's most recent annualized base salary or $1,000,000.

     Adjustments and Amendments. The Board of Directors and the Compensation Committee retain the right to adjust, amend or suspend any current payments in the Corporate Officer Incentive Plan and the Management Incentive Plan for any given performance period if, in the good faith determination of the Board of Directors or the Compensation Committee, the payments of amounts thereunder would result in a material adverse change to or a material decline in the financial condition or prospects of the Company.

     Form and Payment of Awards. Award calculations under the Incentive Plans are finalized and paid within 90 days after the end of each performance period. A participant may elect to voluntarily defer a portion of an award. Additionally, participants under the Corporate Officer Incentive Plan and the Management Incentive Plan may elect to apply a portion of an award to purchase discounted Common Stock of the Company pursuant to the Management Stock Purchase Plan (see "Management Stock Purchase Plan").

  Management Stock Purchase Plan

     Scope. The Board of Directors and shareholders of the Company have approved the Management Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan authorizes the issuance of up to 225,000 shares of Common Stock, representing
     % of outstanding shares of Common Stock after the Offering, pursuant to agreements providing for the purchase of Restricted Stock Units ("RSU's"). The cost of each RSU is equal to 75% of the fair market value of the Common Stock of the Company on the date the RSU is awarded. Shares of stock underlying any cancelled RSU's are added back to the shares of Common Stock available for issuance under the Purchase Plan. As of January 31, 1998, no RSU's had been awarded under the Purchase Plan.

     Administration. The Purchase Plan is administered by the Board of Directors or the Compensation Committee (in each event, the "Compensation Committee").

     Eligibility. The Compensation Committee designates the management employees of the Company that are eligible to participate in the Purchase Plan.

     Participation. Each participant in the Purchase Plan may elect to purchase RSU's. Each RSU awarded to a participant is credited to a bookkeeping account established and maintained for that participant.

     Each participant may elect to receive an award of RSU's by completing a subscription agreement. A subscription agreement provides that the participant may elect to receive RSU's in lieu of a specified portion of any incentive bonus paid to such participant. During each performance period, a participant may elect to use the lesser of 50% of the actual bonus amount for such performance period or $25,000 to purchase RSU's.

     A participant is fully vested in each RSU three years after the RSU is awarded. Once vested, the Company will issue to the participant one share of Common Stock at the end of each deferral period specified in the subscription agreement pertaining to each RSU, or upon the participant's termination of employment or the termination of the Purchase Plan, if sooner.

     If a participant voluntarily terminates his employment with the Company for reasons other than death or permanent disability, the participant's nonvested RSU's shall be canceled and he shall receive a cash payment pursuant to the terms of the Purchase Plan. If a participant's employment is terminated by the Company, or if the participant's employment terminates as a result of death or permanent disability, the participant's nonvested RSU's shall be canceled and he shall receive RSU's pursuant to the terms of the Purchase Plan.

     Whenever dividends (other than dividends payable only in shares of stock) are paid with respect to Common Stock, each participant shall be paid an amount in cash equal to the number of his vested RSU's multiplied by the dividend value per share. In addition, each participant's account shall be credited with an amount equal to the number of such participant's nonvested RSU's multiplied by the dividend value per share. Amounts credited with respect to each nonvested RSU shall be paid, without interest, on the date the participant becomes vested in such RSU, or when the participant receives payment of his nonvested RSU's.

     Adjustments. In the event of a stock dividend, stock split or similar change in capital structure of the Company, the Compensation Committee shall make appropriate adjustments in the number and kinds of shares of Common Stock with respect to which RSU's will thereafter be granted, the number and kinds of shares remaining subject to the outstanding RSU's, the number of RSU's credited to each participant's account, and the method of determining the cost of RSU's. In the event of any proposed merger, consolidation, dissolution or liquidation of the Company, all nonvested RSU's shall become fully vested on the effective date of such merger, consolidation, sale, dissolution or liquidation and the Compensation Committee in its sole discretion may, as to any outstanding RSU's, make such substitution or adjustment in the aggregate number of shares to reserve for issuance under the Purchase Plan and the number of shares subject to each RSU as it may determine on an equitable basis and as may be permitted by the terms of such transaction, or terminate such RSU's upon such terms and conditions as it shall provide.

     Amendment or Termination. The Company reserves the right to amend or terminate the Purchase Plan at any time, by action of its Board of Directors, provided that no such action shall adversely affect a participant's right under the Purchase Plan with respect to RSU's awarded and vested before the date of such action.

DIRECTOR COMPENSATION

     Directors of the Company receive an annual cash retainer of $15,000 and a grant of shares of Common Stock valued at $5,000 for service as directors, and a fee of $750 for each director meeting and $500 for each committee meeting attended in person or by telephone. The Company reimburses directors for all expenses incurred in connection with their activities as directors. The Company has adopted a Stock Option Plan for Outside Directors (the "Directors Option Plan") for its non-employee directors and has reserved 100,000 shares of Common Stock for issuance thereunder. The Directors Option Plan provides that each non-employee director receives an initial option for 2,500 shares of Common Stock upon election as a director, and an annual grant of 2,500 shares thereafter. Each option is granted at the fair market value of the Common Stock of the Company at the time of the grant. All initial and annual stock options granted pursuant to the Directors Option Plan are nonqualified stock options and are generally exercisable for a period of 10 years from the date of grant or one year after the optionee ceases to be a director of the Company. As of January 31, 1998, options covering 35,000 shares have been granted under the Directors Option Plan. The Company also granted options covering 7,720 shares under a previous director compensation plan that was terminated in fiscal 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Berry, Lentzsch and Shrader presently serve as the members of the Compensation Committee. See "Certain Transactions." Mr. Shrader is a shareholder in the law firm of Sprouse, Mozola, Smith & Rowley, P.C. in Amarillo, Texas, which has provided legal services to the Company since 1993.

                              CERTAIN TRANSACTIONS

     Gaines Godfrey, a director of the Company, is a limited partner in certain limited partnerships that lease land and improvements to the Company under triple net leases. During fiscal years 1995, 1996 and 1997, the Company made aggregate lease payments of $479,392, $480,019 and $500,256 respectively, to such limited partnerships.

     Jeffrey G. Shrader, a director of the Company, is a shareholder in the law firm of Sprouse, Mozola, Smith & Rowley, P.C., Amarillo, Texas, which has provided legal services to the Company since 1993.

     In May 1994, the Company and the Estate of Sam Marmaduke (the "Estate"), entered into a Stock Redemption Agreement whereby the Estate has the opportunity on an annual basis to tender for purchase by the Company Common Stock owned by the Estate. John H. Marmaduke is named as the Independent Executor of the Estate. The Estate did not tender for purchase any of its shares of Common Stock in fiscal years 1994 through 1996. In fiscal 1997 the Estate tendered and the Company redeemed 107,195 shares of Common Stock for $1,479,291 paid in cash. The Estate has not tendered for purchase any shares of Common Stock during fiscal 1998, and the Estate has informed the Company that it does not intend to tender any shares of Common Stock to the Company prior to the consummation of this Offering. If this Offering is consummated, the Redemption Agreement will terminate.

                 PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of January 31, 1998 and as adjusted to reflect the sale of shares in the Offering by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each executive officer named in the Summary Compensation Table set forth under the heading "Management," and (iv) all directors and executive officers of the Company as a group. The Company believes that each of such persons has the sole voting and dispositive power over the shares held by him except as otherwise indicated.

                                      SHARES OWNED          SHARES          SHARES OWNED
                                  BEFORE THE OFFERING     TO BE SOLD     AFTER THE OFFERING
                                 ----------------------   ----------   ----------------------
      NAME AND ADDRESS(1)         NUMBER     PERCENT(2)                 NUMBER     PERCENT(2)
      -------------------        ---------   ----------                ---------   ----------
John H. Marmaduke(3)(4)........  4,555,670     54.5%         --                 (4)       %
Estate of Sam Marmaduke(4).....  1,351,785     16.2%                                     %
  P.O. Box 33251
  Amarillo, Texas 79120
Robert Schneider(5)............    581,495      7.1%         --          581,495         %
  P.O. Box 32270
  Amarillo, Texas 79120
Stephen S. Marmaduke(6)........  1,432,495     17.1%         --        1,432,495         %
Phillip Hill...................     65,920        *          --           65,920        *
Dennis McGill..................      9,340        *          --            9,340        *
Robert A. Berman...............        500        *          --              500        *
Mike Woods.....................     12,200        *          --           12,200        *
Leonard L. Berry...............     12,180        *          --           12,180        *
Peter A. Dallas................     17,020        *          --           17,020        *
Gaines L. Godfrey..............     20,500        *          --           20,500        *
Craig R. Lentzsch(7)...........     13,650        *          --           13,650        *
Jeffrey G. Shrader(8)..........     26,205        *          --           26,205        *
Ron G. Stegall(9)..............      7,850        *          --            7,850        *
All directors and executive
  officers as a group (13
  persons)(2)..................  6,173,530     73.8%         --                          %

---------------

* Less than 1%.

(1) Unless otherwise indicated, the address for each of the beneficial owners identified is c/o the Company, 3601 Plains Blvd., Suite #1, Amarillo, Texas 79102.

(2) Based on 8,366,465 shares of Common Stock outstanding prior to the Offering
    and   shares outstanding upon completion of the Offering.

(3) Includes 1,351,785 shares held by the Estate of Sam Marmaduke, of which John
    H. Marmaduke is the Independent Executor, and 2,229,220 shares held by the John H. Marmaduke Family Limited Partnership, the managing general partner of which is John H. Marmaduke Management, Inc., of which John H. Marmaduke is president, 54,485 shares held by Martha A. Marmaduke, Mr. John H. Marmaduke's wife, 8,550 shares held by Margaret Hart Marmaduke, John H. Marmaduke's daughter, 10,000 shares held by Owen M. Marmaduke, Mr. Marmaduke's son, and 479,800 shares subject to stock options exercisable within 60 days, and excludes shares held in trusts for John H. Marmaduke's children of which NationsBank of Texas, N.A. is trustee.

(4) John H. Marmaduke is the executor of the Estate of Sam Marmaduke and a son of the late Sam Marmaduke. John H. Marmaduke and Stephen S. Marmaduke are
    brothers. The Estate of Sam Marmaduke is to sell   shares as a Selling
    Shareholder in this Offering.

(5) Includes 30,000 shares held by trusts for the benefit of Mr. Schneider's children for which Mr. Schneider is trustee, and excludes 11,900 shares held by other trusts for the benefit of Mr. Schneider's children.

(6) Includes 1,365,670 shares held by the Stephen S. Marmaduke Family Limited Partnership, the managing general partner of which is Stephen S. Marmaduke Management, Inc., of which Stephen S. Marmaduke is president, 60,130 shares held by Shelley R. Marmaduke, Stephen S. Marmaduke's wife, and 4,080 shares subject to options exercisable within 60 days. Excludes shares held directly by Stephen S. Marmaduke's adult children and shares held in trusts for Stephen S. Marmaduke's children, of which NationsBank of Texas, N.A. is trustee. Excludes any interest attributable to Stephen S. Marmaduke in the Estate of Sam Marmaduke, of which Stephen S. Marmaduke is a beneficiary. Stephen S. Marmaduke is the brother of John H. Marmaduke and a son of the late Sam Marmaduke.

(7) Includes 3,500 shares held by the Lentzsch Special Trust 1, of which Craig
    R. Lentzsch is a co-trustee.

(8) Includes 19,625 shares held in an individual retirement account for the benefit of Mr. Shrader and 3,050 shares held in a defined benefit plan for the account of Mr. Shrader.

(9) Includes 7,000 shares held by the Stegall Family Limited Partnership.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share. As of January 31, 1998, there were approximately 226 record holders of Common Stock.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted, and the holders of a majority of the number of outstanding shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of

Common Stock are, and the shares offered by the Company in this Offering, will be, when issued and paid for, duly authorized, fully paid, validly issued and nonassessable.

PREFERRED STOCK

     The Board of Directors of the Company is authorized (without any further action by the shareholders) to issue Preferred Stock in one or more series and to fix the voting rights and designations, preferences, limitations and relative rights and qualifications, limitations or restrictions and certain other rights and preferences of the Preferred Stock. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management. See "Risk Factors -- Control of the Company; Effect of Certain Provisions in Articles of Incorporation and Bylaws." The Board of Directors of the Company, without shareholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the holders of Common Stock. On the date of this Prospectus, none of the 5,000,000 authorized shares of Preferred Stock will be outstanding and the Company has no present intention to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

     Certain provisions of the Articles of Incorporation and Bylaws of the Company summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders prevailing at that time. See "Risk Factors -- Control of the Company; Effect of Certain Provisions in Articles of Incorporation and Bylaws." The following provisions may not be amended in the Company's Articles of Incorporation without the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

     Classified Board of Directors. The Articles of Incorporation of the Company provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. See "Management."

     Special Meetings of Shareholders; Prohibition of Action by Unanimous Consent. The Company's Articles of Incorporation prohibit the taking of shareholder action by written consent without a meeting and the Company's Bylaws provide that special meetings of shareholders of the Company be called only by the Chairman of the Board of Directors, a majority of the Board of Directors, the Company's President or holders of not less than 25% of the Company's outstanding stock entitled to vote at the proposed meeting.

     Amendment of Bylaws. The Bylaws may only be amended or repealed by the Board.

EXCULPATORY CHARTER PROVISIONS; LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Articles of Incorporation of the Company provide that a director will not be liable to a corporation or its shareholders for monetary damages arising from acts or omissions in the director's capacity as a director, except for (i) a breach of the director's duty of loyalty to the corporation or its shareholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of law, (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) an act or omission for which the liability of a director is expressly provided (or for which indemnification is expressly prohibited) by an applicable statute. In addition, the Company's Articles of Incorporation and Bylaws require it to indemnify its directors and officers against any and all liability and reasonable expense that may be incurred by them in connection with or resulting from (i) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, (ii) an appeal on such an action, suit or proceeding, or (iii) an inquiry or investigation that could lead to such an action, suit or proceeding, all to the fullest extent permitted by Texas law.

     The Company's Bylaws allow the Company to purchase and maintain liability, indemnification or similar insurance. Such insurance is currently in place. The Company has entered into indemnification agreements with each of its directors and executive officers providing indemnification to the fullest extent permitted by applicable law.

TEXAS BUSINESS COMBINATION LAW

     The Company is subject to Part Thirteen of the Texas Business Corporation Act, which took effect September 1, 1997 (the "Business Combination Law"). In general, the Business Combination Law prevents an "affiliated shareholder" (defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of the corporation's outstanding voting shares) or its affiliates or associates from entering into or engaging in a "business combination" (defined generally to include (i) mergers or share exchanges, (ii) dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation,
(iii) certain issuances or transactions by the corporation that would increase the affiliated shareholder's proportionate ownership of shares of the corporation, (iv) certain liquidations or dissolutions, and (v) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation) with an "issuing public corporation" (which would include the Company) during the three-year period immediately following the affiliated shareholder's acquisition of shares unless (a) before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares made by the affiliated shareholder on such date or (b) not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates. The Business Combination Law does not apply to a business combination with an affiliated shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the issuing public corporation on December 31, 1996, and continuously until the announcement date of the business combination; as a result, the restrictions of the Business Combination Act would not apply to Mr. John H. Marmaduke, who has been the beneficial owner of more than 20% of the outstanding Common Stock continuously since prior to December 31, 1996.

TRADING MARKET AND TRANSFER AGENT

     No established trading market for the Common Stock existed prior to the Offering. An application has been made for the Common Stock to be listed on The Nasdaq National Market under the symbol "HAST." The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services, and its address is 2323 Bryan Street, Suite 2370, Dallas, Texas 75201.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial shares of Common Stock of the Company in the public market could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities.

     Upon completion of the Offering, the Company will have           shares of
Common Stock outstanding (          shares if the Underwriters exercise their
over-allotment option in full). The shares of Common Stock sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, which will be subject to the resale limitations of Rule 144. All of the remaining outstanding shares, which were issued by the Company in reliance on exemptions from the registration requirements of the Securities Act, are "restricted securities" within the meaning of Rule 144. Those shares may not be sold publicly unless they are registered under the Securities Act, sold in compliance with Rule 144, or sold in a transaction exempt from registration. Following the expiration or release from the 180-day lock-up agreements with the representatives of the
Underwriters, approximately           additional shares of Common Stock will be
eligible for sale in accordance with the requirements of Rule 144, subject to compliance with certain volume and other limitations. See "Underwriting." In addition, options covering 1,819,160 shares of Common Stock are outstanding. See "Management -- Option Grants, Exercises and Holdings."

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including an "affiliate" as that term is defined under the Securities Act, is entitled to sell, within any three-month period commencing 90 days after the Offering in broker's transactions or to market makers, a number of "restricted" shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company ( shares immediately following this Offering) or
(ii) the average weekly trading volume of the Company's outstanding Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission, provided that certain manner of sale requirements and requirements as to the availability of current public information about the Company are satisfied. A person who has not been an "affiliate" of the Company at any time within three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the manner of sale, notice, availability of current public information and volume limitations described above. The Company believes that the earliest date on which any shares of its Common Stock currently outstanding
will be eligible for sale under Rule 144 is                , 1998.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act may be relied upon for the resale of securities originally issued by the Company prior to the date of the Prospectus to its employees, directors, officers, consultants or advisers under written compensatory benefit plans or contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are "restricted" shares and beginning 90 days after the date of this Prospectus may be sold by non-affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one-year holding period, in each case subject to the lock-up agreements discussed above.

     The Company intends to register all shares reserved for issuance under the 1996 Plan, the 1994 Plan, the 1991 Plan, the ASOP, the 401(k) Plan, the Incentive Plans, the Purchase Plan and the Directors Option Plan. At January 31, 1998, awards covering 2,108,900 shares of Common Stock have been issued and are outstanding under these plans. All shares purchased in the future under these plans will be available for resale in the public market without restriction, except that "affiliates" must comply with the applicable provisions of Rule 144.

     The Company is unable to estimate the number of shares that may be sold in the future by its shareholders since this will depend on the market price for the Common Stock, the personal circumstances of the shareholders, and other factors. Any sale of substantial amounts of shares of Common Stock in the open market may significantly reduce the market price of the Common Stock offered hereby.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement (the "Underwriting Agreement"), each Underwriter named below (collectively, the "Underwriters"), has severally agreed to purchase, and the Company and the Selling Shareholder have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such
Underwriter:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Smith Barney Inc............................................
A.G. Edwards & Sons, Inc....................................

                                                                -----
          Total.............................................
                                                                =====

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and A.G. Edwards & Sons, Inc. are acting as the representatives (the "Representatives"), propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $ per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm any shares of Common Stock to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase, in whole or in part, up to additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth opposite each Underwriter's name in the preceding table bears to the total number of shares of Common Stock listed in such table.

     The Company, the Selling Shareholder, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     Each of the Company, its officers and directors, and certain other shareholders of the Company (including the Selling Shareholder) who will
collectively own   shares of Common Stock immediately after the Offering, has agreed not to (i) issue (in the case of the Company), sell, offer or agree to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of or transfer, directly or indirectly, any shares of Common Stock or other capital stock of the Company (or any securities convertible into or exercisable or exchangeable for shares of Common Stock or such other capital stock) or publicly disclose the intention to make any such disposition or transfer or (ii) enter into any hedging, swap or other arrangements that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc., except that the Company may issue shares of Common Stock upon the exercise of an option outstanding as of the date of this Prospectus.

     Prior to the Offering, there has not been any public market for the Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock included in the Offering has been determined by negotiations among the Company, the Selling Shareholder, and the Representatives. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States, the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company.

     An application to list the Common Stock for quotation on The Nasdaq National Market under the symbol "HAST" has been filed by the Company.

     At the request of the Company, the Underwriters have reserved up to shares for sale to officers, directors, employees and certain other persons associated with the Company at the initial public offering price. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms and conditions as the other shares offered hereby.

     In connection with the Offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more shares of Common Stock than the total amounts shown on the list of Underwriters and participations that appears above) and may effect transactions that stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those that might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the prices of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above rather than by open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if Smith Barney Inc. purchases Common Stock in the open market for the account of the underwriting syndicate and the Common Stock purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay) the concession applicable to the Common Stock in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     A.G. Edwards & Sons, Inc. has performed certain investment banking services on behalf of the Company during the past five years.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Dallas, Texas.

                                    EXPERTS

     The financial statements of Hastings Entertainment, Inc. as of January 31, 1997 and 1996, and for each of the years in the three-year period ended January 31, 1997, have been included herein and elsewhere in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all the information set forth in the Registration Statement, certain portions of which are omitted from this Prospectus as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered by this Prospectus, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement, contract or other document are not necessarily complete, but contain a summary of the material terms of such agreements, contracts or other documents, and in each instance reference is made to the copy of such agreement, contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference. The Registration Statement and accompanying exhibits and schedules may be inspected and copies may be obtained (at prescribed rates) at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Registration Statement may also be inspected at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2551. In addition, the Common Stock will be listed on the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500, where such material may also be inspected and copied.

     As a result of the Offering, the Company will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. In addition, these reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov.

     The Company intends to furnish its shareholders annual reports containing consolidated financial statements certified by its independent auditors and quarterly reports for each of the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets as of January 31, 1996 and 1997..............  F-3
Statements of Income for the years ended January 31, 1995,
  1996 and 1997.............................................  F-4
Statements of Shareholders' Equity for the years ended
  January 31, 1995, 1996 and 1997...........................  F-5
Statements of Cash Flows for the years ended January 31,
  1995, 1996 and 1997.......................................  F-6
Notes to Financial Statements...............................  F-7
Balance Sheets as of October 31, 1996 and 1997
  (unaudited)...............................................  F-18
Statements of Income for the nine months ended October 31,
  1996 and 1997 (unaudited).................................  F-19
Statements of Shareholders' Equity for the nine months ended
  October 31, 1996 and 1997 (unaudited).....................  F-20
Statements of Cash Flows for the nine months ended October
  31, 1996 and 1997 (unaudited).............................  F-21
Notes to Unaudited Financial Statements.....................  F-22

WHEN THE TRANSACTION REFERRED TO IN NOTE 14 OF THE NOTES TO FINANCIAL STATEMENTS HAS BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

                                            KPMG Peat Marwick LLP

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hastings Entertainment, Inc.:

     We have audited the accompanying balance sheets of Hastings Entertainment, Inc. as of January 31, 1996 and 1997, and the related statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hastings Entertainment, Inc. as of January 31, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 1997, in conformity with generally accepted accounting principles.

Dallas, Texas
March 21, 1997, except as to note 14,
  which is as of          , 1998

                          HASTINGS ENTERTAINMENT, INC.

                                 BALANCE SHEETS
                           JANUARY 31, 1996 AND 1997
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

                                      ASSETS
                                                                     FISCAL
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Current assets:
  Cash......................................................  $  2,738    $  4,972
  Merchandise inventories (note 2)..........................    94,602     105,185
  Other current assets......................................     4,392       3,396
                                                              --------    --------
          Total current assets..............................   101,732     113,553
Property and equipment, net (note 3)........................    63,684      67,165
Deferred income taxes (note 6)..............................     1,013         976
Other assets................................................       798          27
                                                              --------    --------
                                                              $167,227    $181,721
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt and capitalized lease obligations
     (notes 4 and 5)........................................  $  1,295    $    301
  Trade accounts payable....................................    43,748      41,388
  Accrued expenses and other liabilities (notes 5 and 12)...    11,438      11,120
  Deferred income taxes (note 6)............................     2,454       3,158
  Income taxes payable......................................     2,066         113
                                                              --------    --------
          Total current liabilities.........................    61,001      56,080
Long-term debt and capitalized lease obligations, excluding
  current maturities (notes 4 and 5)........................    37,621      51,572
Other long-term liability (note 12).........................        --       1,500
Redemption value of common stock held by estate of Company's
  founder (note 9)..........................................    11,500       9,500
Shareholders' equity (notes 9 and 14):
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized; none issued................................        --          --
  Common stock, $.01 par value; 75,000,000 shares
     authorized; 8,552,000 shares issued....................        86          86
  Additional paid-in capital................................     1,482       1,585
  Retained earnings.........................................    68,064      71,721
  Treasury stock, stated at cost............................    (1,027)       (823)
  Redemption value of common stock held by estate of
     Company's founder......................................   (11,500)     (9,500)
                                                              --------    --------
                                                                57,105      63,069
Commitments and contingencies (notes 5, 9, 11, 12 and 13)
                                                              --------    --------
                                                              $167,227    $181,721
                                                              ========    ========

                See accompanying notes to financial statements.

                          HASTINGS ENTERTAINMENT, INC.

                              STATEMENTS OF INCOME
                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   FOR THE FISCAL YEAR
                                                          --------------------------------------
                                                             1994          1995          1996
                                                          ----------    ----------    ----------
Merchandise revenue.....................................  $  197,311    $  232,463    $  251,934
Video rental revenue....................................      57,603        66,449        72,357
                                                          ----------    ----------    ----------
          Total revenues................................     254,914       298,912       324,291
Cost of revenues (note 8)...............................     159,233       189,159       204,612
                                                          ----------    ----------    ----------
          Gross profit..................................      95,681       109,753       119,679
                                                          ----------    ----------    ----------
Selling, general and administrative expenses............      80,480        89,325       105,183
Development expenses (note 8)...........................       2,811         2,791         2,421
                                                          ----------    ----------    ----------
                                                              83,291        92,116       107,604
                                                          ----------    ----------    ----------
          Operating income..............................      12,390        17,637        12,075
                                                          ----------    ----------    ----------
Other income (expenses):
  Interest expense......................................        (718)       (2,588)       (3,585)
  Gain (loss) on sale of mall stores (note 12)..........       4,080            --        (2,500)
  Other, net............................................         148           221           126
                                                          ----------    ----------    ----------
                                                               3,510        (2,367)       (5,959)
                                                          ----------    ----------    ----------
          Income before income taxes....................      15,900        15,270         6,116
Income taxes (note 6)...................................       6,090         5,875         2,320
                                                          ----------    ----------    ----------
          Net income....................................  $    9,810    $    9,395    $    3,796
                                                          ==========    ==========    ==========
Net income per common share.............................  $     1.17    $     1.11    $      .45
                                                          ==========    ==========    ==========
Weighted average common shares outstanding..............   8,378,245     8,429,165     8,452,190
                                                          ==========    ==========    ==========

                See accompanying notes to financial statements.

                          HASTINGS ENTERTAINMENT, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                     REDEMPTION
                                                                                                      VALUE OF
                                                                                                    COMMON STOCK
                                    COMMON STOCK      ADDITIONAL                TREASURY STOCK     HELD BY ESTATE       TOTAL
                                 ------------------    PAID-IN     RETAINED    -----------------    OF COMPANY'S    SHAREHOLDERS'
                                  SHARES     AMOUNT    CAPITAL     EARNINGS    SHARES    AMOUNT       FOUNDER          EQUITY
                                 ---------   ------   ----------   ---------   -------   -------   --------------   -------------
Balances at January 31, 1994...  8,552,000    $ 9       $1,334      $49,085    186,985   $(1,541)     $(15,500)        $33,387
Purchase of treasury stock.....         --     --           --           --      3,750       (39)           --             (39)
Sale of treasury stock
  including stock option
  exercises....................         --     --          139           --    (65,335)      541            --             680
Change in redemption value.....         --     --           --           --         --        --         2,000           2,000
Dividends ($.012 per share)....         --     --           --         (105)        --        --            --            (105)
Net income.....................         --     --           --        9,810         --        --            --           9,810
Change in common stock
  par value....................         --     77          (77)          --         --        --            --              --
                                 ---------    ---       ------      -------    -------   -------      --------         -------
Balances at January 31, 1995...  8,552,000     86        1,396       58,790    125,400    (1,039)      (13,500)         45,733
Purchase of treasury stock.....         --     --           --           --     15,535      (186)           --            (186)
Sale of treasury stock
  including stock option
  exercises....................         --     --           86           --    (23,130)      198            --             284
Change in redemption value.....         --     --           --           --         --        --         2,000           2,000
Dividends ($.014 per share)....         --     --           --         (121)        --        --            --            (121)
Net income.....................         --     --           --        9,395         --        --            --           9,395
                                 ---------    ---       ------      -------    -------   -------      --------         -------
Balances at January 31, 1996...  8,552,000     86        1,482       68,064    117,805    (1,027)      (11,500)         57,105
Sale of treasury stock
  including stock option
  exercises....................         --     --          103           --    (23,440)      204            --             307
Change in redemption value.....         --     --           --           --         --        --         2,000           2,000
Dividends ($.017 per share)....         --     --           --         (139)        --        --            --            (139)
Net income.....................         --     --           --        3,796         --        --            --           3,796
                                 ---------    ---       ------      -------    -------   -------      --------         -------
Balances at January 31, 1997...  8,552,000    $86       $1,585      $71,721     94,365   $  (823)     $ (9,500)        $63,069
                                 =========    ===       ======      =======    =======   =======      ========         =======

                See accompanying notes to financial statements.

                          HASTINGS ENTERTAINMENT, INC.

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED JANUARY 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                   FOR THE FISCAL YEAR
                                                             --------------------------------
                                                               1994        1995        1996
                                                             --------    --------    --------
Cash flows from operating activities:
  Net income...............................................  $  9,810    $  9,395    $  3,796
  Adjustments to reconcile net income to net cash provided
     by operations:
     Depreciation and amortization.........................    19,397      23,661      24,939
     (Gain) loss on sale of mall stores, net...............    (4,080)         --       2,500
     Loss on transfer of rental videos and disposal of
       assets..............................................     2,163       7,514       8,028
     Deferred income tax expense (benefit).................      (563)      1,149         741
     Changes in operating assets and liabilities:
       Merchandise inventories.............................   (17,284)    (18,183)     (6,521)
       Other current assets................................    (1,009)       (353)        996
       Trade accounts payable and accrued expenses.........     6,899       9,782      (3,678)
       Income taxes payable................................      (590)        726      (1,953)
                                                             --------    --------    --------
          Net cash provided by operations..................    14,743      33,691      28,848
                                                             --------    --------    --------
Cash flows from investing activities:
  Purchases of property and equipment......................   (40,013)    (48,358)    (40,510)
  Proceeds from sales of stores............................     8,689          --          --
  (Increase) decrease in other assets......................      (260)        (93)        771
                                                             --------    --------    --------
          Net cash used in investing activities............   (31,584)    (48,451)    (39,739)
                                                             --------    --------    --------
Cash flows from financing activities:
  Net borrowings (repayments) under revolving credit
     facility..............................................    (5,500)      4,450     (11,750)
  Advances under long-term debt and capital lease
     obligations...........................................    21,200      11,600      25,000
  Principal payments under long-term debt and capital lease
     obligations...........................................      (121)       (174)       (293)
  Payments of dividends....................................      (105)       (121)       (139)
  Purchase of treasury stock...............................       (39)       (186)         --
  Proceeds from sale of treasury stock.....................       680         284         307
                                                             --------    --------    --------
          Net cash provided by financing activities........    16,115      15,853      13,125
                                                             --------    --------    --------
Net increase (decrease) in cash and cash equivalents.......      (726)      1,093       2,234
Cash and cash equivalents at beginning of year.............     2,371       1,645       2,738
                                                             --------    --------    --------
Cash at end of year........................................  $  1,645    $  2,738    $  4,972
                                                             ========    ========    ========

                See accompanying notes to financial statements.

                          HASTINGS ENTERTAINMENT, INC.

                         NOTES TO FINANCIAL STATEMENTS
                           JANUARY 31, 1996 AND 1997

(1) OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) General

     Hastings Entertainment, Inc. (the "Company") operates a chain of retail stores located in 15 states, primarily in the southwestern and Rocky Mountain portions of the United States, with revenues originating primarily from music, book and video sales and video rentals. In fiscal 1996, the Company changed its name from Hastings Books, Music & Video, Inc. to Hastings Entertainment, Inc.

     The Company's fiscal years ended January 31, 1995, 1995 and 1997 are referred to as fiscal 1994, 1995 and 1996, respectively.

  (b) Cash and Cash Equivalents

     The Company considers all cash and short-term investments with original maturities of three months or less (primarily money market mutual funds) to be cash equivalents.

  (c) Merchandise Inventories

     Merchandise inventories (music, books and videos) have been restated for all periods presented and are recorded at the lower of cost (using the first-in, first-out ("FIFO") method) or market. These inventories were previously recorded at the lower of cost (using the last-in, first-out ("LIFO") method) or market. Management believes that the FIFO method is preferable in the circumstances because it more appropriately matches the costs and revenues from merchandise inventories.

  (d) Store Preopening Costs

     Preopening costs represent the costs of hiring and training personnel and other costs incurred in connection with the opening of a new store. Preopening costs are expensed as incurred.

  (e) Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method. Furniture and fixtures are depreciated over their estimated useful lives of 3 to 12 years. Leasehold improvements are amortized over the shorter of the related lease term or their estimated useful lives.

     Property recorded pursuant to capital lease obligations is stated at the present value of the minimum lease payments at the inception of each lease, not in excess of fair value, and amortized on a straight-line basis over the shorter of the related lease term or estimated useful life.

     The depreciation and video markdown policies described below combine to provide an average cost allocation period of 8 to 12 months. The Company initially depreciates the video cost using the straight line method over an 18 month period. After an introductory rental period, the Company conducts weekly evaluations to identify, on a video by video basis, those videos that are not performing at a defined profitability level. Underperforming videos are either transferred to another store at their carrying value or written down to their estimated selling price and retained in that store's merchandise inventory for sale as previewed videos.

     On February 1, 1996, the Company began providing for an estimated residual value of $5 per video and began depreciation of rental videos in their first full month of service. In fiscal 1994 and 1995, a full month's depreciation was provided in the month the rental videos were received. These changes resulted in an increase in fiscal 1996 net earnings and earnings per common share of $829,000 and $.10, respectively.

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, on

                          HASTINGS ENTERTAINMENT, INC.

February 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  (f) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) Financial Instruments

     All financial instruments held by the Company have been stated at values which approximate fair value as of January 31, 1996 and 1997 due to the instruments bearing interest at market rates.

  (h) Derivative Financial Instruments

     The Company's only derivative position is a nonleveraged off-balance-sheet interest rate swap. The interest rate swap is accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized.

  (i) Stock Option Plans

     The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations. Compensation expense is recorded on the date of grant only if the market price of the underlying stock exceeds the exercise price. Since the Company grants substantially all stock options with an exercise price equal to or greater than the current market price of the stock on the grant date, compensation expense recorded is immaterial. On February 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Under SFAS 123, the Company may elect to recognize expense for stock-based compensation based on the fair value of the awards, or continue to account for stock-based compensation under APB 25 and disclose in the financial statements the effects of SFAS 123 as if the recognition provisions were adopted. The Company has elected not to adopt the recognition provision of SFAS 123 and will continue to account for stock-based compensation under APB 25.

  (j) Advertising Costs

     Advertising costs for newspaper, television and other media are expensed as incurred.

                          HASTINGS ENTERTAINMENT, INC.

  (k) Net Income Per Share

     Net income per share is computed on the basis of the weighted average number of common shares outstanding during the period. The effect of stock options on the computation of net income per share was not material.

  (l) Use of Management Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) MERCHANDISE INVENTORIES

     Merchandise inventories consisted of the following (dollars in thousands):

                                                               1995        1996
                                                              -------    --------
Merchandise inventories at standard cost, which approximates
  FIFO:
  Music.....................................................  $36,019    $ 39,538
  Books.....................................................   35,317      40,785
  Videos....................................................   10,315      10,408
  Other.....................................................   13,281      18,354
                                                              -------    --------
                                                               94,932     109,085
Less allowance for inventory returns and shrinkage..........      330       3,900
                                                              -------    --------
                                                              $94,602    $105,185
                                                              =======    ========

     During fiscal 1995 and 1996, the Company purchased approximately 47% and 32%, respectively, of all products (defined herein as merchandise inventories and rental videos) from three independent suppliers. During fiscal 1994 and 1995, the Company purchased approximately 59% and 18%, respectively, of all products from Anderson Merchandisers, Inc. ("Anderson"), an affiliate of the Company. During fiscal 1996, the Company had nominal purchases from Anderson.

     Merchandise inventories that are not sold can normally be returned to the suppliers. In the 1996 fourth quarter, the Company recorded a loss of $3.5 million to establish a reserve for estimated costs related to merchandise returned or to be returned to suppliers for which credit is pending. The $3.5 million reserve is included in the allowance for inventory returns and shrinkage at January 31, 1997. Because the amount of credit to be received requires estimates, it is reasonably possible that the Company's estimate of the ultimate settlement with its suppliers may change in the near term.

                          HASTINGS ENTERTAINMENT, INC.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (dollars in thousands):

                                                               1995        1996
                                                              -------    --------
Rental videos...............................................  $51,759    $ 57,940
Furniture and equipment.....................................   42,258      49,257
Leasehold improvements......................................   26,810      28,983
Property under capital lease................................    1,948       1,948
                                                              -------    --------
                                                              122,775     138,128
Less accumulated depreciation and amortization..............  (59,091)    (70,963)
                                                              -------    --------
                                                              $63,684    $ 67,165
                                                              =======    ========

(4) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

     Long-term debt and capitalized lease obligations consisted of the following (dollars in thousands):

                                                               1995       1996
                                                              -------    -------
Revolving credit facility...................................  $25,650    $23,900
Term note...................................................   10,000         --
Series A senior notes.......................................       --     25,000
Capitalized lease obligations (note 5)......................    1,779      1,714
Other.......................................................    1,487      1,259
                                                              -------    -------
                                                               38,916     51,873
Less current maturities.....................................    1,295        301
                                                              -------    -------
                                                              $37,621    $51,572
                                                              =======    =======

     During fiscal 1994, the Company entered into an unsecured credit agreement with a group of banks which provides for a $30 million revolving credit facility and a $10 million term note. During fiscal 1995, the unsecured credit agreement was amended to provide an additional $10 million seasonal credit facility. During fiscal 1996, the unsecured credit agreement was amended to permanently increase the revolving credit facility to $45 million. The revolving credit facility bears interest at variable rates based on the lender's base rate and LIBOR (7.4% and 7.2% at January 31, 1996 and 1997, respectively) and expires on April 30, 1999. The seasonal credit facility and the term note, which was repaid in June 1996, expired during fiscal 1996.

     The credit agreement includes provisions which, among other things, require the maintenance of specified financial ratios and net worth requirements. Further, the credit agreement imposes certain restrictions with respect to additional indebtedness, transactions with related parties, investments, and capital expenditures.

     The Company selectively uses off-balance-sheet derivative instruments to manage its interest rate risk. On June 16, 1995, the Company entered into an interest rate swap agreement with a notional amount of $15 million, which effectively converts a portion of the floating rate debt to a fixed rate of 7%. The swap terminates in June 1998. The counterparty to this contract is a high credit quality commercial bank. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent.

     The fair value of the interest rate swap agreement is the estimated amount that the Company would pay or receive to terminate the agreement at January 31, 1997, taking into consideration current interest rates and assuming the creditworthiness of the counterparties. The fair value of the agreement at January 31, 1997 was immaterial.

                          HASTINGS ENTERTAINMENT, INC.

     During fiscal 1996, the Company entered into an unsecured credit agreement with a financial institution which provides for Series A senior notes with an aggregate principal amount of $25 million. The notes are due June 13, 2003, require quarterly interest payments through May 1999, and have an effective interest rate of 7.53%. Beginning in June 1999, the Company will be required to make annual principal payments of $5 million. The credit agreement includes provisions which, among other things, require the maintenance of specified financial ratios and net worth requirements. Further, the credit agreement imposes certain restrictions with respect to additional indebtedness, transactions with related parties, investments and capital expenditures.

     The capitalized lease obligations represent two leases on certain retail space with terms of fifteen years.

     The aggregate maturities of long-term debt and capitalized lease obligations for years subsequent to fiscal 1996 are as follows:

1997........................................................  $   301
1998........................................................      321
1999........................................................   29,241
2000........................................................    5,354
2001........................................................    5,370
Thereafter..................................................   11,286
                                                              -------
                                                              $51,873
                                                              =======

(5) LEASES

     The Company leases retail space under operating leases with terms ranging from three to fifteen years, with certain leases containing renewal options. Lease agreements generally provide for minimum rentals. Some leases also include additional contingent rental amounts based upon specified percentages of sales above predetermined levels. Rental expense for operating leases consists of the following (dollars in thousands):

                                                          1994      1995       1996
                                                         ------    -------    -------
Minimum rentals........................................  $8,149    $10,032    $10,941
Contingent rentals.....................................   1,840      1,655      1,643
                                                         ------    -------    -------
          Rental expense...............................  $9,989    $11,687    $12,584
                                                         ======    =======    =======

                          HASTINGS ENTERTAINMENT, INC.

     Future minimum lease payments under noncancellable operating leases, excluding certain leases assumed by another party in February 1994 (see note
12), and the present value of future minimum capital lease payments as of January 31, 1997 are (dollars in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
1998........................................................  $  233      $10,706
1999........................................................     241       10,549
2000........................................................     251        9,925
2001........................................................     254        8,675
2002........................................................     256        7,277
Thereafter..................................................   1,497       14,342
                                                              ------      -------
          Total minimum lease payments......................   2,732      $61,474
                                                                          =======
Less amount representing imputed interest...................   1,018
                                                              ------
          Total obligations under capital leases............   1,714
Less current principal maturities of capital lease
  obligations...............................................      73
                                                              ------
          Obligations under capital leases, excluding
            current maturities..............................  $1,641
                                                              ======

     During fiscal 1994, the Company relocated or committed to relocate from eight existing store leases for which the property will no longer be used by the Company. Six of the eight store leases still remain in effect. During fiscal 1996, the Company relocated from one existing store lease for which the property will no longer be used by the Company. Included in accrued expenses and other liabilities is $1.2 million for the net present value of future payments attributable to such leases, net of probable sublease income. Future minimum lease payments due on these operating leases are included in the table above.

     A director of the Company is a limited partner in various limited partnerships that lease land and improvements to the Company under operating lease agreements. During fiscal 1994, 1995 and 1996, the Company made lease payments of $443,998, $479,392 and $480,019, respectively, to these partnerships.

(6) INCOME TAXES

     Income tax expense (benefit) consists of the following (dollars in thousands):

                                                            1994      1995      1996
                                                           ------    ------    ------
Current federal..........................................  $5,541    $3,967    $1,566
Current state and local..................................   1,112       759        13
Deferred federal.........................................    (345)    1,014       281
Deferred state and local.................................    (218)      135       460
                                                           ------    ------    ------
                                                           $6,090    $5,875    $2,320
                                                           ======    ======    ======

     The difference between expected income tax expense (computed by applying the statutory rate of 35% for fiscal 1994 and 1995 and 34% for fiscal 1996 to earnings before income taxes) and actual income tax expense is as follows (dollars in thousands):

                                                            1994      1995      1996
                                                           ------    ------    ------
Computed "expected" tax expense..........................  $5,565    $5,345    $2,079
State and local income taxes, net of federal income tax
  benefit................................................     595       571       228
Other....................................................     (70)      (41)       13
                                                           ------    ------    ------
                                                           $6,090    $5,875    $2,320
                                                           ======    ======    ======

                          HASTINGS ENTERTAINMENT, INC.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (dollars in thousands):

                                                               1995       1996
                                                              -------    -------
Deferred tax assets:
  Provision for merchandise return costs....................  $    --    $ 1,178
  Provision for contingent lease costs......................       --        922
  Alternative minimum tax carryforward......................       --        905
  Provision for abandoned leases............................      533        459
  Provision for deferred rent...............................      292        426
  Compensated absences......................................      191        208
  Other.....................................................      397        390
                                                              -------    -------
          Total deferred tax assets.........................    1,413      4,488
Deferred tax liabilities:
  Inventories, principally due to the measurement of cost
     using LIFO for income tax purposes.....................    2,230      4,656
  Freight costs.............................................      546        674
  Property and equipment, principally due to different
     depreciation methods for financial reporting and income
     tax purposes...........................................       78      1,340
                                                              -------    -------
          Total deferred tax liabilities....................    2,854      6,670
                                                              -------    -------
          Net deferred tax assets (liabilities).............  $(1,441)   $(2,182)
                                                              =======    =======

     The Company did not record a valuation allowance for deferred tax assets at January 31, 1996 or 1997. In assessing the realizability of deferred tax assets, management considers the scheduled reversal of deferred tax assets and liabilities, future taxable income and tax planning strategies, and believes it is more likely than not the Company will realize the benefits of these deductible differences at January 31, 1997.

     At January 31, 1997, the Company has an alternative minimum tax carryforward for federal income tax purposes of $0.9 million which is available indefinitely to offset future regular federal taxable income.

(7) PROFIT SHARING PLAN

     Employees who have attained age 21 and completed one year of service are eligible to participate in the Company's profit sharing plan, and may elect to contribute up to 12 percent of their salary, subject to federal limitations, to the plan. Employer contributions are determined at the discretion of the Company and are allocated solely to those employees who are participating in the plan. Amounts expensed related to the plan were $0.6 million, $0.4 million and $0.6 million during fiscal 1994, 1995 and 1996, respectively.

(8) TRANSACTIONS WITH FORMER AFFILIATE

     The Company had a Branch Support Service Agreement ("Agreement") with Anderson which, among other things, provided that Anderson would supply to the Company products for retail sale or rental and would provide services for accounting, management information systems, advertising, printing, and other services reasonably necessary for the performance of the Company's operations.

     The Agreement was terminated on January 31, 1996. Prior to the termination of the Agreement, the Company began the development of various systems to assist in its efforts to become independent of Anderson. Development expenses included in the accompanying statements of income include costs to develop various information and other systems for buying, distribution, finance, inventory and store operations.

                          HASTINGS ENTERTAINMENT, INC.

(9) SHAREHOLDERS' EQUITY

     During fiscal 1994, the Company changed the par value of its common shares from $.001 to $.01 and increased the number of authorized shares from 5,000,000 to 20,000,000. In addition, 5,000,000 shares of preferred stock were authorized. During fiscal 1996, the Company increased the number of authorized shares of its common stock from 20,000,000 to 75,000,000. The Board of Directors of the Company is authorized to establish and designate preferences, limitations and rights of the preferred stock.

     The Company has three stock option plans: the 1991 and 1994 Stock Option Plans and the 1996 Incentive Stock Plan. A total of 500,000 shares may be granted under each of the 1991 and 1994 Stock Option Plans, and 625,000 shares may be granted under the 1996 Incentive Stock Plan.

     The 1991 and 1994 Stock Option Plans and the 1996 Incentive Stock Plan authorize the award of both incentive stock options and nonqualified stock options to purchase common stock to officers, other associates, and directors of the Company. The exercise price per share of incentive stock options may not be less than the fair market value of the Company's common stock on the date the option is granted. The exercise price per share of nonqualified stock options is determined by the Board of Directors, or a committee thereof. The term of each option is determined by the Board of Directors and generally will not exceed ten years from the date of grant. The exercise price of options issued to certain executive officers of the Company includes fixed annual increases.

     The 1996 Incentive Stock Plan also authorizes the granting of stock appreciation rights, restricted stock, dividend equivalent rights, stock awards, and other stock-based awards to officers, other associates, directors, and consultants of the Company. There have been no grants under this plan.

     The Company's nonemployee directors are also eligible for stock option awards. Grants to these directors have not been significant.

     The Company's Chief Executive Officer has an option to acquire 400,000 shares of common stock. The option was not exercisable until February 1, 1997, and may be exercised in full or in part from that date through January 31, 2007. These options may be exercised in fiscal 1997 at an exercise price of $13.82. The exercise price of the options increases 12% in each fiscal year through fiscal 2001 and remains fixed thereafter.

     In fiscal 1996, the Company adopted the management stock purchase plan that authorizes the issuance of up to 225,000 shares of common stock, pursuant to agreements providing for the purchase of Restricted Stock Units (RSU's). The cost of each RSU is equal to 75% of the fair market value of the common stock of the Company on the date the RSU is awarded. As of January 31, 1997, no RSU's have been awarded under the Plan.

                          HASTINGS ENTERTAINMENT, INC.

     A summary of information with respect to all stock option plans is as follows:

                                                                        WEIGHTED AVERAGE
                                                            OPTIONS      EXERCISE PRICE
                                                           ---------    ----------------
Outstanding at January 31, 1994..........................    811,505         $ 9.61
  Granted................................................    193,565          10.33
  Exercised..............................................       (335)          0.20
                                                           ---------         ------
Outstanding at January 31, 1995..........................  1,004,735           9.76
  Granted................................................    397,435          17.51
  Exercised..............................................     (1,085)          0.20
  Forfeited..............................................    (72,150)          7.18
                                                           ---------         ------
Outstanding at January 31, 1996..........................  1,328,935          12.22
  Granted................................................    214,720          13.86
  Exercised..............................................     (6,350)         10.21
  Forfeited..............................................    (23,500)         10.97
                                                           ---------         ------
Outstanding at January 31, 1997..........................  1,513,805         $12.48
                                                           =========         ======
  Exercisable at January 31, 1997........................    199,390           7.40
  Reserved and available for grant at January 31, 1997...    417,645

     At January 31, 1997, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $.20 to $24.48 and seven years, respectively.

     The Company applies APB 25 in accounting for its Plans. Since the Company grants substantially all stock options with an exercise price equal to or greater than the current market price of the stock on the grant date, compensation expense recorded is not significant. Had the Company determined compensation cost based on the minimum value at the date of grant for its stock options under SFAS 123, the Company's net income and net income per share would not have been materially different. The calculation of the effect on net income includes only options granted during fiscal 1995 and 1996. Therefore, the full impact of measuring compensation cost for stock options under SFAS 123 is not reflected in the calculation because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to February 1, 1995 is not considered.

     The per share weighted average exercise price and the per share weighted average minimum value of stock options at the date of grant, using the Black-Scholes option-pricing model for SFAS 123 disclosure purposes is as follows:

                                                     EXERCISE PRICE     MINIMUM VALUE
                                                    ----------------    --------------
                                                     1995      1996     1995     1996
                                                    ------    ------    -----    -----
Options granted at market price...................  $12.40    $14.20    $5.86    $6.96
Options granted at prices exceeding market........   24.48        --     0.27       --
Total options granted.............................   17.32     14.20     3.58     6.96

     The following assumptions were used in the calculation:

                                                              1995    1996
                                                              ----    ----
Expected dividend yield.....................................    --      --
Risk-free interest rate.....................................  6.43%   6.68%
Expected life in years......................................    10      10

     The Company's Associate Stock Ownership Plan ("ASOP") permits full-time employees, as defined, who have attained age 21 and completed one year of service to participate in the ASOP. Employer

                          HASTINGS ENTERTAINMENT, INC.

contributions are determined at the discretion of the Company. The Board of Directors has determined that the level of contributions will be made based on attaining operational profit goals as set by the Board of Directors. The contribution is based on a percentage of participants' eligible compensation and provisions of $0.2 million, $0.3 million and $0.2 million were made in the accompanying financial statements for 1994, 1995 and 1996, respectively. Common shares allocated to the ASOP were 38,970, 60,405 and 77,495 at January 31, 1995, 1996 and 1997, respectively.

     The Company is a party to a stock redemption agreement with the estate of the Company's founder. Under the agreement, the estate may, at its option, require the Company to purchase shares of common stock at fair value in amounts equal to or less than specified annual obligations of $1.5 million for fiscal 1997 through 2001, and $1.0 million for fiscal 2002 and 2003. The redemption obligation is limited by Section 303 of the Internal Revenue Code of 1986, as amended, and could be reduced based upon the resolution of certain pending matters between the Internal Revenue Service and the estate of the Company's founder. As of January 31, 1997, the Company has not acquired any shares pursuant to this agreement.

(10) SUPPLEMENTAL CASH FLOW INFORMATION

     Cash payments for interest during fiscal 1994, 1995 and 1996, totaled $0.7 million, $2.5 million and $3.3 million, respectively. Cash payments for income taxes during fiscal 1994, 1995 and 1996 totaled $5.8 million, $4.0 million, $3.6 million, respectively.

     Noncash investing activities during fiscal 1994, 1995 and 1996 include the transfer of videos with a depreciated cost of $1.9 million, $4.4 million and $4.1 million, respectively, from property and equipment to merchandise inventory.

(11) CONTINGENCIES

     The Company's employees are covered under a self-insured health plan. Claims in excess of $100,000 per employee are insured by an insurance company. Estimated claims incurred but not paid have been accrued in the accompanying financial statements. Health insurance expense during fiscal 1994, 1995 and 1996 were $0.7 million, $0.5 million and $1.0 million, respectively.

     The Company is partially self-insured for workers' compensation. Claims in excess of $100,000 per accident and $1.1 million in the aggregate annually are insured by an insurance company. Estimated claims incurred but not paid have been accrued in the accompanying financial statements. Workers' compensation expense during fiscal 1994, 1995 and 1996 was $0.3 million, $0.5 million and $0.6 million, respectively.

(12) SALE OF MALL STORES

     During fiscal 1993, the Company sold the assets, primarily inventory and leasehold improvements, related to 26 mall stores to Camelot Music, Inc. ("Camelot"). Proceeds from the sales were $9.4 million and the Company recognized a gain of $3.8 million. During fiscal 1994, the Company sold the assets of another 16 mall stores to Camelot. Proceeds from the 1994 sales were $8.7 million and the Company recognized a gain of $4.1 million.

     In connection with the sales, the Company assigned the underlying leases on the stores to Camelot. Some of the leases have expired and the Company has been released from liability by the landlord on other leases. At January 31, 1997, the Company was contingently liable on 19 of the original 42 store leases. In August 1996, Camelot filed for protection from creditors under the federal bankruptcy code. The Company has been named in suits by lessors alleging that Camelot has defaulted on certain of its obligations under these leases. In 1996, the Company recorded a loss reserve of $2.5 million for the future lease obligations of these stores. At January 31, 1997, current accrued liabilities and other long-term liability include $0.9 million and $1.5 million, respectively, for these obligations. Because the ultimate liability is dependent, in part, on the

                          HASTINGS ENTERTAINMENT, INC.

rulings of the bankruptcy court and the Company's ability to sublease the stores, it is reasonably possible that the Company's estimate of the liability may change in the near term.

(13) LEGAL PROCEEDINGS

     The Company is involved in various claims and legal actions arising from the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial statements.

(14) SUBSEQUENT EVENTS

     The Company effected a five for one stock split on         , 1998, the
effects of which have been retroactively applied to the financial statements.

     In July 1997 and January 1998, the Company amended the option of the Chief Executive Officer to acquire 400,000 shares of common stock. The exercise price of these options has been reduced to $11.20 and the fixed annual increases in the exercise price have been eliminated. The Company also eliminated the fixed annual increases of the exercise prices of options issued to certain executive officers under the Company's stock plans.

                          HASTINGS ENTERTAINMENT, INC.

                                 BALANCE SHEETS
                           OCTOBER 31, 1996 AND 1997
                   (DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)
                                   UNAUDITED

                                     ASSETS

                                                                     FISCAL
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Current Assets:
  Cash......................................................  $    276    $  3,146
  Merchandise inventories...................................   110,988     126,994
  Income Taxes Receivable...................................       939         349
  Other current assets......................................     2,613       2,377
                                                              --------    --------
          Total current assets..............................   114,816     132,866
Property and equipment, net.................................    67,912      80,983
Deferred income taxes.......................................     1,590         975
Other assets................................................       864          30
                                                              --------    --------
                                                              $185,182    $214,854
                                                              ========    ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current maturities of long-term debt and capitalized lease
     obligations............................................  $  1,296    $    302
  Trade accounts payable....................................    43,199      48,957
  Accrued expenses and other liabilities....................    13,853      18,012
  Deferred income taxes.....................................       322       3,158
                                                              --------    --------
          Total current liabilities.........................    58,670      70,429
Long term debt and capitalized lease obligations, excluding
  current maturities........................................    56,112      68,344
Other long-term liability...................................     1,500       1,500
Redemption value of common stock held by estate of Company's
  founder...................................................     9,500       8,000
Shareholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares
     authorized; none issued................................        --          --
  Common Stock, $.01 par value; 75,000,000 shares
     authorized; 8,552,000 shares issued....................        86          86
  Additional paid-in capital................................     1,576       1,656
  Retained earnings.........................................    68,112      75,040
  Treasury stock............................................      (874)     (2,201)
  Redemption value of common stock held by estate of
     Company's founder......................................    (9,500)     (8,000)
                                                              --------    --------
          Total shareholders' equity........................    59,400      66,581
                                                              --------    --------
                                                              $185,182    $214,854
                                                              ========    ========

                See accompanying notes to financial statements.

                          HASTINGS ENTERTAINMENT, INC.

                              STATEMENTS OF INCOME
                  NINE MONTHS ENDED OCTOBER 31, 1996 AND 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   UNAUDITED

                                                              FOR THE FISCAL NINE MONTHS
                                                              --------------------------
                                                                 1996           1997
                                                              -----------    -----------
Merchandise revenue.........................................   $170,940       $187,969
Video rental revenue........................................     53,090         52,641
                                                               --------       --------
          Total revenues....................................    224,030        240,610
Cost of revenues............................................    136,451        147,930
                                                               --------       --------
          Gross Profit......................................     87,579         92,680
Selling, general and administrative expenses................     80,260         83,877
Development expenses........................................      1,866             --
                                                               --------       --------
                                                                 82,126         83,877
                                                               --------       --------
          Operating income..................................      5,453          8,803
Other income (expenses):
  Interest expense..........................................     (2,677)        (3,093)
  Loss on sale of mall stores...............................     (2,500)            --
                                                               --------       --------
                                                                 (5,177)        (3,093)
                                                               --------       --------
     Income before income taxes.............................        276          5,710
Income taxes................................................        126          2,282
                                                               --------       --------
          Net income........................................   $    150       $  3,428
                                                               ========       ========
Net income per common share.................................   $              $
                                                               ========       ========
Weighted average common shares outstanding..................

                See accompanying notes to financial statements.

                          HASTINGS ENTERTAINMENT, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                  NINE MONTHS ENDED OCTOBER 31, 1996 AND 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   UNAUDITED

                                                                                                 REDEMPTION
                                                                                                  VALUE OF
                                                                                                COMMON STOCK
                                COMMON STOCK      ADDITIONAL                TREASURY STOCK     HELD BY ESTATE       TOTAL
                             ------------------    PAID-IN     RETAINED   ------------------    OF COMPANY'S    SHAREHOLDERS'
                              SHARES     AMOUNT    CAPITAL     EARNINGS    SHARES    AMOUNT       FOUNDER          EQUITY
                             ---------   ------   ----------   --------   --------   -------   --------------   -------------
Balances at January 31,
  1996.....................  8,552,000    $86       $1,482     $68,064     117,805   $(1,027)     $(11,500)        $57,105
Sale of treasury stock,
  including stock option
  exercises................         --     --           94          --     (17,590)      153            --             247
Dividends ($.012 per
  share)...................         --     --           --        (102)                   --            --            (102)
Net income.................         --     --           --         150                    --            --             150
Change in redemption
  value....................         --     --           --          --                    --         2,000           2,000
                             ---------    ---       ------     -------    --------   -------      --------         -------
Balances at October 31,
  1996.....................  8,552,000    $86       $1,576     $68,112     100,215   $  (874)     $ (9,500)        $59,400
                             =========    ===       ======     =======    ========   =======      ========         =======

Balances at January 31,
  1997.....................  8,552,000    $86       $1,585     $71,721      94,365   $  (823)     $ (9,500)        $63,069
Purchase of treasury
  stock....................         --     --           --          --      13,160      (168)           --            (168)
Sale of treasury stock,
  including stock option
  exercises................         --     --           71          --     (29,005)      290            --             361
Dividends ($.013 per
  share)...................         --     --           --        (109)                   --            --            (109)
Net income.................         --     --           --       3,428                    --            --           3,428
Redemption of common stock
  held by estate...........         --     --           --          --     107,195    (1,500)        1,500              --
                             ---------    ---       ------     -------    --------   -------      --------         -------
Balances at October 31,
  1997.....................  8,552,000    $86       $1,656     $75,040     185,715   $(2,201)     $ (8,000)        $66,581
                             =========    ===       ======     =======    ========   =======      ========         =======

                See accompanying notes to financial statements.

                          HASTINGS ENTERTAINMENT, INC.

                            STATEMENTS OF CASH FLOWS
                  NINE MONTHS ENDED OCTOBER 31, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)
                                   UNAUDITED

                                                                  FOR THE FISCAL NINE MONTHS
                                                            --------------------------------------
                                                                  1996                 1997
                                                            -----------------    -----------------
Cash flows from operating activities:
  Net income..............................................      $    150             $  3,428
  Adjustments to reconcile net income to net cash provided
     by operations:
  Depreciation and amortization...........................        18,866               20,515
  Loss on sale of mall stores.............................         2,500                   --
  Deferred tax benefit....................................        (2,709)                  --
  Loss on transfer of rental videos and disposal of
     assets...............................................         5,701                4,653
  Changes in operating assets and liabilities:
     Merchandise inventories..............................       (13,144)             (17,367)
     Other current assets.................................         1,779                1,019
     Trade accounts payable, accrued expenses and other
       liabilities........................................           866               14,461
     Income taxes payable.................................        (3,005)                (462)
                                                                --------             --------
          Net cash provided by operations.................        11,004               26,247
                                                                --------             --------
Cash flows from investing activities:
  Purchases of property and equipment.....................       (32,037)             (43,427)
  Increase in other assets................................           (66)                  (3)
                                                                --------             --------
          Net cash used in investing activities...........       (32,103)             (43,430)
                                                                --------             --------
Cash flows from financing activities:
  Net borrowings (repayments) under revolving credit
     facility.............................................        (6,300)              17,000
  Advances under long term debt and capital lease
     obligations..........................................        25,000                   --
  Principal payments under long term debt and capital
     lease obligations....................................          (208)                (227)
  Payment of dividends....................................          (102)                (109)
  Purchase of treasury stock..............................            --                 (168)
  Proceeds from sale of treasury stock....................           247                  361
  Redemption of common stock held by estate of Company's
     founder..............................................            --               (1,500)
                                                                --------             --------
          Net cash provided by financing activities.......        18,637               15,357
                                                                --------             --------
Net increase (decrease) in cash...........................        (2,462)              (1,826)
Cash at beginning of period...............................         2,738                4,972
                                                                --------             --------
Cash at end of period.....................................      $    276             $  3,146
                                                                ========             ========

                See accompanying notes to financial statements.

                          HASTINGS ENTERTAINMENT, INC.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                           OCTOBER 31, 1996 AND 1997

     The accompanying unaudited financial statements of Hastings Entertainment, Inc. as of October 31, 1996 and 1997 and for the nine months ended October 31, 1996 and October 31, 1997 have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") and do not include all of the information and footnotes required by generally accounting principles for a complete presentation of financial statements.

     In the opinion of management, all adjustments considered necessary for a fair presentation of the results of the interim periods have been included. Operating results for any interim period are not necessarily indicative of the results that may be expected for the entire fiscal year. The Company's business is heavily dependent on fourth quarter revenues. Historically, the fourth quarter has accounted for a significantly disproportionate share of the Company's revenues and earnings. These statements should be read in conjunction with the financial statements and notes thereto as of January 31, 1997 and for the three years ended January 31, 1997.

     The Company effected a five for one stock split on         , 1998, the
effects of which have been retroactively applied to the financial statements.

     In July 1997 and January 1998, the Company amended the option of the Chief Executive Officer to acquire 400,000 shares of common stock. The exercise price of these options has been reduced to $11.20 and the fixed annual increases in the exercise price have been eliminated. The Company recorded a charge of $.6 million (net of income tax benefit of $.4 million) related to the July 1997 amendment. The Company also eliminated the fixed annual increases of the exercise prices of options issued to certain executive officers under the Company's stock plans.

     Cash payments for interest during the nine months ended October 31, 1996 and October 31, 1997 totaled $2.7 million and $3.1 million respectively. Cash payments for income tax during the nine months ended October 31, 1996 and October 31, 1997 totaled $3.2 million and $.2 million, respectively.

     Noncash investing activities during the nine months ended October 31, 1996 and October 31, 1997 include the transfer of videos with a depreciated cost of $3.2 million and $4.4 million, respectively, from property and equipment to merchandise inventory.

    SCRIPT OF CD-ROM TO BE ATTACHED TO INSIDE BACK COVER PAGE OF PROSPECTUS
                        [TO BE PROVIDED SUPPLEMENTALLY.]

                                [CD-ROM SLEEVE]

    [STORE SCHEMATIC; INTERIOR/EXTERIOR PHOTOGRAPHS OF STORE; PHOTOGRAPHS OF
                PRODUCT/ARTISTS; AND/OR MAP OF STORE LOCATIONS]

======================================================

     NO DEALER, SALES PERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................
Risk Factors..........................
Use of Proceeds.......................
Dividend Policy.......................
Dilution..............................
Capitalization........................
Selected Financial Data...............
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................
Business..............................
Management............................
Certain Transactions..................
Principal Shareholders and Selling
  Shareholder.........................
Description of Capital Stock..........
Shares Eligible for Future Sale.......
Underwriting..........................
Legal Matters.........................
Experts...............................
Available Information.................
Index to Financial Statements.........

     UNTIL        , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================

                                           SHARES

                          HASTINGS ENTERTAINMENT, INC.

                                  COMMON STOCK
                              [Issuer's Logotype]
                                  ------------
                                   PROSPECTUS
                                        , 1998

                                  ------------
                              SALOMON SMITH BARNEY

                           A.G. EDWARDS & SONS, INC.

======================================================

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses expected to be incurred in connection with the Offering described in this Registration Statement, all of which will be paid by the Company:

SEC Registration Fee........................................  $  *
NASD Filing Fee.............................................     *
Nasdaq National Market Listing Fee..........................     *
Transfer Agent and Registrar Fees...........................     *
Blue Sky Fees (including counsel fees)......................     *
Accountants' Services and Expenses..........................     *
Legal Services..............................................     *
Printing and Engraving Fees.................................     *
Miscellaneous...............................................     *
                                                              -------
          TOTAL.............................................  $
                                                              =======

---------------

* To be supplied by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02-1 of the Texas Business Corporation Act permits a corporation to indemnify certain persons, including officers and directors and former officers and directors, and to purchase insurance with respect to liability arising out of their capacity or status as officers and directors. Such law provides further that the indemnification permitted thereunder will not be deemed exclusive of any other rights to which officers and directors may be entitled under the corporation's articles of incorporation, bylaws, any agreement or otherwise.

     Article Thirteen of the Company's Articles of Incorporation provides as follows:

          The corporation shall indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding (as hereinafter defined) because the person (a) is or was a director or officer of the corporation or (b) while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, manager, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent that a corporation may grant indemnification to a person serving in such capacity under the Texas Business Corporation Act, as the same exists or may hereafter be amended.

          Such right shall include the right to be paid by the corporation for all expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Texas Business Corporation Act, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the corporation within 90 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Texas Business Corporation Act, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors or any committee thereof, special legal counsel or shareholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the corporation (including its Board of Directors or any committee thereof, special legal counsel or shareholders) that such indemnification or advancement is not permissible, shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible.

          The corporation may additionally indemnify any person not covered by the grant of mandatory indemnification contained above to the fullest extent permitted by law.

          Neither the amendment nor repeal of this Article, nor the adoption of any provision of these Third Restated Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any proceeding that accrued or arose prior to such amendment, repeal or adoption of any inconsistent provision.

          As used herein, the term "proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding.

     In addition, Article Nine of the Company's Bylaws provides for such indemnification of officers and directors within the limits set forth in the Articles of Incorporation and applicable provisions of Texas law. The Company has entered into indemnification agreements with each of its directors and executive officers providing indemnification to the fullest extent permitted by applicable law.

     Article Fourteen of the Company's Articles of Incorporation further includes a provision eliminating the monetary liability of a director to the Company or its shareholders for an act or omission in the director's capacity as a director to the fullest extent permitted by Texas law. See "Description of Capital Stock -- Exculpatory Charter Provisions; Liability and Indemnification of Officers and Directors."

     The Company intends to maintain liability insurance for the benefit of its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The following table relates to all securities issued or sold by the Company within the past three years and not registered under the Securities Act. All such sales were made in reliance on the exemption from registration contained in
Section 4(2) of the Securities Act as transactions not involving a public offering and related state securities law. With respect to the Common Stock, the number of shares issued and the price per share information have been adjusted to reflect the five-for-one split of the Company's Common Stock effected immediately prior to the Offering.

                                                                NUMBER OF   PRICE PER    AGGREGATE
          PURCHASER/TRANSFEREE            DATE OF TRANSACTION    SHARES       SHARE        PRICE
          --------------------            -------------------   ---------   ---------   -----------
Jeffrey G. Shrader......................  June 27, 1995           2,175      $12.40     $ 26,970.00
ASOP(1).................................  October 12, 1995       15,455       12.40      191,642.00
Owen Marmaduke..........................  November 1, 1995        2,415       12.40       29,946.00
Samuel Marmaduke........................  November 1, 1995        2,015       12.40       24,986.00
Jeffrey G. Shrader(2)...................  January 31, 1996          660         .20          132.00
Roxanne Conant-Spradlin(3)..............  May 15, 1996              500       10.40        5,200.00
ASOP(1).................................  July 19, 1996          17,090       14.20      242,678.00
Kelly Wood(4)...........................  October 21, 1996        7,740       14.20      109,908.00
Marilyn McCrary Wilson(4)...............  November 27, 1996       1,335       14.20       18,957.00
Howard Miller(3)........................  December 16, 1996         350        7.00        2,450.00
Sherry Scoggins(4)......................  January 8, 1997             5       14.20           71.00
Theresa Rooney(4).......................  January 8, 1997            65       14.20          923.00
Jeffrey D. Sumpter(3)...................  January 14, 1997          500       10.40        5,200.00
Walter McNeer...........................  January 30, 1997        5,000       10.40       52,000.00
Marilyn Foos(3).........................  February 4, 1997          350       12.40        4,340.00
Richard Williamson(2)...................  February 28, 1997         815         .20          163.00
William J. Morey(3).....................  February 28, 1997         200       10.40        2,080.00
Brenda D. Kuykendall(3).................  May 5, 1997               500       10.40        5,200.00
Darrell Kendall(3)......................  May 30, 1997              500       10.40        5,200.00
Darrell Kendall(3)......................  May 30, 1997              100       12.40        1,240.00
ASOP(1).................................  July 16, 1997          13,270       13.80      183,126.00
Vinny Losasso(3)........................  July 22, 1997             710        7.00        4,970.00
James Fritz(3)..........................  August 8, 1997            710        7.00        4,970.00
James Fritz(3)..........................  August 8, 1997          1,000       10.40       10,400.00
James Fritz(3)..........................  August 8, 1997            225       12.40        2,790.00
Michael Terk............................  October 1, 1997           500       13.80        6,900.00
Leonard L. & Nancy Berry................  October 1, 1997         5,000       13.80       69,000.00
Matthew J. Berry........................  October 1, 1997           500       13.80        6,900.00
Jonathan E. Berry.......................  October 1, 1997           500       13.80        6,900.00
Robert A. & Vickie Berman...............  October 1, 1997           500       13.80        6,900.00
Stanley Marsh 3 Special Trust...........  October 7, 1997         3,295       13.80       45,471.00
Stanley Marsh 3 Special Trust...........  October 9, 1997         3,515       13.80       48,507.00
Gaines L. Godfrey(2)....................  October 10, 1997        3,500         .20          700.00
Carroll Rogers..........................  October 31, 1997          125       13.80        1,725.00
Kent Andrews Life Est. Trust............  December 3, 1997          210       13.80        2,898.00
Howard Miller(3)........................  December 15, 1997         180        7.00           1,260

---------------

(1)  Transfer of stock to the Company's ASOP for annual funding.

(2)  Pursuant to options granted under the Directors Option Plan.

(3) Pursuant to options granted under the Company's 1991 or 1994 Stock Option Plans or the Amended 1996 Incentive Stock Plan.

(4) Purchases from the Company's ASOP or its 401(k) Plan as a result of forfeitures.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
         1.1+            -- Form of Underwriting Agreement.
         3.1+            -- Third Restated Articles of Incorporation of the Company.
         3.2+            -- Amended and Restated Bylaws of the Company.
         4.1++           -- Specimen of Certificate of Common Stock of the Company.
         4.2+            -- Third Restated Articles of Incorporation of the Company
                            (see 3.1 above).
         4.3+            -- Amended and Restated Bylaws of the Company (see 3.2
                            above).
         5.1++           -- Opinion of Locke Purnell Rain Harrell (A Professional
                            Corporation).
        10.1+            -- Form of Indemnification Agreement by and between the
                            Company and its directors and executive officers.
        10.2+            -- Note Purchase Agreement regarding $25,000,000 7.75%
                            Senior Notes Due June 13, 2003.
        10.3+            -- Credit Agreement among Hastings Books, Music & Video,
                            Inc. and The Boatmen's National Bank of St. Louis dated
                            as of December 12, 1994, as amended.
        10.4+            -- Hastings Amended 1996 Incentive Stock Plan.
        10.5++           -- Hastings 1994 Stock Option Plan.
        10.6++           -- Hastings 1991 Stock Option Plan.
        10.7+            -- Hastings Entertainment, Inc. Associates' 401(k) Plan and
                            Trust Agreement.
        10.8+            -- Hastings Employee Stock Ownership Plant Trust Agreement.
        10.9++           -- Chief Executive Officer Stock Option, as amended.
        10.10+           -- Corporate Officer Incentive Plan.
        10.11+           -- Management Stock Purchase Plan.
        10.12+           -- Management Incentive Plan.
        10.13+           -- Salary Incentive Plan
        10.14+           -- Hastings Entertainment, Inc. Stock Option Plan for
                            Outside Directors.
        10.15+           -- Lease Agreement, dated August 3, 1994, between Omni
                            Capital Corporation and the Company, for office space
                            located at Sunset Center in Amarillo, Texas.
        10.16+           -- Lease Agreement, dated August 3, 1994, between Omni
                            Capital Corporation and the Company, for warehouse space
                            located at Sunset Center in Amarillo, Texas.
        10.17++          -- Stock Redemption Agreement dated May 3, 1994, as amended, between John H. Marmaduke, Independent Executor of the
                            Estate of Sam Marmaduke, Deceased, and the Company.
        10.18+           -- Lease Agreement dated May 28, 1992 between the City of
                            Amarillo and the Company for space located at 1900 W. 7th
                            Avenue in Amarillo, Texas.
        10.19+           -- $1,600,000 Promissory Note and Security Agreement in
                            favor of First Interstate Bank of Texas, NA.
        11.1++           -- Computation of Per Share Gain (Loss).
        21.1+            -- Subsidiaries of the Company.
        23.1+            -- Consent of KPMG Peat Marwick LLP.
        23.2++           -- Consent of Locke Purnell Rain Harrell (A Professional
                            Corporation) (included in Exhibit 5.1).
        24.1+            -- Powers of Attorney (included on signature pages).
        27.1+            -- Financial Data Schedule.

---------------

 + Filed herewith.

++ To be filed by amendment.

  (b) Financial Statement Schedules.

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions, are not applicable or the information has been provided in the Financial Statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Company hereby undertakes to provide to the representative of the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the Company will, unless the in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Amarillo, State of Texas, on this 13th day of March, 1998.

                                            HASTINGS ENTERTAINMENT, INC.

                                            By:    /s/ JOHN H. MARMADUKE
                                            ------------------------------------
                                            Name: John H. Marmaduke
                                            Title: President and Chief Executive
                                            Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                               POWER OF ATTORNEY

     KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis McGill and Jeffrey G. Shrader, and each of them, such individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such individual and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement related to the Offering contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                     SIGNATURES                                        TITLE                        DATE
                     ----------                                        -----                        ----

                /s/ JOHN H. MARMADUKE                  Chairman of the Board, President and   March 13, 1998
-----------------------------------------------------    Chief Executive Officer (principal
                  John H. Marmaduke                      executive officer)

                  /s/ DENNIS MCGILL                    Vice President of Finance, Chief       March 13, 1998
-----------------------------------------------------    Financial Officer, Treasurer and
                    Dennis McGill                        Secretary (principal financial
                                                         officer and principal accounting
                                                         officer)

                  /s/ PHILLIP HILL                     Senior Vice President, Chief           March 13, 1998
-----------------------------------------------------    Operating Officer and Director
                    Phillip Hill

                /s/ LEONARD L. BERRY                   Director                               March 13, 1998
-----------------------------------------------------
                  Leonard L. Berry

                 /s/ PETER A. DALLAS                   Director                               March 13, 1998
-----------------------------------------------------
                   Peter A. Dallas

                     SIGNATURES                                        TITLE                        DATE
                     ----------                                        -----                        ----

                /s/ GAINES L. GODFREY                                Director                 March 13, 1998
-----------------------------------------------------
                  Gaines L. Godfrey

                /s/ CRAIG R. LENTZSCH                                Director                 March 13, 1998
-----------------------------------------------------
                  Craig R. Lentzsch

              /s/ STEPHEN S. MARMADUKE                               Director                 March 13, 1998
-----------------------------------------------------
                Stephen S. Marmaduke

               /s/ JEFFREY G. SHRADER                                Director                 March 13, 1998
-----------------------------------------------------
                 Jeffrey G. Shrader

                 /s/ RON G. STEGALL                                  Director                 March 13, 1998
-----------------------------------------------------
                   Ron G. Stegall

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
         1.1+            -- Form of Underwriting Agreement.
         3.1+            -- Third Restated Articles of Incorporation of the Company.
         3.2+            -- Amended and Restated Bylaws of the Company.
         4.1++           -- Specimen of Certificate of Common Stock of the Company.
         4.2+            -- Third Restated Articles of Incorporation of the Company
                            (see 3.1 above).
         4.3+            -- Amended and Restated Bylaws of the Company (see 3.2
                            above).
         5.1++           -- Opinion of Locke Purnell Rain Harrell (A Professional
                            Corporation).
        10.1+            -- Form of Indemnification Agreement by and between the
                            Company and its directors and executive officers.
        10.2+            -- Note Purchase Agreement regarding $25,000,000 7.75%
                            Senior Notes Due June 13, 2003.
        10.3+            -- Credit Agreement among Hastings Books, Music & Video,
                            Inc. and The Boatmen's National Bank of St. Louis dated
                            as of December 12, 1994, as amended.
        10.4+            -- Hastings Amended 1996 Incentive Stock Plan.
        10.5++           -- Hastings 1994 Stock Option Plan.
        10.6++           -- Hastings 1991 Stock Option Plan.
        10.7+            -- Hastings Entertainment, Inc. Associates' 401(k) Plan and
                            Trust Agreement.
        10.8+            -- Hastings Employee Stock Ownership Plan and Trust
                            Agreement.
        10.9++           -- Chief Executive Officer Stock Option, as amended.
        10.10+           -- Corporate Officer Incentive Plan.
        10.11+           -- Management Stock Purchase Plan.
        10.12+           -- Management Incentive Plan.
        10.13+           -- Salary Incentive Plan
        10.14+           -- Hastings Entertainment, Inc. Stock Option Plan for
                            Outside Directors.
        10.15+           -- Lease Agreement, dated August 3, 1994, between Omni
                            Capital Corporation and the Company, for office space
                            located at Sunset Center in Amarillo, Texas.
        10.16+           -- Lease Agreement, dated August 3, 1994, between Omni
                            Capital Corporation and the Company, for warehouse space
                            located at Sunset Center in Amarillo, Texas.
        10.17++          -- Stock Redemption Agreement dated May 3, 1994, as amended, between John H. Marmaduke, Independent Executor of the
                            Estate of Sam Marmaduke, Deceased, and the Company.
        10.18+           -- Lease Agreement dated May 28, 1992 between the City of
                            Amarillo and the Company for space located at 1900 W. 7th
                            Avenue in Amarillo, Texas.
        10.19+           -- $1,600,000 Promissory Note and Security Agreement in
                            favor of First Interstate Bank of Texas, NA.
        11.1++           -- Computation of Per Share Gain (Loss).
        21.1+            -- Subsidiaries of the Company.
        23.1+            -- Consent of KPMG Peat Marwick LLP.
        23.2++           -- Consent of Locke Purnell Rain Harrell (A Professional
                            Corporation) (included in Exhibit 5.1).
        24.1+            -- Powers of Attorney (included on signature pages).
        27.1+            -- Financial Data Schedule.

---------------

 + Filed herewith.

++ To be filed by amendment.